TABLE OF CONTENTS                                                   Exhibit 99.2

     Management Report....................................................... 3

     Major Events 2004....................................................... 5

     Major Events 2003....................................................... 6

     Major Events 2002....................................................... 7

     Financial Highlights.................................................... 8

     Overview - Nine Months Ended September 30, 2004 Compared with Nine
          Months Ended September 30, 2003.................................... 9

     Overview - 2003 Compared with 2002...................................... 9

     Selected Data by Business Segment - Nine Months Ended September 30,
          2004 and 2003......................................................11

     Summary by Business Segment - Nine Months Ended September 30, 2004
          Compared with Nine Months Ended September 30, 2003................ 13

     Selected Data by Business Segment - 2003 and 2002...................... 18

     Summary by Business Segment - 2003 Compared with 2002.................. 19

     Summary of Consolidated Results - Nine Months Ended September 30, 2004
          Compared with Nine Months Ended September 30, 2003................ 23

     Summary of Consolidated Results - 2003 Compared with 2002.............. 25

     Liquidity and Capital Resources........................................ 30

     Market Risks........................................................... 36

     Critical Accounting Policies and Estimates............................. 38

     Outlook................................................................ 43

     Risks of Future Development............................................ 44

     Forward Looking Information............................................ 45

     Report of the Board of Management...................................... 46

     Independent Registered Public Accounting Firm.......................... 47

     Celanese's Consolidated Statements of Operations....................... 48

     Celanese's Consolidated Balance Sheets................................. 49

     Celanese's Consolidated Statements of Shareholders' Equity............. 51

     Celanese's Consolidated Statements of Cash Flows....................... 52

     Notes to Consolidated Financial Statements..............................53

     Corporate Governance Report........................................... 121

     Report of the Supervisory Board....................................... 123

     The Supervisory Board................................................. 127

     The Board of Management............................................... 129

     Five-Year Summary of Financial Data................................... 130

Management Report

    You should read the following discussion and analysis of the financial condition and the results of operations of Celanese AG and subsidiaries ("Celanese" or the "Company") together with Celanese's Consolidated Financial Statements and the notes to those financial statements, which were prepared in accordance with U.S. GAAP.

    In July 2004, the majority of Celanese's shareholders approved a change of the Celanese fiscal accounting year to commence October 1st and end September
30th. As a result, Celanese's 2004 fiscal year ended on September 30, 2004. Accordingly, the results as operations and cash flows for the nine months ended September 30, 2003 are presented on an unaudited basis. The results presented in this document should not be taken as an indication of the results of operations to be reported for any subsequent period or for the full fiscal year, particularly following the transfer on October 5, 2004 of Celanese Americas Corporation and CPO Celanese AG & Co. Procurement Olefin KG, Frankfurt am Main to BCP Caylux Holdings Luxembourg S.C.A. and Celanese Europe Holding GmbH & Co. KG, respectively, which is discussed below.

    Investors are cautioned that the forward-looking statements contained in this section involve both risk and uncertainty. Several important factors could cause actual results to differ materially from those anticipated by these statements. Many of these statements are macroeconomic in nature and are, therefore, beyond the control of management. See "Forward-Looking Information" located at the end of this section.

    Reconciliation of Non-GAAP Measures: Management compensates for the limitations of using non-GAAP financial measures by using them to supplement GAAP results to provide a more complete understanding of the factors and trends affecting the business than U.S. GAAP results alone. In this regard, we disclose net debt and trade working capital, which are non-GAAP financial measures. Management uses net debt to evaluate capital structure and trade working capital to evaluate investment in receivables and inventory, net of payables. The most directly comparable financial measures presented in accordance with U.S. GAAP in our financial statements for net debt and trade working capital are total debt and the working capital components, respectively.

    Net debt and trade working capital are not a substitute for any U.S. GAAP financial measure. In addition, calculations of net debt and trade working capital contained in this report may not be consistent with that of other companies.

Acquisition of Celanese

    During April 2004, Celanese Europe Holding GmbH & Co. KG, formerly known as BCP Crystal Acquisition GmbH & Co. KG ("BCP" or the "Purchaser"), a German limited partnership controlled by a group of investor funds advised by The Blackstone Group, completed a voluntary tender offer and acquired approximately 84.3% of the outstanding shares, excluding treasury shares, of Celanese AG for a price of (euro)32.50 per share. At September 30, 2004, BCP owned 83.4% of the outstanding shares of Celanese AG. Following the completion of the acquisition, the Celanese AG shares were delisted from the New York Stock Exchange on June 2, 2004. Celanese AG shares continue to trade on the Frankfurt Stock Exchange in Germany.

    At March 31, 2004, Celanese had (euro)144 million of net deferred tax assets arising from U.S. net operating loss ("NOL") carryforwards. Under U.S. tax law, the utilization of the deferred tax asset related to NOL carryforwards is subject to an annual limitation if there is a more than 50 percentage point change in shareholder ownership. The acquisition triggered this limitation and it is expected to adversely affect the Company's ability to utilize its NOL carryforwards. As a result, management has determined that it is not more likely than not that the Company will be able to realize any of the deferred tax assets attributable to its NOL carryforwards and recorded a valuation allowance of
(euro)144 million during the nine months ended September 30, 2004.

    A domination and profit and loss transfer agreement (the "Domination Agreement") between Celanese AG and BCP became effective on October 1, 2004. When the Domination Agreement became effective, BCP was obligated to offer to acquire all outstanding Celanese AG shares from the minority shareholders of Celanese AG in return for payment of fair cash compensation. This compensation is contingent upon BCP having adequate liquidity. The amount of this fair cash compensation was determined to be (euro)41.92 per share, plus interest, in accordance with applicable German law. Any minority shareholder who elects not to sell its shares to BCP will be entitled to remain a shareholder of Celanese AG and to receive a gross guaranteed fixed annual payment on those shares of
(euro)3.27 per
share less certain corporate taxes in lieu of any future dividend. Taking into account the circumstances and the tax rates at the time of entering into the Domination Agreement, the net guaranteed fixed annual payment is (euro)2.89 per share for a full fiscal year, which commenced on October 1, 2004. The net guaranteed fixed annual payment may, depending on applicable corporate tax rates, in the future be higher, lower or the same as (euro)2.89 per share.

    Also under the terms of the Domination Agreement, the Purchaser, as the dominating entity, among other things, is required to compensate Celanese AG for any annual loss incurred by Celanese AG, the dominated entity, at the end of the fiscal year when the loss was incurred. This obligation to compensate Celanese AG for annual losses determined in accordance with German accounting regulations will apply during the entire term of the Domination Agreement. In addition, BCP is entitled to give instructions directly to the management board of Celanese AG, including, but not limited to, instructions that are disadvantageous to Celanese AG, as long as such disadvantageous instructions benefit BCP or the companies affiliated with either BCP or Celanese AG. As a dominated company, Celanese AG may be affected by risks that affect BCP and its affiliates, including, but not limited to, risks arising out of the debt levels of some of these companies.

    The Domination Agreement is subject to legal challenges instituted by dissenting shareholders. Minority shareholders have filed nine actions against Celanese AG in the Frankfurt District Court (Landgericht), seeking, among other things, to set aside the shareholder resolutions passed at the extraordinary general meeting held on July 30 and 31, 2004 based, among other things, on the alleged violation of procedural requirements and information rights of the shareholders, to declare the Domination Agreement and the change in the fiscal year void and to prohibit Celanese AG from performing its obligations under the Domination Agreement. Pursuant to German law, the time period for the filing of such challenges has expired. Further, several additional minority shareholders have joined the proceedings via third party intervention in support of the plaintiffs. The Purchaser has joined the proceedings via third party intervention in support of Celanese AG. In addition, a German court could revoke the registration of the Domination Agreement in the commercial register. On August 2, 2004, two minority shareholders instituted public register proceedings with the Konigstein Local Court (Amtsgericht) and the Frankfurt District Court, both with a view to have the registration of the Domination Agreement in the Commercial Register deleted (Amtsloschungsverfahren).

    In connection with the acquisition of Celanese AG by BCP, BCP agreed to pre-fund $463 million ((euro)373 million) of certain pension obligations. As of September 30, 2004, $105 million ((euro)85 million) was pre-funded to the German pension plans and $54 million ((euro)44 million) of cash was segregated to be used exclusively for the pre-funding of CAC's non-qualified pension obligations. During October 2004, an additional $300 million ((euro)241 million) was prefunded to CAC's U.S. qualified pension plan.

    In October 2004, the parent of the BCP completed an organizational restructuring ("Recent Restructuring"). As part of the Recent Restructuring, the parent of BCP, by causing BCP to give corresponding instruction under the Domination Agreement, effected the transfer of all of the shares of Celanese Americas Corporation ("CAC") from Celanese Holding GmbH, a wholly owned subsidiary of Celanese, to BCP Caylux Holdings Luxembourg S.C.A. ("BCP Caylux") which resulted in BCP Caylux owning 100% of the equity of CAC and, indirectly, all of its assets, including subsidiary stock. This transfer was made equal to CAC's fair market value of (euro)291 million. In addition, CPO Celanese AG & Co. Procurement Olefin KG, Frankfurt am Main ("CPO"), a wholly owned subsidiary of Celanese, which acted as a purchasing agent on behalf of Celanese as well as third parties, was transferred to BCP. This transfer was made equal to CPO's fair market value of (euro)13 million. As a result of these transfers, Celanese AG now serves primarily as the holding company for the European business and certain Asian businesses of Celanese Corporation, the ultimate parent of BCP and Celanese AG. Management is in the process of determining the potential impact of the transfers on the Company's financial statements. As this is a transaction between entities under common control, the transfer of CAC and CPO will be recorded as a deemed dividend to BCP at the historical cost net book value of CAC and CPO which will, upon finalization of the adjustments associated with the transfer, be reflected as a net reduction in shareholders' equity. The transfer of CPO is not expected to have a material effect on the Company's financial position or results of operations and cash flows. (See Note 2 to the Consolidated Financial Statements)

    If legal challenges of the Domination Agreement by dissenting shareholders of Celanese AG are successful, some or all actions taken under the Domination Agreement, including the transfer of CAC and CPO may be required to be reversed and the Purchaser may be required to compensate Celanese AG for damages caused by such actions.

Basis of Presentation

In July 2004, the majority of Celanese AG's shareholders approved a change of the Celanese fiscal accounting year to commence October 1st and end September 30th. As a result, Celanese's 2004 fiscal year ended on September 30, 2004.

On October 22, 1999, the effective date of the demerger, Celanese was formed through the demerger of the principal industrial chemicals businesses and some other businesses and activities from Hoechst AG ("Hoechst"). Hoechst distributed all of the outstanding shares of Celanese to existing Hoechst shareholders.

The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") for all periods presented include the accounts of the Company and its majority owned subsidiaries over which Celanese exercises control as well as special purpose entities which are variable interest entities where Celanese is deemed the primary beneficiary. All significant intercompany accounts and transactions have been eliminated in consolidation. The Consolidated Financial Statements also have been presented to show separately the effects of discontinued operations.

      During the three months ended June 30, 2004, we changed our inventory valuation method of accounting for our U.S. subsidiaries from last-in first-out ("LIFO") to first-in first-out ("FIFO"). This change will more closely represent the physical flow of goods resulting in ending inventory which will better represent the current cost of the inventory and the costs in income will more closely match the flow of goods. The FIFO method is now used to determine cost for all inventories of Celanese except for stores and supplies, which are generally valued using the average cost method. Information throughout this document has been restated for all periods presented to reflect this change. There was no effect on reported net earnings (loss) and earnings (loss) per share for the three months ended September 30, 2004 as the accounting change was adopted as of June 30, 2004. The impact of this change on reported net earnings
(loss) and earnings per share for the six months ended June 30, 2004 and for the years ended December 31, 2003 and 2002 is as follows:



                                                                            Six Months Ended         Years Ended
                                                                          -------------------- --------------------------
                                                                                June 30,             December 31,
                                                                                  2004          2003             2002
                                                                          -------------------- -----------  -------------
                                                                               (unaudited)
                                                                              (in (euro) millions, except for per share data)
Net earnings (loss) prior to restatement............................                 (37)          131              187
Change in inventory valuation method................................                  14             1              (19)
Income tax effect of change............................................               (5)            -                7
                                                                          -------------------- -----------  -------------
Net earnings (loss) as restated.......................................               (28)          132              175
                                                                          ==================== ===========  =============

Basic and diluted earnings (loss) per share: (1)
Prior to restatement................................................               (0.75)         2.65             3.72

Change in inventory valuation method, net of tax....................                0.18          0.02            (0.24)
                                                                          -------------------- -----------  -------------
As restated.........................................................               (0.57)         2.67             3.48
                                                                          ==================== ===========  =============
(1) Per-share data are based on weighted average shares outstanding in each period.


Major Events In 2004

    In response to greater demand for Ticona's technical polymers, Celanese announced two projects to expand manufacturing capacity. Ticona announced plans to increase production of polyacetal in North America by about 20%, raising total capacity to 102,000 tons per year at the Bishop, Texas facility. This project was completed in October 2004. Fortron Industries, a joint venture of Ticona and Kureha Chemicals Industries, plans to increase the capacity of its Fortron polyphenylene sulfide plant in Wilmington, North Carolina, by 25% by the end of 2005.

    In October 2004, we announced plans to implement a strategic restructuring of our acetate business to increase the efficiency, reduce overcapacity in certain areas and to focus on products and markets that provide long-term value. As part of this restructuring, we plan to discontinue acetate filament production by mid-2005 and to consolidate our acetate flake and tow operations at three locations, instead of five. The restructuring resulted in

(euro)100  million of asset impairment  charges recorded as a special charge and
(euro)10 million in charges to depreciation for related asset retirement obligations for the nine months ended September 30, 2004.

    In addition to the transfers of CAC and CPO, in December 2004, we approved a plan to dispose of the cyclo-olefin copolymer ("COC") business included within the Technical Polymers Ticona segment and our interest in Pemeas GmbH, the fuel cell joint venture included in Other Activities. As a result of this decision we expect to record an impairment loss related to the COC business, the amount of which is in the process of being determined. The operating loss for COC was
(euro)31 million for the year ended December 31, 2003 and (euro)22 million for the nine months ended September 30, 2004. The operating loss for the fuel cell business was (euro)10 million for the year ended December 31, 2003 and (euro)6 million for the nine months ended September 30, 2004. We also expect that in the three months ended December 31, 2004 equity in net earnings of affiliates will include a (euro)9 million charge, representing Celanese's portion of restructuring charges recorded by our European oxo chemicals joint venture.


Major Events in 2003

    In 2003, Celanese took major steps to enhance the value of its businesses, invest in new production capacity in growth areas, reduce costs and increase productivity.


    Optimizing the Portfolio

    o Agreed to sell its acrylates business to The Dow Chemical Company ("Dow") as part of its strategy to focus on core businesses; transaction completed in February 2004
    o Completed the joint venture of its European oxo businesses with Degussa AG ("Degussa")
    o   Sold its nylon business to BASF AG ("BASF").


    Investing in Growth Areas

    o Received governmental approval and began preparations to build a world-scale acetic acid plant in China, the world's fastest growing market for acetic acid and its derivatives
    o Announced agreement with China National Tobacco Corporation to double capacities of three acetate tow plants in China, in which Celanese owns a 30% share
    o Brought on stream the Estech GmbH joint venture plant to produce neopolyol esters at Oberhausen, Germany, to supply the growing specialty lubricants markets in Europe, Africa and the Middle East
    o Announced plans to expand its GUR(R) ultra high molecular weight polyethylene plant in Oberhausen, Germany, by 10,000 tons, increasing total worldwide capacity by 17% in the second half of calendar year 2004
    o Broke ground with Asian partners for a new investment in a polyacetal plant in China, the world's highest growth market for engineering plastics.


    Reducing Costs and Increasing Productivity

    o Agreed to source methanol from Southern Chemical Corporation in 2005 under a multi-year contract expected to reduce significantly overall exposure to U.S. Gulf Coast natural gas volatility
    o Initiated measures to redesign Ticona's organization, reduce costs and increase productivity
    o Achieved significant cost savings from completion of Focus and Forward restructuring programs
    o Intensified use of Six Sigma and other productivity tools throughout the organization to reduce costs and generate additional revenue
    o Began implementation of a Company-wide SAP platform to reduce administrative costs by eliminating complexity in information systems and to provide for ongoing improvement in business processes and service
    o Completed a new, more efficient plant for synthesis gas, a primary raw material used at the Oberhausen, Germany, site.

Major Events in 2002

    Enhancing the Value of Celanese's Portfolio

    o Acquisition of the European emulsions and global emulsion powders businesses from Clariant AG, Switzerland
    o Divestiture of Trespaphan, the oriented polypropylene ("OPP") film business
    o Formation of a 50/50 European joint venture with Hatco Corporation, U.S. for production and marketing of neopolyol esters, a basic raw material for synthetic lubricants
    o Start-up of a new 30,000 ton per year GUR(R) ultra-high molecular weight polyethylene plant in Bishop, Texas, U.S.

    Continuing Internal Growth Activities

    o Completion of capacity expansion for Vectra(R) liquid crystal polymers in Shelby, North Carolina
    o Opening of the world's first pilot plant for high temperature membrane electrode assemblies for fuel cells in Frankfurt, Germany
    o Announcement to construct with Asian partners a world-scale 60,000 ton per annum polyacetal plant in China.

    Additional Highlights

    o Cost savings of an estimated (euro)100 million achieved in 2002 associated with the Focus and Forward restructuring programs, initiated in 2001
    o Agreement with BOC p.l.c., United Kingdom to supply carbon monoxide that feeds the acetic acid production facility at the Clear Lake, Texas site in a move to decrease costs and improve efficiency
    o Divestiture of global allylamines and U.S. alkylamines business with production sites in Portsmouth, Virginia and Bucks, Alabama
    o   Initiation in December 2002 of a buy back of up to 1,031,941 shares
    o Expensing of stock options commenced in July 2002 at a total estimated cost of (euro)10 million, of which approximately (euro)3 million was recognized in 2002
    o Agreement with Degussa, Germany to establish a 50/50 joint venture for the European oxo chemicals business
    o Appointment of Dr. Andreas Pohlmann as chief administrative officer to the Board of Management, responsible for Performance Products and Celanese Ventures, and as director of personnel. He succeeds Prof. Ernst Schadow, who retired in October 2002.

Financial Highlights


                                                              Nine Months Ended September 30,        Year Ended December 31,
                                                         ---------------------------------------------------------------------------
                                                               2004              2003                2003                2002
                                                         ----------------  -----------------  ------------------  ------------------
                                                                              (unaudited)
Statement of Operations Data:                                         (in (euro) millions except for share and per share data)
                                                                      --------------------------------------------------------------

Net sales ............................................             3,051              3,103              4,075              4,064
Cost of sales ........................................            (2,478)            (2,592)            (3,435)            (3,359)
Special charges
   Insurance recoveries associated with plumbing
      cases ..........................................                 3                 94                 94               --
   Sorbates antitrust matters ........................              --                  (84)               (84)              --
   Restructuring, impairment and other special charges              (145)                (3)               (15)                 5
Operating profit .....................................                46                115                107                183
Earnings from continuing operations before tax
   and minority interests ............................               110                185                183                194
Income tax provision .................................              (198)               (61)               (54)               (63)
Earnings (loss) from continuing operations ...........               (88)               124                129                131
Earnings (loss) from discontinued operations .........                18                 (7)                 4                 25
Cumulative effect of changes in accounting principles               --                   (1)                (1)                19
Net earnings (loss) ..................................               (70)               116                132                175

Earnings (loss) per common share - basic and diluted:
   from continuing operations ........................             (1.78)              2.51               2.61               2.60
   from discontinued operations ......................              0.36              (0.15)              0.08               0.50
   from cumulative effect of changes in accounting
      principles .....................................              --                (0.02)             (0.02)              0.38
                                                         ----------------  -----------------  ------------------  ------------------
   net earnings (loss) ...............................             (1.42)              2.34               2.67               3.48
                                                         ================  =================  ==================  ==================


                                                           As of September 30,    As of December 31,
                                                                2004                   2003
                                                           --------------------  -------------------
Balance Sheet Data:                                               (in (euro) millions)
                                                           -----------------------------------------
Trade receivables, net - third party and affiliates ..               666                    571
Plus: Inventories ....................................               455                    404
Less: Trade payables - third party and affiliates ....               465                    468
                                                           --------------------  -------------------
Trade working capital ................................               656                    507
                                                           ====================  ===================

Short-term borrowings and current installments of
   long-term debt - third party and affiliates .......               102                    117
Plus: Long-term debt .................................               485                    387
                                                           --------------------  -------------------
Total debt............................................               587                    504
Less: Cash and cash equivalents ......................               222                    117
                                                           --------------------  -------------------
Net debt .............................................               365                    387
                                                           ====================  ===================

Total assets .........................................             5,340                  5,395
Shareholders' equity .................................             1,888                  2,044


                                                           Nine Months Ended September 30,         Years Ended December 31,
                                                      ---------------------------------------------------------  -------------------
                                                             2004               2003                  2003               2002
                                                      -----------------  --------------------  ----------------- -------------------
                                                                               (unaudited)
Other Data:                                                       (in (euro) millions except for share and per share data)
                                                      -----------------------------------------------------------------------------

Depreciation and amortization ........................              182                   192              260              262
Operating margin(1) ..................................              1.5%                  3.7%             2.6%             4.5%
Earnings (loss) from continuing operations before tax
   and minority interests as a percentage of net sales              3.6%                  6.0%             4.5%             4.8%

(1) Defined as operating profit (loss) divided by net sales.

Overview - Nine Months Ended September 30, 2004 Compared with Nine Months Ended September 30, 2003

    Stronger business conditions for the nine months ended September 30, 2004 compared to the same period last year were overshadowed by deferred tax asset write-offs and valuation allowances of (euro)186 million related to U.S. NOL carryforwards, certain state tax benefits, and other deferred tax assets. The Company also recorded special charges of (euro)142 million for the nine months ended September 30, 2004 largely related to plans by the Acetate Products segment to consolidate tow production at fewer sites and to discontinue production of acetate filament and advisory services associated with the tender offer. Special charges of (euro)5 million were recorded for the nine months ended September 30, 2003 resulting mainly from income of (euro)94 million from insurance recoveries, which was largely offset by expenses of (euro)84 million associated with antitrust matters in the sorbates industry.

    Volumes rose in all business segments, particularly in Chemicals Products and Technical Polymers Ticona. Pricing increased slightly as higher pricing in the Chemical Products segment more than offset pricing declines in the Ticona and Performance Products segments. The changes in the composition of the Chemical Products segment resulted from the transfer of the European oxo business into a joint venture in the fourth quarter of 2003 and the effects of a contract manufacturing arrangement under which certain acrylates products are now being sold. Only the margin realized under the contract manufacturing arrangement is reported in net sales.

    Operating profit benefited from volume and price increases and lower expense of (euro)34 million for stock appreciation rights, which were partially offset by higher raw material costs. Operating profit declined, however, by 60% to
(euro)46 million primarily due to special charges of (euro)142 million in 2004 compared to income of (euro)7 million for the same period in 2003. Special charges in 2004 largely represented asset impairments for the Acetate Products' restructuring, while special charges in 2003 resulted mainly from income of
(euro)94 million from insurance recoveries, which were largely offset by expenses of (euro)84 million associated with antitrust matters in the sorbates industry.

    Net earnings decreased to a loss of (euro)70 million compared to earnings of
(euro)116 million for the same period a year earlier primarily due to valuation allowances associated with deferred tax assets and lower operating profit. The majority of the valuation allowances, (euro)144 million, relate to U.S. net operating loss ("NOL") carryforwards. Under U.S. tax law, a change in ownership of more than fifty percentage points results in an annual limitation on the future utilization of the NOL carryforwards. Additionally, (euro)25 million relates to a valuation allowance applied against net Canadian deferred tax assets.

    Net debt decreased by 6% to (euro)365 million as some of the proceeds from the sale of the acrylates business increased cash and cash equivalents. Total debt, however, increased primarily for the prefunding of benefit obligations and the financing of higher trade working capital.

Overview - 2003 Compared with 2002

    In a global business environment characterized by higher raw material and energy costs and modest growth, Celanese achieved full year 2003 net earnings of
(euro)132  million,  or  (euro)2.67  per  share,  compared  to net  earnings  of
(euro)175 million, or (euro)3.48 per share, for 2002. Earnings from continuing operations decreased to (euro)129 million or (euro)2.61 per share in 2003 compared to (euro)131 million or (euro)2.60 per share in 2002. Earnings from continuing operations excludes the results of the nylon and the majority of the acrylates businesses, which were divested on December 31, 2003 and February 1, 2004, respectively, and are included in earnings (loss) from discontinued operations. Net sales in 2003 remained relatively unchanged at (euro)4.1 billion compared to net sales in 2002, as price and volume increases offset unfavorable currency movements.

    Earnings from continuing operations before tax and minority interests declined by 6% to (euro)183 million in 2003 compared to (euro)194 million in 2002, mainly on higher costs for raw materials and energy, increased expense for stock appreciation rights as well as unfavorable currency movements. These decreases were partially offset by higher pricing, particularly in the Chemical Products segment, increased volumes in all segments, cost reductions and productivity improvements. Additional offsetting favorable adjustments included greater earnings from affiliates, mainly in Asia, increased interest and income from insurance companies and the demutualization of an insurance provider, as well as the addition of the emulsions business acquired at the end of 2002. Also affecting earnings from continuing operations before tax and minority interests was income of (euro)94 million from insurance recoveries and (euro)84 million of expense associated with antitrust matters in the sorbates industry as discussed below in "Special Charges."

    Significant items affecting earnings from continuing operations before tax and minority interests from 2002 to 2003 were approximately:

    (in millions)
    -------------

    Pricing and volume improvements                                  (euro) 212
    Higher costs for raw materials and energy, net of cost
    reductions and productivity improvements                               (159)
    Interest and other income from plumbing insurance recoveries            112
    Earnings from affiliates                                                  9
    Sorbates antitrust matters                                              (84)
    Stock appreciation rights expense                                       (50)

    Segment net sales in 2003 increased 1% compared to 2002 due to the inclusion of the emulsions business acquired at year-end 2002 (+6%), and higher pricing (+5%) and volumes (+3%). Unfavorable currency effects (-13%) largely offset this increase. Operating profit declined by 42% to (euro)107 million in 2003 compared to (euro)183 million in 2002. This decline reflected increased raw material and energy costs, as well as higher expense for stock appreciation rights and special charges discussed below. These factors outweighed increased pricing in the Chemical Products and Acetate Products segments, higher volumes in all segments, particularly in Ticona and Performance Products, cost reductions, productivity improvements, increased income from the captive insurance companies and the addition of the emulsions business.

    In the Chemical Products segment, the contribution from the emulsions business and cost reductions were outweighed by higher energy costs and an increase in stock appreciation rights expense. Overall in 2003, increased selling prices offset higher raw material costs, although pricing outpaced raw material costs in the first half of the year and lagged in the second. In Acetate Products, increased pricing and volumes as well as productivity gains only partially offset higher raw material and energy prices. Increased demand led to volume improvements in the Ticona segment on the development of new applications and entry into new markets, partially offset by organizational redesign costs. Volume increases for Performance Products' Sunett(R) sweetener were offset by lower pricing for Sunett and sorbates.

    Celanese reduced its net debt by 22% to (euro)387 million as of December 31, 2003 compared to (euro)497 million as of December 31, 2002. The decrease primarily represents the net repayment of (euro)63 million of debt, favorable currency movements of (euro)88 million partially offset by the addition of
(euro)30 million of debt related to the consolidation of a variable interest entity under FIN 46. Trade working capital decreased to (euro)507 million at December 31, 2003 from (euro)570 million at December 31, 2002, primarily related to foreign currency effects as well as a reduction in inventory from the high levels at the end of 2002, resulting from advance purchases of wood pulp in the Acetate Products segment, a key raw material, caused by the shutdown of a major supplier. This decrease was slightly offset by lower payables. Operating cash flow benefited by (euro)160 million relating to the effects of hedging of currency exposure on intercompany funding of operations in U.S. dollars, compared to approximately (euro)100 million in 2002. Benefit obligations decreased by (euro)290 million to (euro)922 million in 2003 from (euro)1,212 million largely due to favorable currency movements, an increase in the fair value of plan assets, contributions, payments and a plan amendment related to the U.S. postretirement medical plan. These factors were partially offset by the effects of a decrease in the discount rate.

    In 2003, Celanese took major steps to concentrate on its core businesses. In September, Celanese reached an agreement to sell its acrylates business to The Dow Chemical Company. The transaction was completed on February 1, 2004. On October 1, European Oxo GmbH, Celanese's oxo chemicals joint venture with Degussa, began operations. The joint venture is expected to enable the businesses to compete more effectively in an oversupplied industry.

    Celanese streamlined its manufacturing operations and administrative functions, mainly in the Chemical Products and Ticona segments, and, as a result, recorded termination benefit expenses of (euro)22 million in cost of sales, primarily in the fourth quarter of 2003. The Company also continued its use of Six Sigma, a powerful tool to increase efficiency, reduce costs and generate additional revenue.

    During 2003, Ticona started a redesign of its operations. These efforts resulted in special charges of (euro)10 million related to termination benefits.


Selected Data by Business Segment - Nine Months Ended September 30, 2004 and 2003

                                                              Nine Months Ended            Nine Months Ended
                                                               September 30,                 September 30,
                                                                  2004                           2003
                                                       -------------------------    --------------------------------
                                                                                            (Unaudited)
                                                                         % of
                                                        (euro) (2)    Segments(1)     (euro) (2)   % of Segments(1)
                                                       -----------  -------------  -------------- ------------------
                                                                    (in millions, except percentages)
                                                       -------------------------------------------------------------
Net Sales                                                                                         -
Chemical Products ....................................       2,014            65           2,070              66
Acetate Products .....................................         425            14             430              14
Technical Polymers Ticona ............................         539            17             517              16
Performance Products .................................         111             4             117               4
                                                       -----------  -------------  -------------- ------------------
Segment Total ........................................       3,089           100           3,134             100
                                                                    =============                 ==================
Other Activities .....................................          34                            32
Intersegment Eliminations ............................         (72)                          (63)
                                                       -----------                 --------------
Total Net Sales ......................................       3,051                         3,103
                                                       ===========                 ==============
Special Charges
Chemical Products ....................................         (16)           14               -               -
Acetate Products .....................................        (100)           84               -               -
Technical Polymers Ticona:
      Insurance recoveries associated with
         plumbing cases...............................           3            (3)             94            n.m.
     Restructuring, impairment and other
        special charges, net..........................          (6)            5              (3)            (43)
Performance Products:
     Sorbates antitrust matters.......................           -             -             (84)           n.m.
                                                       -----------  -------------  -------------- ------------------
Segment Total ........................................        (119)          100               7             100
                                                                    =============                 ==================
Other Activities .....................................         (23)                            -
                                                       -----------                 --------------
Total Special Charges.................................        (142)                            7
                                                       ===========                 ==============

Operating Profit (Loss)
Chemical Products ....................................         140            92             111              58
Acetate Products .....................................         (79)          (52)              8               4
Technical Polymers Ticona ............................          59            38             119              63
Performance Products..................................          33            22             (48)            (25)
                                                       -----------  -------------  -------------- ------------------
Segment Total ........................................         153           100             190             100
                                                                    =============                 ==================
Other Activities .....................................       (107)                           (75)
                                                       -----------                 --------------
Total Operating Profit (Loss) ........................          46                           115
                                                       ===========                 ==============

Earnings (Loss) from Continuing
   Operations Before Tax and
      Minority Interests
Chemical Products ....................................         161            76             137              54
Acetate Products .....................................         (75)          (35)             11               4
Technical Polymers Ticona ............................          94            44             157              61
Performance Products .................................          32            15             (48)            (19)
                                                       -----------  -------------  -------------- ------------------
Segment Total ........................................         212           100             257             100
                                                                    =============                 ==================
Other Activities .....................................        (102)                          (72)
                                                       -----------                 --------------
Total Earnings from Continuing
     Operations Before Tax and Minority Interests.....         110                           185
                                                       ===========                 ==============



Selected Data by Business Segment - Nine Months Ended September 30, 2004 and 2003 (Continued)


                                                              Nine Months Ended            Nine Months Ended
                                                               September 30,                 September 30,
                                                                  2004                           2003
                                                       -------------------------    --------------------------------
                                                                                            (Unaudited)
                                                                         % of
                                                        (euro)       Segments(2)     (euro)       % of Segments(2)
                                                       -----------  -------------  -------------- ------------------
                                                                    (in millions, except percentages)
                                                       -------------------------------------------------------------
Stock Appreciation Rights
Chemical Products .....................................          -             -              (9)             45
Acetate Products ......................................         (1)          100              (2)             10
Technical Polymers Ticona..............................          -             -              (8)             40
Performance Products...................................          -             -              (1)              5
                                                       -----------  -------------  -------------- ------------------
Segment Total..........................................         (1)          100             (20)            100
                                                                    =============                 ==================
Other Activities.......................................          -                           (15)
                                                       -----------                 --------------
Total Stock Appreciation Rights .......................         (1)                          (35)
                                                       ===========                 ==============

Depreciation and Amortization
Chemical Products .....................................         97            55             104              55
Acetate Products.......................................         36            20              39              21
Technical Polymers Ticona..............................         40            23              39              21
Performance Products...................................          4             2               5               3
                                                       -----------  -------------  -------------- ------------------
Segment Total..........................................        177           100             187             100
                                                                    =============                 ==================
Other Activities.......................................          5                              5
                                                       -----------                 --------------
Total Depreciation and Amortization....................        182                            192
                                                       ===========                 ==============

_________________
(1) The percentages in this column represent the percentage contributions of each segment to the total of all segments.
(2) Derived from the accompanying Consolidated Financial Statements.
n.m. = not meaningful



Summary by Business Segment - Nine Months Ended September 30, 2004 Compared with Nine Months
Ended September 30, 2003

Chemical Products


                                                                               Nine Months
                                                              Nine Months         Ended
                                                                Ended         September 30,
                                                            September 30,          2003          Nine Months          Nine Months
in (euro) millions(except for percentages)                       2004          (Unaudited)     Change in (euro)        Change in %
----------------------------------------------------------------------------------------------------------------------------------
Net sales                                                     2,014               2,070                  (56)                -3%
Net sales variance:
   Volume                                                         6%
   Price                                                          3%
   Currency                                                      -6%
   Other                                                         -6%
Operating profit                                                140                 111                   29                 26%
Operating margin                                                7.0%                5.4%
Special charges                                                 (16)                 -                   (16)               n.m.
Earnings from continuing operations before tax
   and minority interests                                       161                 137                   24                 18%
Depreciation and amortization                                    97                 104                   (7)                -7%


    Chemical Products' net sales for the nine months ended September 30, 2004 decreased by 3% to (euro)2,014 million compared to the same period last year as increased volumes (+6%), and higher pricing (+3%) were offset by changes in the composition of the segment (-6%) and unfavorable currency movements (-6%).

    The changes in the composition of the segment result from the transfer of the European oxo business into a joint venture in the fourth quarter of 2003 (-4%) and a change in the structure of the business under which certain acrylates products, which were formerly sold into the merchant market, are now being sold under a contract manufacturing agreement (-2%). Only the margin realized under the contract manufacturing agreement is reported in net sales.

    Volumes rose for major chemical products, particularly vinyl acetate monomer, which increased due to stronger overall demand and a competitor outage. Volumes also increased for polyvinyl alcohol in North America and Europe, and emulsions in Europe. Pricing increased for most acetyl and acetyl derivative products, particularly vinyl acetate monomer in all regions, following rising costs for raw materials, particularly ethylene.

    Operating profit increased by 26% to (euro)140 million compared to the same period in 2003. Higher volumes, higher selling prices, lower stock appreciation rights expense and the absence of a loss from the European oxo business more than offset increased raw material costs and higher special charges associated with productivity initiatives.



Acetate Products


                                                                               Nine Months
                                                              Nine Months         Ended
                                                                Ended         September 30,
                                                             September 30,        2003          Nine Months          Nine Months
in (euro) millions(except for percentages)                       2004          (Unaudited)     Change in (euro)        Change in %
----------------------------------------------------------------------------------------------------------------------------------
Net sales                                                       425                 430                   (5)                   -1%
Net sales variance:
   Volume                                                        8%
   Price                                                         1%
   Currency                                                    -10%
Operating profit (loss)                                         (79)                  8                  (87)                 >100%
Operating margin                                             -18.6%                1.9%
Special charges                                                (100)                  -                 (100)                  n.m.
Earnings (loss) from continuing operations before tax
   and minority interests                                       (75)                 11                  (86)                 >100%
Depreciation and amortization                                    36                  39                   (3)                   -8%


    Acetate Products' net sales for the nine months ended September 30, 2004 decreased by 1% to (euro)425 million compared to the same period last year as higher volumes (+8%) and slightly higher pricing (+1%) which were offset by unfavorable currency movements (-10%).

    Volumes grew on higher tow demand in Asia, which was partly offset by lower filament sales, primarily in Mexico. Average pricing increased for both tow and filament.

    Operating profit declined to a loss of (euro)79 million from an operating profit of (euro)8 million in the same period last year reflecting special charges of (euro)100 million mainly associated with the planned consolidation of tow production and the termination of filament production. Offsetting these decreases were higher volumes and savings from productivity gains. In addition, we recorded (euro)7 million of depreciation expense in the nine months ended September 30, 2004 for asset retirement obligations associated with this restructuring.


Technical Polymers Ticona


                                                                               Nine Months
                                                              Nine Months         Ended
                                                                Ended         September 30,
                                                             September 30,        2003          Nine Months          Nine Months
in (euro) millions(except for percentages)                       2004          (Unaudited)     Change in (euro)        Change in %
----------------------------------------------------------------------------------------------------------------------------------
Net sales                                                       539                 517                   22                    4%
Net sales variance:
   Volume                                                       14%
   Price                                                        -5%
   Currency                                                     -5%
Operating profit                                                 59                 119                  (60)                 -50%
Operating margin                                              10.9%               23.0%
Special charges:
      Insurance recoveries associated with
         plumbing cases                                           3                  94                  (91)                 -97%
     Restructuring, impairment and other
        special charges, net                                     (6)                 (3)                  (3)                 100%
Earnings (loss) from continuing operations before tax
   and minority interests                                        94                 157                  (63)                 -40%
Depreciation and amortization                                    40                  39                    1                    3%

----------------------------------------------------------------------------------------------------------------------------------


    Net sales for Ticona for the nine months ended September 30, 2004 increased by 4% to (euro)539 million compared to the same period last year. Strong volume increases (+14%) were partly offset by unfavorable currency effects (-5%) and a decline in pricing (-5%).

    Volumes increased in most business lines, particularly in polyacetal, Vectra liquid crystal polymers and GUR ultra high molecular weight polyethylene.
Polyacetal volumes grew on stronger sales in the medical and automotive industries in North America while European sales benefited from greater demand for uses in consumer products and the commercialization of new applications. Volumes for Vectra rose in North America and Europe due to new commercial applications, such as in household goods, and stronger sales to the electrical/electronics industry. GUR volumes grew as a result of increased sales for new specialty applications. Overall pricing declined due to changes in product mix and ongoing competitive pricing pressure from Asian exports of polyacetal into North America and Europe.

    Operating  profit for the nine months ended  September 30, 2004 decreased to
(euro)59 million from (euro)119 million as insurance recoveries relating to the plumbing cases decreased significantly to (euro)3 million in 2004 compared to
(euro)94 million for the same period last year. Operating profit for the nine months ended September 30, 2004 benefited from higher volumes, the favorable effects from a build-up of inventory in anticipation of a plant maintenance turnaround and lower average production costs for Vectra. These factors were partly offset by lower pricing and higher hydrocarbon-based raw material costs.

    Earnings from continuing operations before tax and minority interests decreased to (euro)94 million from (euro)157 million in the same period in 2003. This decrease resulted primarily from the lower operating profit and interest income relating to insurance recoveries, which were partly offset by improved equity earnings from Asian and U.S. affiliates due to increased sales volumes.



Performance Products


                                                                               Nine Months
                                                              Nine Months         Ended
                                                                Ended         September 30,
                                                             September 30,        2003          Nine Months          Nine Months
in (euro) millions(except for percentages)                       2004          (Unaudited)     Change in (euro)        Change in %
----------------------------------------------------------------------------------------------------------------------------------
Net sales                                                       111                  117                  (6)                   -5%
Net sales variance:
   Volume                                                       12%
   Price                                                       -15%
   Currency                                                     -2%
Operating profit (loss)                                          33                  (48)                 81                  >100%
Operating margin                                              29.7%               -41.0%
Special charges:
     Sorbates antitrust matters                                   -                  (84)                 84                  -100%
     Restructuring, impairment and other
        special charges, net                                      -                    -                   -                   n.m.
Earnings (loss) from continuing operations before tax
   and minority interests                                        32                  (48)                 80                  >100%
Depreciation and amortization                                     4                    5                  (1)                  -20%
-----------------------------------------------------------------------------------------------------------------------------------


    Net sales in the nine months ended September 30, 2004 for the Performance Products segment, which consists of the Nutrinova food ingredients business, decreased by 5% to (euro)111 million compared to the same period last year as increased volumes (+12%) were offset by price decreases (-15%) and unfavorable currency effects (-2%).

    Increased volumes for Sunett sweetener reflected strong growth from new and existing applications in the U.S. and European beverage and confectionary markets. Pricing for Sunett declined on lower unit selling prices associated with higher volumes to major customers and the anticipated expiration of the primary European and U.S. production patents in 2005.

    Pricing for sorbates, which had been under pressure from Asian producers, began to stabilize, although worldwide overcapacity still prevailed in the industry.

    Operating profit increased to (euro)33 million compared to an operating loss of (euro)48 million for the same period last year, which included special charges of (euro)84 million related to antitrust actions in the sorbates industry. Operating profit for the nine months ended September 30, 2004 benefited from strong volumes for Sunett which were offset by lower pricing for Sunett and sorbates.

    Other Activities

    Other Activities primarily consists of corporate center costs, including financing and certain administrative activities, and certain other operating entities, including the captive insurance companies.

    Net sales for Other Activities increased by 6% to (euro)34 million compared to the same period last year, primarily due to higher third party revenue earned by the captive insurance companies.

    Operating  loss for the nine months ended  September  30, 2004  increased to
(euro)107 million compared to an operating loss of (euro)75 million for the same period last year. This increase was primarily due to special charges of (euro)23 million mainly related to advisory services associated with the tender offer of
(euro)20 million as well higher employee benefit related costs including severance and employee incentives. The operating loss for the nine months ended September 30, 2003 included (euro)15 million in expense for stock appreciation rights.

    Loss from continuing operations before tax and minority interests increased to (euro)102 million from (euro)72 million for the same period last year. This increase is primarily due to a larger operating loss and lower income of
(euro)10 million from the demutualization of an insurance provider.



Selected Data by Business Segment - 2003 and 2002

                                                                       Year Ended December 31,
                                                -------------------------------------------------------------------
                                                                 2003                          2002
                                                ---------------------------------  --------------------------------
                                                     (euro) (2)    % of Segment(1)    (euro) (2)   % of Segment(1)
                                                ---------------- ----------------- -------------- -----------------
                                                                 (in millions, except percentages)
                                                -------------------------------------------------------------------
Net Sales(2)
Chemical Products .........................           2,713               66            2,561               63
Acetate Products ..........................             578               14              670               16
Technical Polymers Ticona .................             675               16              696               17
Performance Products ......................             150                4              161                4
                                                -----------      -----------      -----------      -----------
Segment Total .............................           4,116              100            4,088              100
                                                                 ===========                       ===========
Other Activities ..........................              44                                55
Intersegment Eliminations .................             (85)                              (79)
                                                -----------                       -----------
Total Net Sales ...........................           4,075                             4,064
                                                ===========                       ===========

Special Charges(2)
Chemical Products .........................               1              (17)               1              (25)
Acetate Products ..........................            --               --               --               --
Technical Polymers Ticona:
   Plumbing actions .......................              94             n.m.             --               --
   Other activities .......................             (17)            n.m.               (5)            n.m.
Performance Products:
   Sorbates antitrust matters .............             (84)            n.m.             --               --
                                                -----------      -----------      -----------      -----------
Segment Total .............................              (6)             100               (4)             100
                                                                 ===========                       ===========
Other Activities ..........................               1                                 9
                                                -----------                       -----------
Total Special Charges .....................              (5)                                5
                                                ===========                       ===========

Operating Profit (Loss)(2)
Chemical Products .........................             123               61              159               60
Acetate Products ..........................              11                5               32               12
Technical Polymers Ticona .................             109               53               26               10
Performance Products ......................             (39)             (19)              48               18
                                                -----------      -----------      -----------      -----------
Segment Total .............................             204              100              265              100
                                                                 ===========                       ===========
Other Activities ..........................             (97)                              (82)
                                                -----------                       -----------
Total Operating Profit (Loss) .............             107                               183
                                                ===========                       ===========

Earnings (Loss) from Continuing
   Operations Before Tax and
      Minority Interests(2)
Chemical Products .........................             161               57              183               59
Acetate Products ..........................              14                5               45               14
Technical Polymers Ticona .................             149               52               37               12
Performance Products ......................             (39)             (14)              48               15
                                                -----------      -----------      -----------      -----------
Segment Total .............................             285              100              313              100
                                                                 ===========                       ===========
Other Activities ..........................            (102)                             (119)
                                                -----------                       -----------
Total Earnings from Continuing
     Operations Before Tax and Minority
        Interests .........................             183                               194
                                                ===========                       ===========


_________________
(1) The percentages in this column represent the percentage contribution of each segment to the total of all segments.
(2) Derived from the accompanying Consolidated Financial Statements.
n.m. = not meaningful



Summary by Business Segment - 2003 Compared with 2002


        Chemical Products
                                                             Years Ended December 31,
in (euro) millions(except for percentages)                  2003                2002             Change in (euro)       Change in %
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                                        2,713               2,561                    152                 6%
Net sales variance:
   Volume                                                           1%
   Price                                                            9%
   Currency                                                       -13%
   Other                                                            9%
Operating profit                                                   123                 159                    (36)              -23%
Operating margin                                                  4.5%                6.2%
Special charges                                                      1                   1                      -                 0%
Earnings from continuing operations before tax
   and minority interests                                          161                 183                    (22)              -12%
Depreciation and amortization                                      139                 139                      -                 0%
------------------------------------------------------------------------------------------------------------------------------------


    Net sales for the Chemical Products segment rose 6% to (euro)2,713 million in 2003 compared to (euro)2,561 million in 2002, due to the full year effect of the emulsions business acquired at the end of 2002 (+10%), higher selling prices (+9%) and increased volumes (+1%). These increases were partly offset by unfavorable currency effects (-13%) and the transfer of the European oxo business to a joint venture in the fourth quarter of 2003 (-1%).

    Compared to 2002, selling prices in 2003 increased for major products, including acetic acid and vinyl acetate monomer, following the substantial rise in raw material costs, particularly natural gas, ethylene, and propylene. Volumes rose for acetic acid, particularly in Asia, as volumes were comparably higher due, in part, to an interruption in production in 2002. Vinyl acetate monomer volumes were higher in most regions, partly due to competitor outages, while volumes declined for polyvinyl alcohol in Asia and specialties mainly in Europe due to competitive pricing.

    Chemical Products had income from special charges of (euro)1 million for both 2003 and 2002. This income relates to favorable adjustments to previously recorded restructuring reserves that more than offset employee severance costs related to production facility closures.

    Operating profit decreased to (euro)123 million in 2003 from (euro)159 million in 2002. The contribution from the emulsions business and cost reductions were outweighed by higher energy costs, an increase in stock appreciation rights expense of (euro)10 million and unfavorable currency movements. Termination benefit expenses of (euro)12 million were recorded in cost of sales, primarily in the fourth quarter of 2003, related to the streamlining of manufacturing operations and administrative functions. Overall in 2003, increased selling prices offset higher raw material costs, although pricing outpaced raw material costs in the first half of the year and lagged in the second half.

    Operating profit as a percentage of sales declined to 4.5% in 2003 as compared to 6.2% in 2002.

    Earnings from continuing operations before tax and minority interests declined to (euro)161 million in 2003 compared to (euro)183 million in 2002. This decline resulted from lower operating profit, partially offset by higher dividends from the Saudi Arabian methanol investment, primarily due to higher methanol pricing.



        Acetate Products

                                                             Years Ended December 31,
in (euro) millions(except for percentages)                  2003                2002             Change in (euro)       Change in %
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                                         578                 670                     (92)              -14%
Net sales variance:
   Volume                                                          1%
   Price                                                           2%
   Currency                                                      -17%
Operating profit                                                   11                  32                     (21)              -66%
Operating margin                                                 1.9%                4.8%
Special charges                                                     -                   -                       -               n.m.
Earnings from continuing operations before tax
   and minority interests                                          14                  45                     (31)              -69%
Depreciation and amortization                                      59                  57                       2                 4%
------------------------------------------------------------------------------------------------------------------------------------


    Net sales for the Acetate Products segment decreased by 14% to (euro)578 million in 2003 from (euro)670 million in 2002 largely due to unfavorable currency movements (-17%), which were partly offset by higher pricing (+2%) and higher volumes (+1%).

    Average pricing rose in 2003 as higher tow prices offset slightly lower filament prices. Volumes grew as higher demand for filament and flake more than offset slightly lower tow volumes, primarily in Europe and Africa. Despite a long-term trend of declining global demand for filament, volumes improved mainly due to higher demand from the U.S. fashion industry. Volumes of acetate flake, a primary raw material in acetate filament and tow production, also increased due to higher opportunistic sales in the merchant market.

    Operating profit for the Acetate Products segment declined from (euro)32 million in 2002 to (euro)11 million in 2003 as higher pricing and volumes, as well as productivity gains, only partially offset higher raw material and energy prices as well as unfavorable currency movements. The segment also incurred costs for transitioning to new wood pulp suppliers as a primary supplier closed its U.S. facility in 2003. Celanese assessed its worldwide acetate production capacity and it was probable that the Company will close certain facilities in the latter half of this decade. As a result of this assessment and in accordance with SFAS No. 143, the Acetate Products segment recorded a charge of (euro)7 million, included within depreciation expense, related to these potential asset retirement obligations.

    Operating profit as a percentage of sales declined to 1.9% in 2003 as compared to 4.8% in 2002.

    Earnings from continuing operations before tax and minority interests declined to (euro)14 million in 2003 compared to (euro)45 million in 2002. This decline resulted from lower operating profit and lower dividend income from investments in China where earnings are being reinvested for capacity expansions.



        Technical Polymers Ticona
                                                             Years Ended December 31,
in (euro) millions(except for percentages)                  2003                2002             Change in (euro)       Change in %
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                                          675                696                     (21)               -3%
Net sales variance:
   Volume                                                          10%
   Price                                                           -3%
   Currency                                                       -10%
Operating profit                                                   109                 26                      83              >100%
Operating margin                                                 16.1%               3.7%
Special charges                                                     77                 (5)                     82              >100%
Earnings from continuing operations before tax
   and minority interests                                          149                 37                     112              >100%
Depreciation and amortization                                       50                 55                      (5)               -9%
------------------------------------------------------------------------------------------------------------------------------------


    Net sales for the Ticona segment decreased by 3% to (euro)675 million in 2003 from (euro)696 million in 2002 as higher volumes (+10%) did not offset unfavorable currency movements (-10%) and lower selling prices (-3%).

    Volumes increased in most business lines, particularly in polyacetal and GUR ultra high molecular weight polyethylene. The global volume growth in polyacetals resulted from sales to new customers and end-uses. Volumes for GUR increased as the result of the commercialization of new applications in North America and Europe, as well as the exit of a major competitor in North America. Pricing declined on a higher percentage of sales from lower priced products and increased competitive pressure from Asian imports of polyacetal into North America.

    Ticona recorded income from special charges of (euro)77 million in 2003 compared to expense of (euro)5 million in 2002. The income in 2003 primarily resulted from insurance recoveries of (euro)94 million associated with the plumbing cases, which was partially offset by restructuring charges for organizational redesign costs of (euro)10 million and the closure of the Telford, UK, compounding facility of (euro)7 million. The 2002 expense resulted from restructuring costs associated with the consolidation of manufacturing operations in Europe and the United States.

    Operating profit increased to (euro)109 million in 2003 versus (euro)26 million in 2002. Income from insurance recoveries, higher volumes, and reduced spending more than offset higher raw material and energy costs, lower pricing, and higher expense associated with stock appreciation rights of (euro)10 million. Ticona continued to incur significant market development costs for cyclo-olefin copolymers in 2003. Termination benefit expenses of (euro)8 million were recorded in cost of sales, primarily in the fourth quarter of 2003, related to the streamlining of manufacturing operations and administrative functions.

    Operating profit as a percentage of sales increased from 3.7% in 2002 to 16.1% in 2003, which included the favorable effects of (euro)94 million of income associated with the plumbing cases.

    Earnings from continuing operations before tax and minority interests increased to (euro)149 million in 2003 compared to (euro)37 million in 2002. This increase resulted from higher operating profit and higher equity earnings from the Polyplastics investment, due to growth in the Chinese and Taiwanese economies in 2003, as well as interest income from insurance recoveries.



        Performance Products

                                                             Years Ended December 31,
in (euro) millions(except for percentages)                  2003                2002             Change in (euro)       Change in %
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                                           150                161                    (11)               -7%
Net sales variance:
   Volume                                                            5%
   Price                                                           -12%
Operating profit (loss)                                             (39)                48                    (87)             >100%
Operating margin                                                 -26.0%              29.8%
Special charges                                                     (84)                 -                    (84)              n.m.
Earnings (loss) from continuing operations before tax
   and minority interests                                           (39)                48                    (87)             >100%
Depreciation and amortization                                         6                  6                      -                 0%
------------------------------------------------------------------------------------------------------------------------------------


    Net sales for the Performance Products segment, which consists of the Nutrinova food ingredients business, decreased by 7% to (euro)150 million in 2003 from (euro)161 million in 2002 due to price decreases (-12%), partially offset by increased volumes (+5%).

    Pricing for Sunett(R) sweetener declined on lower unit selling prices associated with higher volumes to major customers and the anticipated expiration of the European and U.S. production patents in 2005. Increased Sunett volumes reflected strong growth from new applications in the U.S. and European beverage and confectionary markets. In sorbates, pricing and volume pressure from Asian producers intensified during 2003 due to worldwide overcapacity.

    Performance Products recorded special charges of (euro)84 million in 2003, related to a decision by the European Commission on antitrust matters in the sorbates industry.

    Operating profit and earnings (loss) from continuing operations before tax and minority interests declined from (euro)48 million in 2002 to a loss of
(euro)39 million in 2003. This was due to special charges and lower pricing slightly offset by higher Sunett volumes, cost reductions and increased productivity.

    Other Activities

    Net sales for Other Activities decreased by 20% to (euro)44 million in 2003 from (euro)55 million in 2002, primarily due to unfavorable currency movements and slightly lower third party revenue earned by the captive insurance companies.

    Other Activities recorded (euro)1 million of income in special charges in 2003 compared to (euro)9 million of income in 2002. The (euro)1 million represented higher than expected collections of a note receivable. The (euro)9 million of income in 2002 related to a reduction in environmental reserves due to a settlement of obligations associated with former Hoechst entities.

    The operating loss of Other Activities increased to (euro)97 million in 2003 compared to (euro)82 million in 2002. This increase was primarily the result of higher stock appreciation rights expense of (euro)22 million and lower income from special charges, offset by (euro)18 million of increased income from the captive insurance companies mainly due to a reduction in loss reserves resulting from expired policies and actuarial revaluations.

    Earnings (loss) from continuing operations before tax and minority interests improved to a loss of (euro)102 million in 2003 compared to a loss of (euro)119 million in 2002. This improvement resulted from lower interest expense and higher interest and other income, net partially offset by higher operating losses. Lower interest expense is primarily due to lower interest rates and currency translation effects as well as lower average debt levels. Higher interest and other income, net resulted primarily from income of (euro)16 million from the demutualization of an insurance provider and the gain on sale of investments of (euro)4 million, partially offset by expense of (euro)12 million related to the unfavorable currency effects on the unhedged position of intercompany net receivables denominated in U.S. dollars.

Summary of Consolidated Results - Nine Months Ended September 30, 2004 Compared with Nine Months Ended September 30, 2003

    Net Sales

    For the nine  months  ended  September  30,  2004,  net sales  decreased  to
(euro)3,051 million compared to (euro)3,103 million for the same period in 2003. Volume increases in all segments were offset by unfavorable currency effects resulting mainly from the stronger euro versus the U.S. dollar, reductions due to changes in the composition of the Chemical Products segment and slightly lower pricing, primarily in the Ticona and Performance Products segments.

    The changes in the composition of the segment result from the transfer of the European oxo business into a joint venture in the fourth quarter of 2003 and a change in the structure of the business under which certain acrylates products, which were formerly sold into the merchant market, are now being sold under a contract manufacturing agreement. Only the margin realized under the contract manufacturing agreement is reported in net sales.

    Cost of Sales

    Cost of sales decreased by (euro)114 million to (euro)2,478 million for the nine months ended September 30, 2004 versus the comparable period last year. Higher raw material costs were offset by favorable currency effects and decreases due to changes in the composition of the Chemical Products segment. Cost of sales for the nine months ended September 30, 2004 includes higher depreciation expense of (euro)10 million for asset retirement obligations associated with the Edmonton production facility.

    Selling, General and Administrative Expenses

    Selling, general and administrative expense decreased by (euro)15 million to
(euro)330 million for the nine months ended September 30, 2004 compared to the same period last year. This decrease was primarily due favorable currency movements and (euro)32 million of lower stock appreciation rights expense, which were partially offset by higher employee benefit related costs including severance and employee incentives.

    Special Charges

    Special charges include provisions for restructuring and other expenses and income incurred outside the normal course of ongoing operations. Restructuring provisions represent costs of severance and other benefit programs related to major activities undertaken to fundamentally redesign business operations, as well as costs and expenses incurred in connection with a decision to exit non-strategic businesses. These measures are based on formal management decisions, establishment of agreements with the employees' representatives or individual agreements with the affected employees, as well as the public announcement of the restructuring plan.

    Special charges increased to expense of (euro)142 million for the nine months ended September 30, 2004 from income of (euro)7 million for the same period last year. Special charges for the nine months ended September 30, 2004 largely consisted of asset impairments for the Acetate Products restructuring of
(euro)100  million and  advisory  services  associated  with the tender offer of
(euro)20 million, while special charges for the same period in 2003 resulted mainly from income of (euro)94 million from insurance recoveries, which were largely offset by expenses of (euro)84 million associated with antitrust matters in the sorbates industry.

    Operating Profit

    Operating profit decreased by 60% to (euro)46 million compared to the same period last year. Operating profit for the nine months ended September 30, 2004 benefited from volume increases and (euro)34 million of lower expense for stock appreciation rights, which were offset by higher raw material costs, higher special charges and slightly lower pricing.

    Equity in Net Earnings of Affiliates

    Equity in net earnings of affiliates rose by (euro)12 million to (euro)38 million for the nine months ended September 30, 2004 compared to the same period last year. This increase primarily consisted of improved equity earnings from Asian and U.S. affiliates, due to increased sales volumes. Cash distributions received from equity affiliates were (euro)20 million for the nine months ended September 30, 2004 compared to (euro)29 million in the same period of 2003.

    Interest Expense

    Interest expense decreased to (euro)27 million for the nine months ended September 30, 2004 from (euro)32 million in the same period last year, primarily due to lower average debt levels.

    Interest and other income, net

    Interest and other income, net decreased to (euro)53 million for the nine months ended September 30, 2004 from (euro)76 million for the same period last year, mainly due to lower interest income associated with insurance recoveries of (euro)15 million and lower income from the demutualization of an insurance provider of (euro)10 million. Dividend income from investments for the nine months ended September 30, 2004 accounted for under the cost method increased to
(euro)31 million compared to (euro)30 million in the same period last year.

    Income Taxes

    Celanese recognized income tax expense of (euro)198 million for the nine months ended September 30, 2004 compared to (euro)61 million for the same period last year.

    The effective tax rate for Celanese for the nine months ended September 30, 2004 was 180 percent compared to 33 percent for the same period a year ago. This adverse affect was primarily due to the recording of a full valuation allowance of (euro)144 million against the U.S. NOL carryforwards due to the acquisition by BCP and related U.S. tax law and a full valuation allowance of (euro)25 million applied against Canadian deferred tax assets.

Discontinued Operations

    In September 2003, Celanese and Dow reached an agreement for Dow to purchase the acrylates business of Celanese. This transaction was completed in February 2004 and the sales price was (euro)111 million, which resulted in gain of
(euro)10 million. Dow acquired Celanese's acrylates business line, including inventory, intellectual property and technology for crude acrylic acid, glacial acrylic acid, ethyl acrylate, butyl acrylate, methyl acrylate and 2-ethylhexyl acrylate, as well as acrylates production assets at the Clear Lake, Texas facility. The acrylates business was part of Celanese's former Chemical Intermediates segment. In related agreements, Celanese provides certain contract manufacturing services to Dow, and Dow supplies acrylates to Celanese for use in its emulsions production. Simultaneous with the sale, Celanese repaid an unrelated obligation of U.S. (euro)76 million to Dow. As a result of this transaction, the assets, liabilities, revenues and expenses related to the acrylates product lines at the Clear Lake, Texas, facility are reflected as a component of discontinued operations in the consolidated financial statements in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

    In December 2003, the Ticona segment completed the sale of its nylon business line to BASF. Ticona received cash proceeds of (euro)8 million and recorded a gain of (euro)2 million.

    The Company recorded a tax benefit of (euro)12 million associated with discontinued operations for the nine months ended September 30, 2004, primarily due to the utilization of a capital loss carryover benefit that had been previously subject to a valuation allowance.

The following table summarizes the results of the discontinued operations for the nine months ended September 30, 2004 and 2003.




                                                                          Net Sales
                                                                -------------------------------
                                                                   Nine Months Ended
                                                                     September 30,

                                                                ----------------------------
                                                                   2004             2003
                                                                ---------        -----------
                                                                                 (unaudited)
                                                                    (in (euro) millions)
Discontinued operations of Chemical Products.................      18                   154
Discontinued operations of Performance Products..............      -                     -
Discontinued operations of Ticona............................       1                    31
                                                                ------           ----------
Total discontinued operations ...............................      19                   185
                                                                ======           ==========


                                                                 Operating Profit (Loss)
                                                                -------------------------------
                                                                   Nine Months Ended
                                                                     September 30,
                                                                ----------------------------
                                                                   2004             2003
                                                                ---------        -----------
                                                                                 (unaudited)
                                                                    (in (euro) millions)
Discontinued operations of Chemical Products.................      (4)                  (7)
Discontinued operations of Performance Products..............       -                    -
Discontinued operations of Ticona............................       -                    1
                                                                ------           ----------
Total discontinued operations ...............................      (4)                  (6)
                                                                ======           ==========


    Net Earnings (Loss)

    As a result of the factors mentioned above, the net earnings (loss) of Celanese declined to a net loss of (euro)70 million or (euro)1.42 per, basic and diluted, share for the nine months ended September 30, 2004 from net earnings of
(euro)116 million or (euro)2.34 per, basic and diluted, share for the same period last year.

Summary of Consolidated Results - 2003 Compared with 2002

    Net Sales

    Net sales increased by (euro)11 million to (euro)4,075 million in 2003 as compared to (euro)4,064 million in 2002 due primarily to the full year effect of the emulsions business acquired at the end of 2002 as well as higher selling prices and volumes. These effects were partially offset by unfavorable currency movements resulting from the strengthening of the euro versus the U.S. dollar. Decreases in the Acetate Products, Ticona, and Performance Products segments were partially offset by an increase in the Chemical Products segment.

    Cost of Sales

    Cost of sales  increased by 2% to (euro)3,435  million in 2003 compared with
(euro)3,359 million in 2002. Cost of sales as a percentage of net sales also increased to 84% in 2003 from 83% in 2002, reflecting significantly higher raw material and energy costs, partly offset by increased selling prices primarily in the Chemical Products segment.

    Selling, General and Administrative Expenses

    Selling, general and administrative expenses decreased by 5% to (euro)451 million in 2003 from (euro)474 million in 2002 primarily due to currency effects and cost reduction efforts, partially offset by a (euro)44 million increase in expenses for stock appreciation rights, as well as the inclusion of the emulsions business.

    Research and Development Expenses

    Research and development expenses increased by 14% to (euro)79 million in 2003 from (euro)69 million in 2002. This increase resulted primarily from the inclusion of the emulsions business and expiration of cost sharing arrangements at Celanese Ventures during 2002. Research and development expenses as a percentage of sales remained flat at 2% for both 2003 and 2002.

    Special Charges

    The components of special charges for 2003 and 2002 were as follows:




                                                                 Years Ended December 31,
                                                             ---------------------------
                                                                 2003            2002
                                                             -------------- ------------
                                                                 (in (euro) millions)
                                                           -----------------------------
Employee termination benefits................................     16               9
Plant/office closures........................................      6               6
Restructuring adjustments....................................     (6)            (10)
                                                              ------           ------
     Total Restructuring.....................................     16               5
Sorbates antitrust matters...................................     84               -
Plumbing actions.............................................    (94)              -
Asset impairments............................................      -               -
Third-party reimbursements of restructuring charges..........      -              (1)
Other........................................................     (1)             (9)
                                                              ------           ------
     Total Special Charges...................................     5               (5)
                                                              ======           ======


    In 2003, Celanese recorded expense of (euro)5 million in special charges, which consisted of (euro)22 million of restructuring charges, (euro)6 million of income from favorable adjustments to restructuring reserves that were recorded previously, and (euro)11 million of income from other special charges. The
(euro)22 million of additions to the restructuring reserve included employee severance costs of (euro)16 million and plant and office closure costs of
(euro)6 million. Within other special charges there was income of (euro)94 million related to insurance recoveries associated with the plumbing cases, partially offset by (euro)84 million of expenses for antitrust matters in the sorbates industry, primarily related to a decision by the European Commission.

    In 2003, the Chemical Products segment recorded employee severance charges of (euro)4 million, which primarily related to the shutdown of an obsolete synthesis gas unit in Germany.

    In 2003, Ticona commenced redesign of its operations. These plans included a decision to sell the Summit, New Jersey, site and to relocate administrative and research and development activities to the existing Ticona site in Florence, Kentucky, in 2004. As a result of this decision, Celanese recorded termination benefit expenses of (euro)4 million in 2003. In addition to the relocation in the United States, Ticona has streamlined its operations in Germany, primarily through offering employees early retirement benefits under an existing employee benefit arrangement. As a result of this arrangement, Ticona recorded a charge of (euro)6 million in 2003.

    Also in 2003, based on a 2002 restructuring initiative to concentrate its European manufacturing operations in Germany, Ticona ceased its manufacturing operations in Telford, United Kingdom. This resulted in contract termination costs and asset impairments totaling (euro)6 million and employee severance costs of (euro)1 million in 2003. Through December 31, 2003, the total costs of the Telford shutdown through 2003 were (euro)11 million.

    The (euro)6 million of income from favorable adjustments of previously recorded restructuring reserves consisted of a (euro)1 million adjustment to the 2002 reserves, a (euro)4 million adjustment to the 2001 reserves and a (euro)1 million adjustment to the 1999 reserves. The adjustment to the 2002 reserve related to lower than expected costs related to the demolition of the GUR Bayport facility. The adjustment to the 2001 reserve was primarily due to the lower than expected decommissioning costs of the Mexican production facility. The adjustment to the 1999 reserve was due to lower than expected payments related to the closure of a former administrative facility in the United States.

    In 2002, Celanese recorded income from special charges of (euro)5 million, which consisted of (euro)15 million of restructuring charges, (euro)10 million of income from favorable adjustments to previously recorded restructuring reserves, (euro)1 million of income from reimbursements from third party site partners related to prior year initiatives, and (euro)9 million of income from other special charges. The (euro)15 million of restructuring charges included employee severance costs of (euro)9 million and plant and office closure costs of (euro)6 million.

    Project Focus, initiated in early 2001, set goals to reduce trade working capital, limit capital expenditures and improve earnings before interest, taxes, depreciation and amortization from programs to increase efficiency. Project Forward was announced in August 2001 and initiated additional restructuring and other measures to reduce costs and increase profitability. During 2002, Celanese recorded employee severance charges of (euro)9 million, of which (euro)4 million related to adjustments to the 2001 forward initiatives and (euro)4 million for streamlining efforts of production facilities in Germany and the United States, and (euro)1 million for employee severance costs in the polyvinyl alcohol business.

    Ticona recorded asset impairments of (euro)4 million in 2002 related to a decision in 2002 to shutdown operations in Telford, United Kingdom in 2003. In addition, with the construction of a new and expanded GUR plant in Bishop, Texas, the GUR operations in Bayport, Texas, were transferred to a new facility. Decommissioning and demolition costs associated with the Bayport shutdown were
(euro)2 million.

    The (euro)10 million of favorable adjustments of previously recorded restructuring reserves consisted of an (euro)8 million adjustment to the 2001 reserves and a (euro)2 million adjustment to the 2000 reserves. The 2001 adjustment was primarily due to lower than expected personnel and closure costs associated with the streamlining of chemical facilities in the United States, Canada, and Germany. The 2000 adjustment was due to lower than expected demolition costs for the Chemical Products production facility in Knapsack, Germany. The other special charges income of (euro)9 million related to a reduction in reserves associated with settlements of environmental indemnification obligations associated with former Hoechst entities.

    Foreign Exchange Gain (Loss)

    Foreign exchange gain (loss) decreased to a loss of (euro)3 million in 2003 from a gain of (euro)4 million in 2002. This change is primarily attributable to the strengthening of the Mexican peso and Canadian dollar against the U.S. dollar.

    Operating Profit

    Operating profit declined to (euro)107 million in 2003 compared to (euro)183 million in 2002. The favorable effects of higher selling prices primarily in the Chemical Products segment, cost reductions, and income from insurance recoveries of (euro)94 million in the Ticona segment, were offset by expenses of (euro)84 million in the Performance Products segment related to antitrust matters,
(euro)10 million of organizational redesign costs at Ticona, increased stock appreciation rights expense, higher raw material and energy costs in most segments as well as unfavorable currency movements. Stock appreciation rights expense for 2003 was (euro)50 million compared to (euro)4 million in 2002.
Celanese streamlined its manufacturing operations, mainly in the Chemical Products segment, and, as a result, recorded termination benefit expenses, in cost of sales, of (euro)22 million, primarily in the fourth quarter of 2003.

    Equity in Net Earnings of Affiliates

    Equity in net earnings of affiliates increased to (euro)31 million in 2003 from (euro)22 million in 2002. This increase was mainly attributable to an increase in the earnings from Polyplastics, an investment held by the Ticona segment, partly due to growth in the Chinese and Taiwanese economies in 2003.

    Interest Expense

    Interest expense decreased by 27% to (euro)43 million in 2003 from (euro)59 million in 2002. This decrease is primarily related to lower interest rates and currency translation effects, as well as lower average debt levels.

    Interest and Other Income, Net

    Interest and other income,  net  increased to (euro)88  million in 2003 from
(euro)48 million in 2002, mainly due to interest of (euro)18 million on insurance recoveries in the Ticona segment and other income of (euro)16 million resulting from the demutualization of an insurance provider. These increases were partially offset by expense of (euro)12 million related to the unfavorable currency effects on the unhedged position of intercompany net receivables denominated in U.S. dollars. Investments accounted for under the cost method contributed dividend income of (euro)52 million and (euro)41 million in 2003 and 2002, respectively. The increase in 2003 primarily resulted from higher dividends from the Saudi Arabian methanol investment on higher methanol pricing, which were slightly offset by lower dividend income from the Acetate Products investments in China, where earnings are being reinvested for capacity expansions.

    Income Taxes

    Celanese recognized income tax expense of (euro)54 million in 2003 compared to (euro)63 million in 2002.

    The effective tax rate for Celanese in 2003 was 30 percent compared to 33 percent in 2002. In comparison to the German statutory rate, the 2003 effective tax rate was favorably affected by unrepatriated low-taxed earnings, favorable settlement of prior year (1996) taxes in the U.S., equity earnings from Polyplastics, which are excluded from U.S. taxable income, and utilization of a U.S. capital loss carryforward that had been subject to a valuation allowance. The effective tax rate was unfavorably affected in 2003 by dividend distributions from subsidiaries and writedowns of certain German corporate and trade tax benefits related to prior years.

    In comparison to the German statutory rate, the effective tax rate in 2002 was favorably affected by the utilization of certain net operating loss carryforwards in Germany, the release of certain valuation allowances on prior years' deferred tax assets, unrepatriated low-taxed earnings and a lower effective minimum tax burden in Mexico. The effective tax rate was unfavorably affected in 2002 by distributions of taxable dividends from certain equity investments and the reversal of a tax-deductible writedown in 2000 of a German investment.

    Discontinued Operations for the Years Ended December 31, 2003 and 2002

    In 2003, Celanese recorded (euro)2 million in losses from operations of discontinued operations related to the acrylates and nylon business divestitures. In 2003, Celanese also recorded adjustments related to prior year discontinued operations representing a gain of (euro)4 million.

    In December 2002, Celanese completed the sale of Trespaphan, a global oriented polypropylene ("OPP") film business, to a consortium consisting of Dor-Moplefan Group and Bain Capital, Inc. for a value of (euro)209 million. Net of the purchase price adjustments of (euro)19 million and the repayment of
(euro)78 million in intercompany debt that Trespaphan owed Celanese, Celanese received net proceeds of (euro)112 million. Trespaphan was formerly part of Celanese's Performance Products segment.

    During 2002, Celanese sold its global allylamines and U.S. alkylamines businesses to U.S. Amines Ltd. These businesses were part of Celanese's former Chemical Intermediates segment.

    In 2002, Celanese received net proceeds of (euro)123 million and recorded a pre-tax gain of (euro)14 million on the disposal of discontinued operations relating to these divestitures. Pre-tax earnings from operations of discontinued operations in 2002 were (euro)1 million. Celanese recognized a tax benefit of
(euro)40 million for discontinued operations, which includes a tax benefit associated with a tax deductible writedown of the tax basis for Trespaphan's subsidiary in Germany relating to tax years ended December 31, 2001 and 2000. Since this tax benefit related to an entity solely engaged in a business designated as discontinued operations, this tax benefit has been correspondingly included in earnings (loss) from discontinued operations.

The following table summarizes the results of the discontinued operations for the years ended December 31, 2003 and 2002.




                                                                        Net Sales
                                                                -------------------------------

                                                                        Years Ended
                                                                        December 31,
                                                                ----------------------------
                                                                   2003             2002
                                                                ---------        -----------
                                                                     (in (euro) millions)
Discontinued operations of Chemical Products.................        208               262
Discontinued operations of Performance Products..............          -               273
Discontinued operations of Ticona............................         40                61
                                                                --------          --------
Total discontinued operations ...............................        248               596
                                                                ========          ========


                                                                 Operating Profit (Loss)
                                                                -------------------------------
                                                                        Years Ended
                                                                        December 31,
                                                                ----------------------------
                                                                   2003             2002
                                                                ---------        -----------
                                                                     (in (euro) millions)
Discontinued operations of Chemical Products.................        (2)               (54)
Discontinued operations of Performance Products..............          -                10
Discontinued operations of Ticona............................          -                (1)
                                                                --------          --------
Total discontinued operations ...............................        (2)               (45)
                                                                ========          ========


    Cumulative Effect of Changes in Accounting Principles

    Celanese recorded (euro)1 million in a cumulative effect of changes in accounting principles, net of tax, on January 1, 2003, related to the adoption of SFAS 143. Celanese recognized transition amounts for existing asset retirement obligation liabilities, associated capitalized costs and accumulated depreciation. The ongoing expense on an annual basis resulting from the initial adoption of SFAS No. 143 is not material.

    In 2002, Celanese recorded income of (euro)19 million for the cumulative effect of two changes in accounting principles, net of tax of (euro)5 million. The adoption of SFAS No. 142, Goodwill and Other Intangible Assets, in 2002 resulted in income of (euro)10 million ((euro)0.20 per share), as it required unamortized negative goodwill (excess of fair value over cost) on the balance sheet to be written off immediately and classified as a cumulative effect of change in accounting principle in the consolidated statement of operations. Additionally, in 2002 Celanese changed the actuarial measurement date for its U.S. pension and other postretirement benefit plans from September 30 to December 31. As this change was accounted for as a change in accounting principle, a cumulative effect adjustment of income (euro)9 million ((euro)0.18 per share), net of taxes of (euro)5 million, was recorded in 2002.

    Net Earnings

    As a result of the factors mentioned above, the net earnings of Celanese decreased by (euro)43 million to net earnings of (euro)132 million or (euro)2.67 per share in 2003 compared to (euro)175 million or (euro)3.48 per share in 2002.

Liquidity and Capital Resources

Cash Flows - Nine Months Ended September 30, 2004 Compared with Nine Months Ended September 30, 2003

    Net Cash Provided by Operating Activities

    Cash flow from operating activities decreased to a cash inflow of (euro)29 million for the nine months ended September 30, 2004 compared to a cash inflow of (euro)204 million for the same period in 2003. This decrease primarily resulted from the payment of a (euro)76 million obligation to a third party in the nine months ended September 30, 2004, a net loss of (euro)70 million for the nine months ended September 30 2004, as well as payments of (euro)48 million associated with the exercising of stock appreciation rights for the nine months ended September 30, 2004. Additionally, pension contributions increased by
(euro)36 million to (euro)129 million compared to the same period last year. These factors were partly offset by a decline in payments associated with income taxes, bonuses and restructuring as well as lower cash consumed through changes in inventory and trade payables. The hedging of foreign currency net receivables, primarily intercompany, resulted in a (euro)13 million cash inflow in the first nine months of 2004 compared to a (euro)120 million cash inflow in the first nine months of 2003.

    Net Cash Used in Investing Activities

    Net cash from investing activities decreased to a cash outflow of (euro)25 million for the nine months ended September 30, 2004 compared to a cash outflow of (euro)159 million for the same period in 2003. The decreased cash outflow primarily resulted from the receipt of (euro)111 million associated with the sale of the acrylates business as well as lower net purchases of marketable securities. Capital expenditures on property, plant and equipment increased slightly to (euro)123 million for the nine months ended September 30, 2004 compared to (euro)120 million in the same period in the prior year. The increase was driven by higher expenditures within the Ticona segment for an expansion of the polyacetal plant in Bishop, Texas, and the construction of a research and development and administrative building in Florence, Kentucky.

    Net Cash Provided by/Used in Financing Activities

    Net cash from financing activities increased to a cash inflow of (euro)102 million for the nine months ended September 30, 2004 compared to a cash outflow of (euro)122 million for the same period in 2003. The increased cash inflow primarily reflects higher net proceeds from borrowings of (euro)168 million primarily to prefund pension obligations.

Cash Flows - Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

    Net Cash Provided by Operating Activities

    Net  cash  provided  by  operating  activities  was  (euro)347  million  and
(euro)382 million for the years ended December 31, 2003 and 2002, respectively.

    Net cash provided by operating  activities  decreased by (euro)35 million to
(euro)347 million in 2003 as compared to 2002 primarily due to higher net taxes paid of (euro)118 million and lower dividends from equity investments of
(euro)48 million largely offset by insurance recoveries of (euro)120 million. In addition, higher contributions were made to our U.S. qualified defined benefit pension plan of (euro)115 million in 2003 compared to (euro)101 million in 2002. The hedging activity of foreign currency denominated intercompany net receivables served to partially offset unfavorable currency effects on net earnings of (euro)135 million and resulted in a (euro)160 million cash inflow in 2003 compared to (euro)100 million in 2002 due to the timing of settlements of these contracts.

    Net Cash Used in Investing Activities

    Net cash used in investing activities was (euro)239 million and (euro)145 million for the years ended December 31, 2003 and 2002, respectively.

    The increase in cash outflows of (euro)94 million in 2003 compared to 2002 is mainly due to lower proceeds from disposal of discontinued operations of
(euro)193 million and the receipt of (euro)41 million in returns of capital from investments in non-consolidated InfraServ companies in 2002. This increase in cash outflow for 2003 was partially offset by a (euro)125 million cash outflow for the 2002 purchase of the net assets of the emulsions businesses. Additionally, net cash outflows increased by (euro)36 million related to higher net purchases of marketable securities.

    Capital expenditures decreased by (euro)29 million to (euro)185 million in 2003, primarily due to foreign currency effects. Spending in 2003 primarily related to the completion of a production facility for synthesis gas, a primary raw material at the Oberhausen site in Germany, major replacements of equipment, capacity expansions, major investments to reduce future operating costs, environmental, health and safety initiatives and the integration of a Company-wide SAP platform. The spending in 2002 included the start of construction of the synthesis gas production facility at the Oberhausen site. In addition, major projects included the completion of the new GUR plant at the Bishop, Texas, facility and the capacity expansion for Vectra at Shelby, North Carolina. The Vectra expansion was built to supply the projected long-term demand of the telecommunications industry and to develop and grow emerging markets.

    Net Cash Used in Financing Activities

    Net cash used in financing activities was (euro)99 million and (euro)156 million for the years ended December 31, 2003 and 2002, respectively.

    Net cash used in financing activities declined by (euro)57 million to an outflow of (euro)99 million in 2003 compared to 2002. This decrease is primarily related to lower net payments of short-term borrowings of (euro)137 million, offset by net payments of long-term debt in 2003 of (euro)46 million. In addition, in 2003, Celanese paid a cash dividend of (euro)22 million, (euro)0.44 per share, and repurchased 749,848 of its shares, to be held in treasury, for approximately (euro)14 million.

    Net cash used in financing activities in 2002 was primarily due to net debt repayments aggregating (euro)150 million. In addition, Celanese repurchased 284,798 of its shares, to be held in treasury, for approximately (euro)6 million.

Liquidity

    Historically, the primary source of liquidity has been cash generated from operations, which included cash inflows from currency hedging activities. The primary liquidity requirements were for capital expenditures, working capital, pension contributions and investments. Subsequent to the Recent Restructuring, our primary sources of liquidity will continue to be cash generated from operations, cash pooling with non-consolidated affiliates and interest income from notes receivable from non-consolidated affiliates.

    We believe we will have available resources to meet both our short-term and long-term liquidity requirements. If our cash flow from operations is insufficient to fund our obligations, we may be forced to use other means available to us, such as reducing or delaying capital expenditures, seeking additional capital or requiring prepayment of affiliate notes.

    In connection with the acquisition, CAC became a party to credit facilities whereby substantially all of the assets of CAC and its U.S. subsidiaries, as well as 65% of the shares of foreign subsidiaries directly owned by CAC are pledged and/or mortgaged as collateral to third party lenders. CAC and its U.S. subsidiaries have access to approximately $608 million ((euro)490 million) under these credit facilities. CAC also borrowed $359 million ((euro)289 million) from BCP Caylux, a parent of BCP, at a variable rate, a portion of which was used to repay $175 million ((euro)140 million) of debt, scheduled to mature in 2005 and 2008 and (euro)48 million of additional debt scheduled to mature in 2009. The $359 million ((euro)289 million) from BCP Caylux was also used to prefund pension obligations. Celanese cancelled its committed commercial paper backup facilities and revolving credit lines. As of September 30, 2004, approximately 94% of the long-term borrowings above are denominated in U.S. dollars, with the remaining amounts denominated in euros.

    As of September 30, 2004, Celanese had (euro)587 million of total debt, of which (euro)102 million is due within one year. Total debt includes (euro)289 million due to BCP Caylux. As a result of the Recent Restructuring, CAC is no longer a wholly owned subsidiary of Celanese AG; therefore, the term notes, pollution control bonds, variable rate term loan payable to BCP Caylux and a portion of the capital leases are no longer obligations of Celanese AG. Celanese AG and its subsidiaries are no longer named parties under the credit facilities after the Recent Restructuring. See Fixed Contractual Cash Obligations table below. As of September 30, 2004, Celanese had net intercompany notes with consolidated subsidiaries, which were eliminated in consolidation. As part of the Recent Restructuring, these intercompany notes were replaced with unsecured notes with non-consolidated affiliates for approximately (euro)1 billion. These unsecured notes bear interest of 4.67% per annum and mature in 2009. These notes are expected to generate approximately (euro)40 million of net interest income annually.

    Several non-consolidated affiliates pool their excess cash with Celanese, and the excess cash is loaned to Celanese under a revolving credit agreement. The outstanding payables for these agreements from Celanese to its affiliates of
(euro)80 million and (euro)79 million at September 30, 2004 and December 31, 2003, respectively, are included within short-term borrowings. Celanese expects to continue these arrangements at a comparable level in the next fiscal year, depending on the level of liquidity of the non-consolidated affiliates.

    CAC had a trade receivable securitization program, which allowed participating operating subsidiaries to sell up to $120 million ((euro)97 million) of eligible U.S. trade receivables, through a consolidated special-purpose entity, as long as the performance of the receivable portfolio meets certain ratios and Celanese maintains an investment grade debt rating. As of September 30, 2004, Celanese was in the process of renegotiating the trade receivable securitization program and therefore there were no outstanding sales of receivables under this program for the nine months ended September 30, 2004. Due to the Recent Restructuring, this program is no longer available to Celanese.

Domination Agreement. The Domination Agreement was approved at the Celanese AG extraordinary shareholders' meeting on July 31, 2004. The Domination Agreement between Celanese AG and BCP became effective on October 1, 2004. When the Domination Agreement became effective, BCP was obligated to offer to acquire all outstanding Celanese AG shares from the minority shareholders of Celanese AG in return for payment of fair cash compensation. The amount of this fair cash compensation has been determined to be (euro)41.92 per share, plus interest, in accordance with applicable German law. Any minority shareholder who elects not to sell its shares to BCP will be entitled to remain a shareholder of Celanese AG and to receive a gross guaranteed fixed annual payment on its shares of
(euro)3.27 per Celanese AG share less certain corporate taxes in lieu of any future dividend. Taking into account the circumstances and the tax rates at the time of entering into the Domination Agreement, the net guaranteed fixed annual payment is (euro)2.89 per share for a full fiscal year. The net guaranteed fixed annual payment may, depending on applicable corporate tax rates, in the future be higher, lower or the same as (euro)2.89.

    At the annual shareholders' meeting on June 15, 2004, Celanese AG shareholders approved payment of a dividend on the Celanese AG shares for the fiscal year ended on December 31, 2003 of (euro)0.12 per share. For the short fiscal year ended on September 30, 2004, Celanese AG will not be able to pay a dividend to its shareholders due to losses incurred in the Celanese AG statutory accounts.

    While the Domination Agreement is effective, BCP will be required to compensate Celanese AG for any future annual loss incurred by Celanese AG in its stand alone statutory financial statements at the end of the fiscal year when the loss was incurred. This compensation is contingent upon BCP having adequate liquidity.

    In addition, the Domination Agreement entitles BCP to give instructions directly to the management board of Celanese AG, including, but not limited to, instructions that are disadvantageous to Celanese AG, as long as such disadvantageous instructions benefit BCP or the companies affiliated with either BCP or Celanese AG. As a dominated company, Celanese AG may be affected by risks that affect BCP and its affiliates, including but not limited to risks arising out of the debt levels of some of these companies.

Contractual Obligations. The following table sets forth our fixed contractual debt obligations as of September 30, 2004. Subsequent to the Recent Restructuring, approximately (euro)478 million of the debt relating to CAC is no longer Celanese's debt.




                                                        Less than   1-3     4-5    After 5
Fixed Contractual Cash Obligations               Total    1 Year   Years   Years    Years
----------------------------------------------- ------- --------- ------- ------- ----------
                                                            (in (euro) millions)
                                                 -------------------------------------------
Total Debt ....................................     587     102      34      14     437
   of which Capital Lease Obligations and Other
      Secured Borrowings ......................      38       5      26       3       4
Operating Leases ..............................     143      34      51      26      32
Unconditional Purchase Obligations ............     700     125     129      96     350
Other Contractual Obligations .................     129     129      --      --      --
                                                  -----     ---     ---     ---     ---
Fixed Contractual Cash Obligations ............   1,559     390     214     136     819
                                                  =====     ===     ===     ===     ===


    Included in operating leases is (euro)55 million of future payments related to CAC, which was transferred from Celanese due to the Recent Restructuring.

    Unconditional Purchase Obligations include take or pay contracts and fixed price forward contracts. Celanese does not expect to incur any material losses under these contractual arrangements. In addition, these contracts may include variable price components. Included in unconditional purchase obligations is
(euro)126 million related to CAC, which was transferred from Celanese due to the Recent Restructuring.

    Other Contractual Obligations primarily includes committed capital spending and fines associated with the U.S. antitrust settlement described in Note 25 to the Consolidated Financial Statements. Included in Other Contractual Obligations is a (euro)99 million fine from the European Commission related to antitrust matters in the sorbates industry, which is pending an appeal. Celanese is indemnified by a third party for 80% of the expenses relating to these matters, which is not reflected in the amount above.

    At September 30, 2004, Celanese has contractual guarantees and commitments as follows:




                                                              Expiration per period
                                                       -------------------------------------
                                                        Less than   1-3     4-5    After 5
Contractual Guarantees and Commitments           Total    1 Year   Years   Years    Years
----------------------------------------------- ------- --------- ------- ------- ----------
                                                             (in (euro) millions)
                                                 -------------------------------------------
Financial Guarantees ..........................    46         6      11     12       17
Standby Letters of Credit .....................   143       143      --     --       --
                                                  -----     ---     ---     ---     ---
  Contractual Guarantees and Commitments.......   189       149      11     12       17
                                                  =====     ===     ===     ===     ===


    Celanese is secondarily liable under a lease agreement pursuant to which Celanese has assigned a direct obligation to a third party. The lease assumed by the third party expires on April 30, 2012. The lease liability for the period from October 1, 2004 to April 30, 2012 is estimated to be approximately $57 million ((euro)46 million). Due to the transfer of CAC, Celanese is no longer liable under the lease agreement.

    Standby letters of credit of (euro)143 million at September 30, 2004 are irrevocable obligations of an issuing bank that ensure payment to third parties in the event that certain Celanese subsidiaries fail to perform in accordance with specified contractual obligations. The likelihood is remote that material payments will be required under these agreements. The stand-by letters of credit include (euro)139 million issued under the credit-linked revolving facility. As a result of the Recent Restructuring, CAC is no longer a wholly owned subsidiary of Celanese AG; therefore, only

(euro)25 million of the standby letters of credit remain with Celanese. Of the remaining standby letters of credit, approximately (euro)20 million relates to obligations associated with the sorbates antitrust matters as described in the "Other Contractual Obligations" above.

    For additional commitments and contingences, see Note 25 to the Consolidated Financial Statements.

    Celanese expects to continue to incur costs for the following significant obligations. Although, Celanese cannot predict with certainty the annual spending for these matters, such matters will affect future cash flows of Celanese.


                                                                     2005
                                                   2004 Actual     Projected
Other Obligations                                   Spending       Spending
--------------------------------------------     --------------  --------------
                                                       (in (euro) millions)
                                                 ------------------------------

Environmental Matters.......................                51          67 (1)
Pension and Other Benefits..................               169         404 (2)
                                                  -------------    ---------
  Other Obligations...........................             220         471
                                                  =============    =========


    (1) Includes CAC environmental matters of (euro)41 million, which was transferred as part of the Recent Restructuring.
    (2) Includes CAC pension and other benefits of (euro)401 million, which was transferred as part of the Recent Restructuring


Environmental Matters

    For the nine months ended September 30, 2004 and the years ended December 31, 2003 and 2002, Celanese's expenditures, including expenditures for legal compliance, internal environmental initiatives and remediation of active, orphan, divested and U.S. Superfund sites, were (euro)51 million, (euro)71 million and (euro)88 million, respectively. Capital project related environmental expenditures, included in worldwide expenditures, were (euro)6 million, (euro)9 million and (euro)4 million, respectively. Environmental reserves for remediation matters were (euro)119 million, (euro)126 million and
(euro)199 million as of September 30, 2004, December 31, 2003 and December 31, 2002, respectively. (See Notes 15 and 17 to the Consolidated Financial Statements.)

    It is anticipated that stringent environmental regulations will continue to be imposed on the chemical industry in general. Celanese cannot predict with certainty future environmental expenditures, especially expenditures beyond 2005. Due to new air regulations in the U.S., management expects that there will be a temporary increase in compliance costs for CAC that will total approximately (euro)25 million to (euro)35 million through 2007. An additional
(euro)40 million may be needed depending upon the outcome of a challenge in U.S. federal court related to key portions of the regulation. As a result of the Recent Restructuring, Celanese will no longer be impacted by the affects of these regulations. In addition, a recent European Union directive requires a trading system for carbon dioxide emissions to be in place by January 1, 2005. Accordingly, Emission Trading Systems will affect Celanese's power plants at the Kelsterbach and Oberhausen sites in Germany and the Lanaken site in Belgium, as well as power plants operated by InfraServ entities on sites at which we operate. We and the InfraServ entities may be required to purchase carbon dioxide credits, which could result in increased operating costs, or may be required to develop additional cost-effective methods to reduce carbon dioxide emissions further, which could result in increased capital expenditures.

    Due to its industrial history, Celanese has the obligation to remediate specific areas on its active sites as well as on divested, orphan or U.S. Superfund sites. In addition, as part of the demerger agreement with Hoechst, a specified proportion of the responsibility for environmental liabilities from a number of pre-demerger divestitures was transferred to Celanese. Celanese has provided for such obligations when the event of loss is probable and reasonably estimable. Management believes that the environmental costs will not have a material adverse effect on the financial position of Celanese, but they may have a material adverse effect on the results of operations or cash flows in any given accounting period. (See Note 26 to the Consolidated Financial Statements.)

    Pension and Other Benefits

    Celanese's funding policy for pension plans is to accumulate plan assets that, over the long run, will approximate the present value of projected benefit obligations. For the nine months ended September 30, 2004 and for the years ended December 31, 2003 and 2002, pension contributions to the U.S. qualified defined benefit pension plan amounted to (euro)27 million, (euro)115 million and
(euro)101 million, respectively. Contributions to the German pension plans for the nine months ended September 30, 2004 were (euro)85 million. Also for the nine months ended September 30, 2004 and for the years ended December 31, 2003 and 2002, payments to other non-qualified plans totaled (euro)17 million,
(euro)21 million and (euro)20 million, respectively.

    In connection with the tender offer of Celanese AG by BCP, BCP agreed to pre-fund $463 million ((euro)373 million) of certain pension obligations, which is expected to eliminate the need for significant funding for seven to ten years. As of September 30, 2004, $105 million ((euro)85 million) was pre-funded to the German pension plans and $54 million ((euro)44 million) of cash was segregated to be used exclusively for the pre-funding of CAC non-qualified pension obligations. Subsequent to the Recent Restructuring, an additional $300 million ((euro)241 million) was pre-funded to CAC's U.S. qualified pension plan. As a result of the Recent Restructuring, Celanese is no longer affected by these pension obligations.

    Spending associated with other benefit plans, primarily retiree medical, defined contribution and long-term disability, amounted to (euro)40 million,
(euro)58 million and (euro)64 million for the nine months ended September 30, 2004, and for the years ended December 31, 2003 and 2002, respectively. (See
Note 20 to the Consolidated Financial Statements.)

    Plumbing Actions and Sorbates Litigation

    Celanese is involved in a number of legal proceedings and claims incidental to the normal conduct of its business. For the nine months ended September 30, 2004 and for the years ended December 31, 2003 and 2002, there were net cash inflows of approximately zero, (euro)111 million and (euro)28 million in connection with the plumbing actions and sorbates litigation. As of September 30, 2004, December 31, 2003 and December 31, 2002, Celanese had reserves of
(euro)165 million, (euro)168 million and (euro)111 million, respectively, for these matters. In addition, Celanese had receivables from insurance companies and Hoechst in connection with the plumbing and sorbates matters of (euro)136 million, (euro)137 million and (euro)94 million as of September 30, 2004, December 31, 2003 and December 31, 2002, respectively. The reserves and receivables associated with the plumbing actions were transferred as part of the Recent Restructuring.

    Although it is impossible at this time to determine with certainty the ultimate outcome of these matters, management believes, based on the advice of legal counsel, that adequate provisions have been made and that the ultimate outcome will not have a material adverse effect on the financial position of Celanese, but could have a material adverse effect on the results of operations or cash flows in any given accounting period. (See Note 25 to the Consolidated Financial Statements.)

    Capital Expenditures

    Celanese's capital expenditures were (euro)123 million for the nine months ended September 30, 2004. Capital expenditures primarily related to a new Ticona research and administrative facility in Florence, Kentucky, the expansion of production facilities for polyacetal in Bishop, Texas and GUR in Oberhausen, Germany, major replacements of equipment, capacity expansions, major investments to reduce future operating costs, environmental, health and safety initiatives and the integration of a Company-wide SAP platform. Capital expenditures remained below depreciation levels as Celanese continued to make selective capital investments to enhance the market positions of its products.

    Capital expenditures were financed principally with cash from operations. Celanese anticipates spending for the 2005 fiscal year to be approximately 4% of net sales for the nine months ended September 30, 2004. The anticipated spending includes CAC, which represents approximately 50 percent of this amount. At September 30, 2004, there were approximately (euro)23 million of outstanding commitments related to capital projects, which are included within the fixed contractual cash obligations table above.

    Total Shareholders' Equity

    At September 30, 2004, shareholders' equity amounted to (euro)1,888 million, compared to (euro)2,044 million at December 31, 2003. The decrease was primarily attributable the recognition of an additional minimum liability adjustment for pensions of (euro)115 million and current year net loss of (euro)70 million.

    At December 31, 2003, shareholders' equity amounted to (euro)2,044 million, compared to (euro)2,000 million at December 31, 2002. The increase was primarily attributable to current year net earnings of (euro)132 million and (euro)39 million related to the indemnification from Hoechst for the sorbates antitrust matters partially offset by the impact of foreign currency translation adjustments of (euro)114 million and dividends of (euro)22 million.

    As of September 30, 2004, Celanese had approximately 25,000 stock appreciation rights outstanding. There were 3.1 million stock appreciation rights exercised during the nine months ended September 30, 2004. Payments in 2004 related to the exercise of stock appreciation rights amounted to (euro)48 million.

    There were 49,881,618 and 49,321,468 shares outstanding as of September 30, 2004 and December 31, 2003, respectively. As of September 30, 2004 and December 31, 2003, Celanese had 544,750 and 1,151,600 stock options outstanding, respectively. Expense associated with stock options was approximately (euro)2 million, (euro)5 million and (euro)3 million for the nine months ended September 30, 2004 and the years ended December 31, 2003 and 2002, respectively.

Market Risks


    Celanese is exposed to market risk through commercial and financial operations. Celanese's market risk consists principally of exposure to currency exchange rates, interest rates and commodity prices. Celanese has in place policies of hedging against changes in currency exchange rates, interest rates and commodity prices as described below. These contracts are accounted for under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities and SFAS No. 148, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. (See Note 24 to the Consolidated Financial Statements.)

    Foreign Exchange Risk Management

    Celanese's reporting currency is the euro. Certain Celanese entities have receivables and payables denominated in currencies other than their functional currencies, which creates foreign exchange risk. With the introduction of the euro on January 1, 1999, the exposure to exchange rate fluctuations is eliminated in relation to the euro zone countries that have adopted the euro as their common currency, leaving the U.S. dollar, Mexican peso, Japanese yen, British pound sterling, and Canadian dollar as the most significant potential sources of currency risk. Accordingly, Celanese enters into foreign currency forwards and options to minimize its exposure to foreign currency fluctuations. The foreign currency contracts are designated for recognized assets and liabilities and forecasted transactions. The terms of these contracts are generally less than one year. Celanese's centralized hedging strategy states that foreign currency denominated receivables or liabilities recorded by the operating entities will be used to hedge the exposure on a consolidated basis. As a result, Celanese's foreign currency forward contracts relating to this centralized strategy did not meet the criteria of SFAS No. 133 to qualify for hedge accounting. Net foreign currency transaction gains or losses are recognized on the underlying transactions, which are offset by losses and gains related to foreign currency forward contracts.

    Contracts with notional amounts totaling approximately (euro)498 million and
(euro)606 million at September 30, 2004 and December 31, 2003, respectively, are predominately in U.S. dollars, British pound sterling, Japanese yen, and Canadian dollars. For the nine months ended September 30, 2004, Celanese's foreign currency forward contracts, designated as fair value hedges, resulted in a decrease in total assets and total liabilities of (euro)26 million and (euro)2 million, respectively. As of September 30, 2004, these contracts hedged a portion (approximately 81%) of Celanese's U.S. dollar denominated intercompany net receivables held by euro denominated entities. Related to the unhedged portion, a net gain of approximately (euro)2 million from foreign exchange gains or losses was recorded to interest and other income, net for the nine months ended September 30, 2004. During 2003, Celanese's foreign currency forward contracts, designated as fair value hedges, resulted in a decrease in total assets of (euro)7 million and an increase in total liabilities of (euro)1
million.   As  of  December  31,  2003,   these   contracts   hedged  a  portion
(approximately 85%) of Celanese's U.S. dollar denominated intercompany net receivables held by euro denominated entities. Related to the unhedged portion, a net loss of approximately (euro)12 million from foreign exchange gains or losses was recorded to interest and other income, net in 2003. During the year ended December 31, 2002, Celanese hedged all of its U.S. dollar denominated intercompany net receivables held by euro denominated entities. Therefore, there was no material net effect from foreign exchange gains or losses in interest and other income, net. Hedging activities related to intercompany net receivables yielded cash flows from operating activities of approximately (euro)13 million,
(euro)160 million and (euro)100 million for the nine months ended September 30, 2004 and the years ended December 31, 2003 and 2002, respectively.

    A substantial portion of Celanese's assets, liabilities, revenues and expenses is denominated in currencies other than the euro zone currencies, principally the U.S. dollar. Fluctuations in the value of these currencies against the euro, particularly the value of the U.S. dollar, can have, and in the past have had, a direct and material impact on Celanese's business and financial results. For example, a decline in the value of the U.S. dollar versus the euro, results in a decline in the euro value of Celanese's sales denominated in U.S. dollars and earnings due to translation effects. Likewise, an increase in the value of the U.S. dollar versus the euro would result in an opposite effect. Celanese estimates that the translation effects of changes in the value of other currencies against the euro decreased net sales by approximately 6% for the nine months ended September 30, 2004 and approximately 13% in 2003 and increased net sales by approximately 3% in 2002. Celanese estimates that the translation effects of changes in the value of other currencies against the euro increased total assets by approximately 1% in 2004 and decreased total assets by approximately 13% in 2003. Celanese's exposure to transactional effects is further reduced by a high degree of overlap between the currencies in which sales are denominated and the currencies in which the raw material and other costs of goods sold are denominated.

Interest Rate Risk Management

    Celanese entered into interest rate swap agreements to reduce the exposure of interest rate risk inherent in Celanese's outstanding debt by locking in borrowing rates to achieve a desired level of fixed/floating rate debt depending on market conditions. At September 30, 2004, Celanese had no interest rate swap agreements in place. Celanese had open interest rate swaps with a notional amount of $200 million ((euro)158 million) at December 31, 2003. In the three months ended June 30, 2004, Celanese recorded a loss of (euro)3 million in interest and other income, net associated with the early termination of its $200 million ((euro)165 million) interest rate swap. During 2003, Celanese recorded a loss of (euro)6 million in interest and other income, net, associated with the early termination of one of its interest rate swaps. Celanese recognized net interest expense from hedging activities relating to interest rate swaps of
(euro)3 million, (euro)10 million and (euro)13 million for the nine months ended September 30, 2004 and years ended December 31, 2003 and 2002, respectively. During 2003, Celanese's interest rate swaps, designated as cash flow hedges, resulted in a decrease in total assets and total liabilities and an increase in shareholders' equity of (euro)3 million, (euro)11 million and (euro)5 million, net of related income tax of (euro)3 million, respectively. Celanese recorded a net gain (loss) of less than ((euro)1) million, (euro)1 million and ((euro)3) million in interest and other income, net for the ineffective portion of the interest rate swaps, during the nine months ended September 30, 2004 and the years ended December 31, 2003 and 2002, respectively.

    Commodity Risk Management

    Celanese's policy for the majority of our natural gas and butane requirements allows entering into supply agreements and forward purchase or cash-settled swap contracts. During the nine months ended September 30, 2004, there were no forward contracts for our butane requirements and, for natural gas, we had positions covering about 35% of our Chemical Products segment North American requirements primarily as a result of forward contracts entered into in 2003. In the future, we may modify our practice of purchasing a portion of our commodity requirements forward, and consider utilizing a variety of other raw material hedging instruments in addition to forward purchase contracts in accordance with changes in market conditions. The fixed price natural gas forward contracts are principally settled through actual delivery of the physical commodity. The maturities of the cash-settled swap contracts correlate to the actual purchases of the commodity and have the effect of securing predetermined prices for the underlying commodity. Although these contracts are structured to limit Celanese's exposure to increases in commodity prices, they can also limit the potential benefit Celanese might have otherwise received from decreases in commodity prices. These cash-settled swap contracts are accounted for as cash flow hedges. Realized gains and losses on these contracts are included in the cost of the commodity upon settlement of the contract. Celanese recognized losses of (euro)1 million, (euro)3 million and less than (euro)1 million from natural gas swap and butane contracts in the nine months ended September 30, 2004 and the years 2003 and 2002, respectively. There was no material impact on the balance sheet at September 30, 2004, December 31, 2003. The effective portion of unrealized gains and losses associated with the cash-settled swap contracts are (euro)0 million as of September 30, 2004 and December 31, 2003, which are recorded as a component of accumulated other comprehensive income (loss) until the underlying hedged transactions are reported in earnings. Celanese did not have any open commodity swaps as of September 30, 2004. The Company had open swaps with a notional amount of (euro)4 million as of December 31, 2003.

Critical Accounting Policies and Estimates

    Our Consolidated Financial Statements are based on the selection and application of significant accounting policies. The preparation of these financial statements and application of these policies requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. However, Celanese is not currently aware of any reasonably likely events or circumstances that would result in materially different results.

    Celanese believes the following accounting polices and estimates are critical to understanding the financial reporting risks present in the current economic environment. These matters, and the judgments and uncertainties affecting them, are also essential to understanding our reported and future operating results. See Note 3 to the Consolidated Financial Statements for a more comprehensive discussion of Celanese's significant accounting policies.

    Recoverability of Long-Lived Assets

    Our business is capital intensive and has required, and will continue to require, significant investments in property, plant and equipment. At September 30, 2004 and December 31, 2003, the carrying amount of property, plant and equipment was (euro)1,202 million and (euro)1,354 million, respectively. As discussed in Note 3 to the Consolidated Financial Statements, Celanese assesses the recoverability of property, plant and equipment to be held and used by a comparison of the carrying amount of an asset or group of assets to the future net undiscounted cash flows expected to be generated by the asset or group of assets. If such assets are considered impaired, the impairment recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

    As a result of the planned consolidation of tow production and the termination of filament production, the Acetate Products segment recorded impairment charges of (euro)100 million associated with plant and equipment in the nine months ended September 30, 2004.

    Celanese assesses the recoverability of the carrying value of its goodwill and other intangible assets with indefinite useful lives at least annually or whenever events or changes in circumstances indicate that the carrying amount of the asset may not be fully recoverable. Recoverability of goodwill is measured at the reporting unit level based on a two-step approach. First, the carrying amount of the reporting unit is compared to the fair value as estimated by the future net discounted cash flows expected to be generated by the reporting unit. To the extent that the carrying value of the reporting unit exceeds the fair value of the reporting unit, a second step is performed, wherein the reporting unit's assets and liabilities are fair valued. The implied fair value of goodwill is calculated as the fair value of the reporting unit in excess of the fair value of all non-goodwill assets and liabilities allocated to the reporting unit. To the extent that the reporting unit's carrying value of goodwill exceeds its implied fair value, impairment exists and must be recognized. As of September 30, 2004 and December 31, 2003, the Company had (euro)888 million and (euro)877 million, respectively, of goodwill and other intangible assets.

    During 2003, Celanese performed the annual impairment test of goodwill and determined that there was no impairment. As a result of the of the tender offer price of (euro)32.50 per share announced on December 16, 2003, which would place an implicit value on Celanese at an amount below book value of the net assets, management initiated an impairment analysis in accordance with SFAS No. 142. The impairment analysis was prepared on a reporting unit level and utilized the most recent cash flow, discount rate and growth rate assumptions. Based on the resulting analysis, management concluded that goodwill was not impaired as of December 31, 2003.

    As of September 30, 2004, no significant changes in the underlying business assumptions or circumstances that drive the impairment analysis led management to believe goodwill might have been impaired. We will continue to evaluate the need for impairment if changes in circumstances or available information indicate that impairment may have occurred.

    A prolonged general economic downturn and, specifically, a continued downturn in the chemical industry as well as other market factors could intensify competitive pricing pressure, create an imbalance of industry supply and demand, or otherwise diminish volumes or profits. Such events, combined with changes in interest rates, could adversely affect our estimates of future net cash flows to be generated by our long-lived assets. Consequently, it is possible that our future operating results could be materially and adversely affected by additional impairment charges related to the recoverability of our long-lived assets.

    Restructuring and Special Charges

    Special charges include provisions for restructuring and other expenses and income incurred outside the normal ongoing course of operations. Restructuring provisions represent costs related to severance and other benefit programs related to major activities undertaken to fundamentally redesign our operations as well as costs incurred in connection with a decision to exit non-strategic businesses. These measures are based on formal management decisions, establishment of agreements with the employees' representatives or individual agreements with the affected employees as well as the public announcement of the restructuring plan. The related reserves reflect certain estimates, including those pertaining to separation costs, settlements of contractual obligations and other closure costs. We reassess the reserve requirements to complete each individual plan under our restructuring program at the end of each reporting period. Actual experience has been and may continue to be different from these estimates. (See Note 27 to the Consolidated Financial Statements.)

    Environmental Liabilities

    Celanese manufactures and sells a diverse line of chemical products throughout the world. Accordingly, Celanese's operations are subject to various hazards incidental to the production of industrial chemicals including the use, handling, processing, storage and transportation of hazardous materials. Celanese recognizes losses and accrues liabilities relating to environmental matters if available information indicates that it is probable that a liability has been incurred and the amount of loss is reasonably estimated. If the event of loss is neither probable nor reasonably estimable, but is reasonably possible, Celanese provides appropriate disclosure in the notes to its Consolidated Financial Statements if the contingency is material.

    Total reserves for  environmental  liabilities  were  (euro)119  million and
(euro)126 million at September 30, 2004 and December 31, 2003, respectively. Measurement of environmental reserves is based on the evaluation of currently available information with respect to each individual site and considers factors such as existing technology, presently enacted laws and regulations and prior experience in remediation of contaminated sites. An environmental reserve related to cleanup of a contaminated site might include, for example, provision for one or more of the following types of costs: site investigation and testing costs, cleanup costs, costs related to soil and water contamination resulting from tank ruptures and post-remediation monitoring costs. These reserves do not take into account any claims or recoveries from insurance. The measurement of environmental liabilities is based on a range of management's periodic estimate of what it will cost to perform each of the elements of the remediation effort. Celanese uses its best estimate within the range to establish its environmental reserves. The Company utilizes third parties to assist in the management and the development of its cost estimates for its sites. Changes to environmental regulations or other factors affecting environmental liabilities are reflected in the Consolidated Financial Statements in the period in which they occur. Celanese accrues for legal fees related to litigation matters when the costs associated with defense can be reasonably estimated and are probable to occur. All other fees are expensed as incurred. (See Note 26 to the Consolidated Financial Statements.)

    Asset Retirement Obligations

    As of September 30, 2004 and December 31, 2003, Celanese has reserves for asset retirement obligations of (euro)49 million and (euro)37 million, respectively. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred. The liability is measured at the discounted fair value and is adjusted to its present value in subsequent periods as accretion expense is recorded. The corresponding asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the asset's useful life. The Company has identified but not recognized asset retirement obligations related to substantially all its existing operating facilities. Examples of these types of obligations include demolition, decommissioning, disposal and restoration activities. Legal obligations exist in connection with the retirement of these assets upon closure of the facilities or abandonment of the existing operations. However, operations at these facilities are expected to continue indefinitely and therefore a reasonable estimate of fair value cannot be determined at this time. In the future, we will assess strategies of the businesses acquired and may support decisions that differ from past decisions of management regarding the continuing operations of existing facilities. Asset retirement obligations will be recorded if these strategies are changed and probabilities of closure are assigned to existing facilities. If certain operating facilities were to close, the related asset retirement obligations could significantly affect our results of operations and cash flows.

    In accordance with SFAS No. 143, the Acetate Products segment recorded a charge of (euro)7 million included within 2003 depreciation expense, related to potential asset retirement obligations, as a result of a worldwide assessment of our acetate production capacity. The assessment concluded that there was a probability that certain facilities would be closed in the latter half of the decade. In October 2004 we announced plans to consolidate flake and tow production by early 2007 and to discontinue production of filament by mid-2005. The restructuring will result in the discontinuance of acetate production at two sites. As such, we recorded a charge of (euro)10 million included within depreciation expense, of which (euro)7 million was recorded by the Acetate Products segment and (euro)3 million by the Chemical Products segment in the nine months ended September 30, 2004.

    Realization of Deferred Tax Assets

    Total net deferred tax assets were (euro)394 million and (euro)439 million at September 30, 2004 and December 31, 2003, respectively. Celanese regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance based on historical taxable income, projected future taxable income, applicable tax strategies, and the expected timing of the reversals of existing temporary differences. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Such evaluations require significant management judgments. Celanese has established valuation allowances primarily for U.S. federal and state net operating losses carryforwards, federal capital loss carryforwards, German trade income tax loss carryforwards and Mexican net operating loss carryforwards. During the nine months ended September 30, 2004, Celanese recorded (euro)144 million of valuation allowances related to U.S. NOL carryforwards. Under U.S. tax law, a change in ownership of more than fifty percentage points results in an annual limitation on the future utilization of the NOL carryforwards. An additional (euro)25 million valuation allowance was applied against net Canadian deferred tax assets. (See Note 14 to the Consolidated Financial Statements.)


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


    Benefit Obligations

    Celanese sponsors pension and other postretirement benefit plans covering substantially all employees who meet eligibility requirements. With respect to its U.S. qualified defined benefit pension plan, minimum funding requirements are determined by the Employee Retirement Income Security Act. For the periods presented, Celanese has not been required to contribute under these minimum funding requirements. However, Celanese chose to contribute to the U.S defined benefit pension plan (euro)27 million, (euro)115 million and (euro)101 million for the nine months ended September 30, 2004 and for the years ended December 31, 2003 and 2002, respectively. Contributions to the German pension plans for the nine months ended September 30, 2004 were (euro)85 million. Benefits are generally based on years of service and/or compensation. Various assumptions are used in the calculation of the actuarial valuation of Celanese -sponsored plans. These assumptions include the weighted average discount rate, rates of increase in compensation levels, expected long-term rates of return on plan assets and increases or trends in health care costs. In addition to the above mentioned assumptions, Celanese's actuarial consultants use subjective factors such as withdrawal and mortality rates to estimate the projected benefit obligation. The actuarial assumptions used by Celanese may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences may result in a significant impact to the amount of pension expense recorded by Celanese in future periods.


    The amounts recognized in the Consolidated Financial Statements related to pension and other postretirement benefits are determined on an actuarial basis. A significant assumption used in determining our pension expense is the expected long-term rate of return on plan assets. At September 30, 2004, we assumed an expected long-term rate of return on plan assets of 8.5% for the U.S. qualified defined benefit pension plan, which represents greater than 85 percent and 80 percent of Celanese's pension plan assets and liabilities, respectively. On average, the actual return on plan assets over the long-term (15 to 20 years) has exceeded 9.0%. However, for the nine months ended September 30, 2004, the U.S. qualified defined benefit pension plan assets actual return was less than the expected long-term rate of return of plan assets. The Company had lowered its expected long-term rate of return on U.S. qualified defined benefit pension plan assets from 9.0% to 8.5% as it expects lower future returns considering the lower inflationary environment.

    For the nine months ended September 30, 2004, our expected long-term rate of return assumption for our U.S. plans was 8.5%, reflecting the generally expected moderation of long-term rates of return in the financial markets. We estimate a 25 basis point decline in the expected long-term rate of return for our U.S. qualified defined benefit pension plan to increase pension expense by an estimated (euro)4 million in 2004. Another estimate that affects our pension and other postretirement benefit expense is the discount rate used in the annual actuarial valuations of pension and other postretirement benefit plan obligations. At the end of each year, we determine the appropriate discount rate, which represents the interest rate that should be used to determine the present value of future cash flows currently expected to be required to settle the pension and other postretirement benefit obligations. The discount rate is generally based on the yield on high-quality corporate fixed-income securities. At September 30, 2004, we lowered our discount rate to 6.00% from 6.25% at December 31, 2003 for our U.S. plans. We estimate that a 50 basis point decline in the discount rate for our U.S. pension and postretirement medical plans will increase pension and other postretirement benefit annual expenses by an estimated (euro)4 million and less than (euro)1 million, respectively, and our benefit obligations by approximately (euro)100 million and approximately
(euro)10 million, respectively.

    Over the past several years, Celanese has experienced increases in unrecognized net actuarial pension losses. The losses were mainly due to asset losses resulting from asset returns that were less than the assumed rate of return and increases in the projected benefit obligation.

    Celanese sponsors other postretirement benefit plans. These plans provide medical and life insurance benefits to retirees who meet minimum age and service requirements. The postretirement benefit cost at December 31, 2003 and 2002, includes (euro)31 million and (euro)41 million, respectively, in accrued expenses and (euro)253 million and (euro)311 million, respectively, in other noncurrent liabilities. The post-retirement benefit cost was (euro)19 million for the nine months ended September 30, 2004 and, and the accrued post-retirement liability was (euro)251 million at September 30, 2004. The key determinants of the accumulated postretirement benefit obligation ("APBO") are the discount rate and the healthcare cost trend rate. The healthcare cost trend rate has a significant effect on the reported amounts of APBO and related expense. For example, increasing the healthcare cost trend rate by one percentage point in each year would increase the APBO at September 30, 2004, and the 2004 postretirement benefit cost by approximately (euro)2 million and less than (euro)1 million, and decreasing the healthcare cost trend rate by one percentage point in each year would decrease the APBO at September 30, 2004 and the 2004 postretirement benefit cost by approximately (euro)2 million and less than (euro)1 million, respectively. (See Note 20 to the Consolidated Financial Statements.)

    Accounting for Commitments & Contingencies

    Celanese is subject to a number of lawsuits, claims, and investigations, incidental to the normal conduct of its business, relating to and including product liability, patent and intellectual property, commercial, contract, antitrust, and employment matters, which are handled and defended in the ordinary course of business. (See Note 25 to the Consolidated Financial Statements.) Celanese routinely assesses the likelihood of any adverse judgments or outcomes to these matters as well as ranges of probable and reasonably estimable losses. Reasonable estimates involve judgments made by management after considering a broad range of information including: notifications, demands, settlements which have been received from a regulatory authority or private party, estimates performed by independent companies and outside counsel, available facts, identification of other potentially responsible parties and their ability to contribute, as well as prior experience. A determination of the amount of loss contingency required, if any, is assessed in accordance with SFAS No. 5 "Contingencies and Commitments" and recorded if probable and estimable after careful analysis of each individual matter. The required reserves may change in the future due to new developments in each matter and as additional information becomes available.

    CNA Holdings, Inc. ("CNA Holdings"), a U.S. subsidiary of Celanese, which includes the U.S. business now conducted by Ticona, along with Shell Chemical Company ("Shell") and E. I. du Pont de Nemours ("DuPont"), among others, have been the defendants in a series of lawsuits, alleging that plastics manufactured by these companies that were utilized in the production of plumbing systems for residential property were defective or caused such plumbing systems to fail. CNA Holdings has accrued its best estimate of its share of the plumbing actions. At September 30, 2004 and December 31, 2003, Celanese had accruals of (euro)60 million for this matter, of which (euro)10 million and (euro)11 million, respectively, are included in current liabilities. Management believes that the plumbing actions are adequately provided for in the Consolidated Financial Statements. However, if Celanese were to incur an additional charge for this matter, such a charge would not be expected to have a material adverse effect on the financial position, but may have a material adverse effect on the results of operations or cash flows of Celanese in any given accounting period. Celanese has recorded receivables relating to the anticipated recoveries from third party insurance carriers relating to this product liability matter. These receivables are based on the probability of collection, an opinion of external counsel, the settlement agreements reached with a majority of Celanese's insurance carriers whose coverage level exceeds the receivables and the status of current discussions with other insurance carriers. As of September 30, 2004 and December 31, 2003, insurance claims receivable were (euro)52 million and (euro)50 million, respectively. Collectability could vary depending on the financial status of the insurance carriers. In 2003, Celanese recorded income from special charges of (euro)94 million and interest income of (euro)18 million, related to settlements from insurers in excess of the recorded receivable amounts. (See
Note 25 to the Consolidated Financial Statements). As a result of the Recent Restructuring, Celanese will not be impacted by these proceedings in the future.

    Nutrinova Inc., a U.S. subsidiary of Nutrinova Nutrition Specialties & Food Ingredients GmbH, a wholly-owned subsidiary of Celanese, is party to various legal proceedings in the United States, Canada and Europe alleging Nutrinova Inc. engaged in unlawful, anticompetitive behavior which affected the sorbates markets while it was a wholly-owned subsidiary of Hoechst. In accordance with the demerger agreement between Hoechst and Celanese, which became effective October 1999, Celanese, the new owner to Hoechst's sorbates business, was assigned the obligation related to these matters. However, Hoechst agreed to indemnify Celanese for 80 percent of payments for such obligations. Expenses related to this matter are recorded gross of any such recoveries from

Hoechst while the recoveries from Hoechst, which represents 80 percent of such expenses, are recorded directly to shareholders' equity, net of tax, as a contribution of capital.

    Based on the advice of external counsel and a review of the existing facts and circumstances relating to the sorbates matter, including the status of governmental investigations, as well as civil claims filed and settled, Celanese Ahas remaining accruals of (euro)105 million and (euro)108 million at September 30, 2004 and December 31, 2003, respectively, included in current liabilities for the estimated loss relative to this matter. Although the outcome of this matter cannot be predicted with certainty, management's best estimate of the range of possible additional future losses and fines, including any that may result from governmental proceedings, as of September 30, 2004 is between
(euro)0 and (euro)7 million. The estimated range of such possible future losses is management's best estimate based on the advice of external counsel taking into consideration potential fines and claims, both civil and criminal, that may be imposed or made in other jurisdictions. At September 30, 2004 and December 31, 2003, Celanese has receivables, recorded within current assets, relating to the sorbates indemnification from Hoechst of (euro)84 million, and (euro)87 million, respectively. (See Note 25 to the Consolidated Financial Statements).

    Captive Insurance Companies

    Celanese consolidates two wholly owned insurance companies (the "Captives"). The Captives are a key component of Celanese's global risk management program as well as a form of self-insurance for property, liability and workers compensation risks. The Captives issue insurance policies to Celanese subsidiaries to provide consistent coverage amid fluctuating costs in the insurance market and to lower long-term insurance costs by avoiding or reducing commercial carrier overhead and regulatory fees. The Captives issue insurance policies and coordinate claims handling services with third party service providers. They retain risk at levels approved by the Board of Management and obtain reinsurance coverage from third parties to limit the net risk retained. One of the Captives also insures certain third party risks.

    The assets of the Captives consist primarily of marketable securities and reinsurance receivables. Marketable securities values are based on quoted market prices or dealer quotes. The carrying value of the amounts recoverable under the reinsurance agreements approximate fair value due to the short-term nature of these items.

    The liabilities recorded by the Captives relate to the estimated risk of loss recorded by the Captives, which is based on management estimates and actuarial valuations, and unearned premiums, which represent the portion of the premiums written applicable to the terms of the policies in force. The establishment of the provision for outstanding losses is based upon known facts and interpretation of circumstances influenced by a variety of factors. In establishing a provision, management considers facts currently known and the current state of laws and litigation where applicable. Liabilities are recognized for known claims when sufficient information has been developed to indicate involvement of a specific policy and management can reasonably estimate their liability. In addition, liabilities have been established to cover additional exposure on both known and unasserted claims. Estimates of the liabilities are reviewed and updated regularly. It is possible that actual results could differ significantly from the recorded liabilities.

    The Captives use reinsurance arrangements to reduce their risk of loss. Reinsurance arrangements however do not relieve the Captives from their
obligations  to  policyholders.   Failure  of  the  reinsurers  to  honor  their
obligations could result in losses to the Captives. The Captives evaluate the financial condition of their reinsurers and monitor concentrations of credit risk to minimize their exposure to significant losses from reinsurer insolvencies and establish allowances for amounts deemed non-collectable.

    Premiums written are recognized based on the terms of the policies. Capitalization of the Captives is determined by regulatory guidelines. As of September 30, 2004, the net retained concurrent aggregate risk of all policies written by the Captives, after reinsuring higher tier risks with third party insurance companies, net of established reserves, amounted to approximately
(euro)416 million. This amount of exposure is further offset by the underlying equity of the Captives amounting to approximately (euro)298 million at September 30, 2004.

Outlook

    In the first quarter of our 2005 fiscal year, our Chemical Products segment benefited from higher pricing while our Ticona and Performance Products segments experienced volume increases year over year. As we begin the second quarter of our 2005 fiscal year, demand for our products in Europe is mixed. We remain cautious about economic conditions as pricing for our hydrocarbon-based raw materials and energy are expected to remain at high levels. We are still assessing the financial effect of the transfer of our former subsidiaries, CAC and CPO, which involves the renegotiation of complex supply and sales agreements with our parent. As a dominated company, we will not offer guidance on operating profit, which can be influenced by unilateral decisions of our parent. Should those decisions result in a loss for Celanese AG, then the Company must be compensated.

    To increase the productivity and profitability of our operations and those of our affiliates, we announced a plan to dispose of the cyclo-olefin copolymer ("COC") business included within the Technical Polymers Ticona segment and our interest in Pemeas GmbH, the fuel cell joint venture included in Other Activities. As a result of this decision we expect to record an impairment loss related to the COC business, the amount of which is in the process of being determined. We also expect that in the three months ended December 31, 2004 equity in net earnings of affiliates will include a (euro)9 million charge, representing Celanese's portion of restructuring charges recorded by our European oxo chemicals joint venture.

Risks of Future Development

    Celanese's business activity is subject to general economic and political risks in the countries and regions in which it does business. As a result of the transfers of CAC and CPO, Celanese AG now serves primarily as the holding company for the European business and certain Asian businesses of Celanese Corporation, the ultimate parent of BCP and Celanese AG. In addition, changes in the economic conditions in many of its markets (e.g. automotive, electrical/electronic, and construction industries), as well as cyclicality in the basic chemicals industry could have an effect on the Company's economic performance. In particular, the markets for basic chemicals are characterized by significant economic swings, during which periods of low prices and overcapacity could lead to reduced profit margins and lower operating profits.

    Celanese is subject to risks associated with the increased volatility in raw materials prices and the availability of key raw materials such as natural gas, propylene, ethylene and butane, as well as the Company's ability to pass on increased raw materials costs to its customers by increasing the prices of its products, or to offset such increased raw materials costs by reducing costs. It is the Company's policy to lock in prices for certain important raw materials by entering into hedging arrangements, which are customary in the industry. This practice could also lead to negative effects, should unforeseen developments occur with respect to raw material prices.

    The safe operation of Celanese's plants is subject to risks associated with the production of chemicals, including the storage and transport of raw materials, products and wastes, and in particular environmental risks. The Company carries appropriate property, business interruption and casualty insurance in accordance with customary industry practice. The environmental, health and safety regulations pertaining to Celanese's business are subject to continuous legislative review, which could result in stricter regulations and trigger increased costs for the Company. In addition, Celanese's plants may be negatively affected by infrastructure projects such as the planned expansion of the Frankfurt international airport. The expansion, which is not expected to be approved until 2007, with operations starting in 2009-2010 could, depending on the outcome, have a negative effect on the current production capacity at and the future development of Celanese's Kelsterbach plant.

    Moreover, in connection with the demerger, certain environmental liabilities, including those resulting from the former business activities of the Hoechst Group at various sites, were allocated between Celanese and Hoechst AG, regardless of the responsibility for the cause of such environmental liabilities. In some instances this could lead to Celanese having to compensate third parties, as well as to indemnification payments between Celanese and Hoechst, the amounts of which cannot at present be determined. Celanese has already created reserves for this contingency as required.

    Depending on their categorization as to their dangerousness resulting from risk assessment by the relevant authorities, the products of the chemicals industry are subject to restrictions regarding production, handling and use. The applicable regulations and the resulting restrictions are under constant review by the relevant authorities. Therefore, a change in the risk assessment of Celanese's products can affect demand for these products. Currently, the European Union evaluates potential health risks associated with a number of chemical products including vinyl acetate monomer. Similarly, the International Agency for Research on Cancer ("IARC") has reclassified formaldehyde as a known human carcinogen based on studies linking formaldehyde exposure to nasopharyngeal cancer, a rare cancer in humans. The results of the IARC's review will be examined by government agencies responsible for setting worker and environmental exposure standards and labeling requirements. Although the final effect cannot be predicted at this time, the IARC's reclassification could adversely affect the demand for this product.

    Additionally, fluctuations in market rates of return and interest rates affect the value of Celanese's pension assets and liabilities. An extended period of decline in rates of return and interest rates could cause a material financial impact on Celanese's financial position or cash flows in any given year. (See "Critical Accounting Policies" and Note 3 to the Consolidated Financial Statements).

    Under the domination and profit and loss transfer agreement (the "Domination Agreement") that Celanese AG entered into with its majority shareholder Celanese Europe Holding GmbH & Co. KG ("BCP" or the Purchaser") BCP is entitled to give instructions directly to the management board of Celanese AG, including, but not limited to, instructions that are disadvantageous to Celanese AG, as long as such disadvantageous instructions benefit BCP or the companies affiliated with either BCP or Celanese AG. In addition, Celanese AG is, under the Domination Agreement, obligated to transfer its entire annual statutory profits, subject to certain deductions, to BCP while the Domination Agreement requires BCP to compensate Celanese AG for any annual statutory loss (Jahresfehlbetrag) incurred. Furthermore, the net amount of the guaranteed fixed annual payment (Ausgleich) guaranteed by BCP vis-a-vis the minority shareholders of Celanese AG in lieu of any future dividend as long as the Domination Agreement is effective, which, at the time of the entering into of the Domination Agreement, amounted to
(euro)2.89 per share for a full fiscal year, may, depending on applicable corporate tax rates, in the future be higher, lower or the same as (euro)2.89. As a dominated company, Celanese AG may be affected by risks that affect BCP and its affiliates, including but not limited to risks arising out of the debt levels of some of these companies.

    Management is not currently aware of any risks that jeopardize the existence of Celanese.

Forward-Looking Information

    This section covers the current performance and outlook of the Company and each of its operating segments. The forward-looking statements contained in this section and in other parts of this document involve the risks and uncertainties that may affect the Company's operations, markets, products, services, prices and other factors as more fully discussed elsewhere and in filings with the U.S. Securities and Exchange Commission. These risks and uncertainties include, but are not limited to, economic, competitive, legal, governmental and technological factors. Accordingly, there is no assurance that the Company's expectations will be realized.

                        REPORT OF THE BOARD OF MANAGEMENT

    The Board of Management of Celanese AG is responsible for the preparation, the completeness, and the integrity of the consolidated financial statements as well as for the information contained in the management report of Celanese AG and subsidiaries ("Celanese").

    Celanese has prepared the consolidated financial statements in accordance with United States generally accepted accounting principles and has applied the exemption of article 292a HGB.

    The companies included in the consolidated financial statements are required to maintain accurate accounting records and to establish effective control systems. These control systems, which our corporate auditing function reviews for reliability and effectiveness, are intended to enable the Board of Management to recognize the potential impact of negative factors on Celanese's assets and developments in a timely fashion. This ensures that the underlying accounting records correctly reflect all business developments, thereby creating a reliable basis for the consolidated financial statements.

    The Board of Management runs Celanese in the interests of its stockholders and in awareness of its responsibility towards employees and society. We manage the resources entrusted to us to increase the value of Celanese.

    However, under the domination and profit and loss transfer agreement ("Domination Agreement"), that Celanese entered into with its majority shareholder, Celanese Europe Holding GmbH & Co. KG, formerly known as BCP Crystal Acquisition GmbH & Co. KG ("BCP" or the "Purchaser"), and that became effective on October 1, 2004, the Board of Management may be compelled to take actions that are disadvantageous to Celanese if the Board of Management is instructed to do so by BCP, and provided that such instructions are in the interest of BCP or its affiliates. The board of management may only refuse to comply with any such instruction, if, at the time such instruction is given, (i) it is, in the opinion of the board of management of Celanese, obviously not in the interests of BCP or its affiliates, (ii) in the event of a disadvantageous instruction, the negative consequences to Celanese are disproportionate to the benefits to BCP or its affiliates, (iii) compliance with the instruction would violate legal or statutory restrictions, (iv) compliance with the instruction would endanger the existence of Celanese; or (v) it is doubtful whether BCP will be able to fully compensate Celanese, as required by the Domination Agreement, for its annual loss (Jahresfehlbetrag) incurred during the fiscal year in which such instruction is given.

    Pursuant to a resolution passed at the last General Meeting, the Supervisory Board has engaged KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprufungsgesellschaft as independent auditors to audit the consolidated financial statements. A separate long-form audit report in accordance with German requirements is being prepared by the independent auditors. The Finance and Audit Committee of the Supervisory Board will examine the consolidated financial statements including the management report as well as the audit report during its meeting on the annual financial statements, which will be attended by the members of the Board of Management and the independent auditors. Thereafter, the Supervisory Board will review the information relating to the consolidated financial statements. The results of this review can be inferred from the report of the Supervisory Board.

    In July of 2004, the majority of Celanese's shareholders approved a change of the Celanese fiscal accounting year to commence October 1st and end September 30th. As a result, Celanese's 2004 fiscal year ended on September 30, 2004. Accordingly, the statements of operations and cash flows are presented for the nine months ended September 30, 2004 and for the years ended December 31, 2003 and 2002 on an audited basis and for the nine months ended September 30, 2003 on an unaudited basis.

Kronberg im Taunus, January 27, 2005
The Board of Management



/s/ Andreas Pohlmann
Andreas Pohlmann




/s/ Lyndon Cole               /s/ Peter Jakobsmeier
Lyndon Cole                    Peter Jakobsmeier

Auditors' Report


    We have audited the consolidated financial statements, comprising the balance sheet, the income statement and statements of changes in shareholders' equity and cash flows as well as the notes to the financial statements prepared by Celanese AG, Kronberg im Taunus, for the short fiscal year from January 1 until September 30, 2004. The preparation and the content of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP) are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

    We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprufer (IDW). Those standards require that we plan and perform the audit such that it can be assessed with reasonable assurance whether the consolidated financial statements are free of material misstatements. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements is examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations and cash flows of the Group for the short fiscal year in accordance with accounting principles generally accepted in the United States of America.

    Our audit, which also extends to the group management report prepared by the Company's management for the short fiscal year from January 1 until September 30, 2004, has not led to any reservations. In our opinion on the whole the group management report provides a suitable understanding of the Group's position and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and the group management report for the short fiscal year from January 1 until September 30, 2004 satisfy the conditions required for the Company's exemption from its duty to prepare consolidated financial statements and the group management report in accordance with German law.

Frankfurt am Main, January 28, 2005

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprufungsgesellschaft


[German version signed by]                      [seal]

Kuhn                    Euler
Wirtschaftsprufer       Wirtschaftsprufer



                                       CELANESE AG AND SUBSIDIARIES
                                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                 Nine Months Ended September 30,  Years Ended December 31,
                                                                     2004          2003           2003           2002
                                                                 ------------  -------------  -------------  ------------------
                                                                                (unaudited)
                                                                     (in (euro) millions except for share and per share data)
                                                                 --------------------------------------------------------------
Net sales ....................................................         3,051          3,103            4,075          4,064
Cost of sales ................................................        (2,478)        (2,592)          (3,435)        (3,359)
Selling, general and administrative expenses .................          (330)          (345)            (451)          (474)
Research and development expenses ............................           (56)           (59)             (79)           (69)
Special charges:
   Insurance recoveries associated with plumbing cases .......             3             94               94           --
   Sorbates antitrust matters ................................          --              (84)             (84)          --
   Restructuring, impairment and other special charges .......          (145)            (3)             (15)             5
Foreign exchange gain (loss) .................................            (1)            (3)              (3)             4
Gain on disposition of assets ................................             2              4                5             12
                                                                 -----------    -----------      -----------    -----------
     Operating profit ........................................            46            115              107            183

Equity in net earnings of affiliates .........................            38             26               31             22
Interest expense .............................................           (27)           (32)             (43)           (59)
Interest and other income, net ...............................            53             76               88             48
                                                                 -----------    -----------      -----------    -----------
     Earnings from continuing operations
         before tax and minority interests ...................           110            185              183            194

Income tax provision .........................................          (198)           (61)             (54)           (63)
                                                                 -----------    -----------      -----------    -----------

     Earnings (loss) from continuing operations
         before minority interests ...........................           (88)           124              129            131

Minority interests ...........................................          --             --               --             --
                                                                 -----------    -----------      -----------    -----------

     Earnings (loss) from continuing operations ..............           (88)           124              129            131

Earnings (loss) from discontinued operations:
   Loss from operation of discontinued operations ............            (4)            (6)              (2)           (45)
   Gain (loss) on disposal of discontinued operations ........            10             (3)               6             14
   Income tax benefit ........................................            12              2             --               56
                                                                 -----------    -----------      -----------    -----------
     Earnings (loss) from discontinued operations ............            18             (7)               4             25

Cumulative effect of changes in accounting principles,
   net of income tax of (euro)1 million and (euro)5 million in
   2003 and 2002, respectively ...............................          --               (1)              (1)            19
                                                                 -----------    -----------      -----------    -----------

     Net earnings (loss) .....................................           (70)           116              132            175
                                                                 ===========    ===========      ===========    ===========

Earnings (loss) per common share - basic:
     Continuing operations ...................................         (1.78)          2.51             2.61           2.60
     Discontinued operations .................................          0.36          (0.15)            0.08           0.50
     Cumulative effect of changes in accounting principles ...          --            (0.02)           (0.02)          0.38
                                                                 -----------    -----------      -----------    -----------
     Net earnings (loss) .....................................         (1.42)          2.34             2.67           3.48
                                                                 ===========    ===========      ===========    ===========

Weighted average shares - basic: .............................    49,401,898     49,487,911       49,445,958     50,329,346

Earnings (loss) per common share - diluted:
     Continuing operations ...................................         (1.78)          2.51             2.61           2.60
     Discontinued operations .................................          0.36          (0.15)            0.08           0.50
     Cumulative effect of changes in accounting principles ...          --            (0.02)           (0.02)          0.38
                                                                 -----------    -----------      -----------    -----------
     Net earnings (loss) .....................................         (1.42)          2.34             2.67           3.48
                                                                 ===========    ===========      ===========    ===========

Weighted average shares - diluted: ...........................    49,401,898     49,487,911       49,457,145     50,329,436


    See the accompanying notes to consolidated financial statements.



                          CELANESE AG AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                                                      As of                As of
                                                                    September 30,       December 31,
                                                                      2004                 2003
                                                                 -----------------   ---------------
                                                                         (in (euro) millions)
                                                                 -----------------------------------
ASSETS
Current assets:
   Cash and cash equivalents ....................................               222               117
   Receivables, net:
     Trade receivables, net - third party and affiliates.........               666               571
     Other receivables ..........................................               459               466
   Inventories ..................................................               455               404
   Deferred income taxes ........................................                54                53
   Other assets .................................................                11                41
   Assets of discontinued operations ............................                 4               130
                                                                 ------------------ ------------------
               Total current assets .............................             1,871             1,782
                                                                 ------------------ ------------------
Investments .....................................................               447               444
Property, plant and equipment, net ..............................             1,202             1,354
Deferred income taxes ...........................................               442               480
Other assets ....................................................               490               458
Goodwill ........................................................               865               849
Other intangible assets, net ....................................                23                28
                                                                 ------------------ ------------------
               Total assets .....................................             5,340             5,395
                                                                 ================== ==================



                          CELANESE AG AND SUBSIDIARIES
                     CONSOLIDATED BALANCE SHEETS (continued)

                                                                                              As of                As of
                                                                                          September 30,       December 31,
                                                                                            2004                 2003
                                                                                       -----------------   ---------------
                                                                                               (in (euro) millions)
                                                                                       -----------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Short-term borrowings and current installments of
       long-term debt - third party and affiliates.....................................              102               117
   Accounts payable and accrued liabilities:
     Trade payables - third party and affiliates ......................................              465               468
     Other current liabilities ........................................................              608               727
   Deferred income taxes ..............................................................               17                15
   Income taxes payable ...............................................................              253               211
   Liabilities of discontinued operations .............................................                9                24
                                                                                       ------------------ ------------------
               Total current liabilities ..............................................            1,454             1,562
                                                                                       ------------------ ------------------
Long-term debt - third party and affiliate ............................................              485               387
Deferred income taxes .................................................................               85                79
Benefit obligations ...................................................................            1,022               922
Other liabilities .....................................................................              378               387
Minority interests ....................................................................               28                14

Commitments and contingencies

Shareholders' equity:
   Common stock, no par value, (euro)140 million aggregate registered value;
       54,790,369 shares authorized and issued; 49,881,618 and 49,321,468 shares
       outstanding at September 30, 2004 and December 31, 2003, respectively ..........              140               140
   Additional paid-in capital .........................................................            2,545             2,540
   Accumulated deficit ................................................................              (96)              (20)
   Accumulated other comprehensive loss ...............................................             (595)             (498)
                                                                                       ------------------ ------------------
                                                                                                   1,994             2,162
   Less: Treasury stock at cost (4,908,751 and 5,468,901 shares at
       September 30, 2004 and December 31, 2003, respectively) ........................              106               118
                                                                                       ------------------ ------------------
        Total  shareholders' equity ...................................................            1,888             2,044
                                                                                       ------------------ ------------------
        Total liabilities and  shareholders' equity ...................................            5,340             5,395
                                                                                       ================== ==================


See the accompanying notes to consolidated financial statements.



                          CELANESE AG AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Nine Months Ended September 30, 2004 and Years Ended December 31, 2003 and 2002


                                                                                               Accumulated
                                                                Additional                        Other                   Total
                                                     Common       Paid-in       Accumulated   Comprehensive  Treasury  Shareholders'
                                                      Stock       Capital         Deficit      Income (Loss)   Stock     Equity
                                                   ---------- -------------- --------------- --------------- -------- --------------
                                                                                  ( in (euro) millions)
                                                   ---------------------------------------------------------------------------------
Balance at December 31, 2001 .....................      143         2,508          (305)           (5)         (123)        2,218
Comprehensive income (loss), net of tax:
   Net earnings ..................................       --            --           175            --            --           175
   Other comprehensive income (loss):
     Unrealized gain on securities(1) ............       --            --            --             2            --             2
     Foreign currency translation ................       --            --            --          (174)           --          (174)
     Additional minimum pension liability(2) .....       --            --            --          (220)           --          (220)
     Unrealized loss on derivative contracts(3) ..       --            --            --            (5)           --            (5)
                                                                                               ------                      ------
     Other comprehensive loss ....................       --            --            --          (397)           --          (397)
                                                                                                                           ------
Comprehensive loss ...............................       --            --            --            --            --          (222)
Amortization of deferred compensation ............       --             3            --            --            --             3
Settlement of demerger liability(4) ..............       --             7            --            --            --             7
Purchase of treasury stock .......................       --            --            --            --            (6)           (6)
Retirement of treasury stock .....................       (3)          (22)           --            --            25            --
                                                     ------        ------        ------        ------        ------        ------
Balance at December 31, 2002 .....................      140         2,496          (130)         (402)         (104)        2,000
                                                     ------        ------        ------        ------        ------        ------
Comprehensive income (loss), net of tax:
   Net earnings ..................................       --            --           132            --          --             132
   Other comprehensive income (loss):
     Unrealized gain on securities(1) ............       --            --            --             3          --               3
     Foreign currency translation ................       --            --            --          (114)         --            (114)
     Additional minimum pension liability(2) .....       --            --            --            10          --              10
     Unrealized gain on derivative contracts(3) ..       --            --            --             5          --               5
                                                                                               ------                      ------
     Other comprehensive loss ....................       --            --            --           (96)         --             (96)
                                                                                                                           ------
Comprehensive income .............................       --            --            --            --          --              36
Dividends ((euro)0.44 per share) .................       --            --           (22)           --          --             (22)
Amortization of deferred compensation ............       --             5            --            --          --               5
Settlement of demerger liability(4) ..............       --            39            --            --          --              39
Purchase of treasury stock .......................       --            --            --            --           (14)          (14)
                                                     ------        ------        ------        ------        ------        ------
Balance at December 31, 2003 .....................      140         2,540           (20)         (498)         (118)        2,044
                                                     ------        ------        ------        ------        ------        ------
Comprehensive income (loss), net of tax:
   Net loss ......................................       --            --           (70)           --          --             (70)
   Other comprehensive income (loss):
     Unrealized gain on securities(1) ............       --            --            --             3          --               3
     Foreign currency translation ................       --            --            --            12          --              12
     Additional minimum pension liability(2) .....       --            --            --          (115)         --            (115)
     Unrealized gain on derivative contracts(3) ..       --            --            --             3          --               3
                                                                                                ------                     ------
     Other comprehensive loss ....................       --            --            --           (97)         --             (97)
                                                                                                                           ------
Comprehensive loss ...............................       --            --            --            --          --            (167)
Dividends ((euro)0.12 per share) .................       --            --            (6)           --          --              (6)
Amortization of deferred compensation ............       --             2            --            --          --               2
Settlement of demerger liability(4) ..............       --             2            --            --          --               2
Exercise of stock options funded by treasury stock       --             1            --            --          12              13
                                                     ------        ------        ------        ------        ------        ------
Balance at September 30, 2004 ....................      140         2,545           (96)         (595)         (106)        1,888
                                                     ======        ======        ======        ======        ======        ======


(1) Net of tax (benefit) expense of (euro)(1) million and (euro)1 million in 2002 and 2003 and (euro)2 million for September 30, 2004.
(2) Net of tax (benefit) expense of (euro)(118) million and (euro)4 million in 2002 and 2003 and (euro)(74) million for September 30, 2004.
(3) Net of tax (benefit) expense of (euro)(2) million and (euro)3 million in 2002 and 2003 and (euro)1 million for September 30, 2004.
(4) Net of tax expense of (euro)29 million in 2003 and (euro)1 million for September 30, 2004.


See the accompanying notes to consolidated financial statements.



                          CELANESE AG AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                       Nine
                                                                                                   Months Ended     Years Ended
                                                                                                   September 30,    December 31,
                                                                                                  2004     2003    2003      2002
                                                                                                -------  -------  ------- ----------
                                                                                                       (unaudited)
                                                                                                        (in (euro) millions)
                                                                                               -------------------------------------
Operating activities from continuing operations:
   Net (loss) earnings .........................................................................    (70)    116     132     175
   (Earnings) loss from discontinued operations, net ...........................................    (18)      7      (4)    (25)
  Cumulative effect of changes in accounting principles ........................................     --       1       1     (19)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
        Special charges, net of amounts used ...................................................    106      41      78     (63)
        Stock based compensation ...............................................................      3      39      56       6
        Depreciation and amortization ..........................................................    182     192     260     262
        Change in equity of affiliates .........................................................     (9)     (6)    (10)     47
        Deferred income taxes ..................................................................    134      21      68      (1)
        Gain on disposition of assets, net .....................................................     (1)     (8)     (9)    (12)
        Write-downs of investments .............................................................     --      --       4      15
        (Gain) loss on foreign currency ........................................................     (8)     84     135     128
        Changes in operating assets and liabilities:
           Trade receivables, net - third party and affiliates .................................    (88)    (31)     (5)    (94)
           Other receivables ...................................................................    (34)     31      20     (20)
           Inventories .........................................................................    (47)    (23)    (12)     12
           Trade payables - third party and affiliates .........................................     (8)    (66)    (37)      2
           Other liabilities ...................................................................   (170)    (91)   (144)    (11)
        Income taxes payable ...................................................................     39    (100)   (170)     (2)
        Other, net .............................................................................     18      (3)    (16)    (18)
                                                                                                   ----    ----    ----    ----
        Net cash provided by operating activities ..............................................     29     204     347     382
Investing activities from continuing operations:
        Capital expenditures on property, plant and  equipment .................................   (123)   (120)   (185)   (214)
        Acquisitions of businesses and purchase of investment ..................................     --     (13)    (15)   (125)
        Net proceeds (outflow)  on sale of assets...............................................      5     10      10     (15)
        Net proceeds  from disposal of discontinued operations .................................    111    --         8     201
        Proceeds from sale of marketable securities ............................................    103     148     179     221
        Purchases of marketable securities .....................................................   (121)   (182)   (233)   (239)
        Distributions from affiliates ..........................................................     --      --      --      41
        Other, net .............................................................................     --      (2)     (3)    (15)
                                                                                                   ----    ----    ----    ----
        Net cash used in investing activities ..................................................    (25)   (159)   (239)   (145)
Financing activities from continuing operations:
        Short-term borrowings, net .............................................................      2       7     (17)   (154)
        Proceeds from long-term debt ...........................................................    298      --      50      57
        Payments of long-term debt .............................................................   (218)    (93)    (96)    (53)
        Proceeds from sale (purchase) of treasury stock ........................................     12     (14)    (14)     (6)
        Issuance of preferred shares by consolidated subsidiary ................................     14      --      --      --
        Dividend payments ......................................................................     (6)    (22)    (22)     --
                                                                                                   ----    ----    ----    ----
        Net cash provided by (used in) financing activities ....................................    102    (122)    (99)   (156)
Exchange rate effects on cash ..................................................................     (1)     (5)    (10)     (8)
                                                                                                   ----    ----    ----    ----
        Net increase (decrease) in cash and cash equivalents ...................................    105     (82)     (1)     73
        Cash and cash equivalents at beginning of period .......................................    117     118     118      45
                                                                                                   ----    ----    ----    ----
        Cash and cash equivalents at end of period .............................................    222      36     117     118
                                                                                                   ====    ====    ====    ====
Net cash (used in) provided by discontinued operations:
        Operating activities ...................................................................   (111)      2     (10)     16
        Investing activities ...................................................................    111      (2)     10     (17)
        Financing activities ...................................................................     --      --      --      (2)
                                                                                                   ----    ----    ----    ----
        Net cash used in discontinued operations ...............................................     --      --      --      (3)
                                                                                                   ====    ====    ====    ====


See the accompanying notes to consolidated financial statements.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


1.  Description of the Company

    On October 22, 1999 (the "Effective Date"), Celanese AG and its subsidiaries ("Celanese" or the "Company"), were demerged from Hoechst AG ("Hoechst") and became an independent publicly traded company. Subsequent to the demerger, Hoechst merged with Rhone-Poulenc S.A. to form Aventis S.A. ("Aventis").

    Celanese is a global industrial chemicals company. Its business involves processing chemical raw materials, such as ethylene and propylene, and natural products, including natural gas and wood pulp, into value-added chemicals and chemical-based products. The Celanese portfolio consists of four main business segments: Chemical Products, Acetate Products, Technical Polymers Ticona ("Ticona") and Performance Products.

2.  Acquisition of Celanese

    During April 2004, Celanese Europe Holding GmbH & Co. KG, formerly known as BCP Crystal Acquisition GmbH & Co. KG ("BCP" or "Purchaser), a German limited partnership controlled by a group of investor funds advised by The Blackstone Group, completed a voluntary public offer and acquired 84.3% of the outstanding shares, excluding treasury shares, of Celanese AG for a price of (euro)32.50 per share. At September 30, 2004, BCP owned 83.4% of the outstanding shares of Celanese AG. Following the completion of the acquisition, the Celanese AG shares were delisted from the New York Stock Exchange on June 2, 2004. Celanese AG shares continue to trade on the Frankfurt Stock Exchange in Germany.

    At March 31, 2004, Celanese had (euro)144 million of net deferred tax assets arising from U.S. net operating loss ("NOL") carryforwards. Under U.S. tax law, the utilization of the deferred tax asset related to NOL carryforwards is subject to an annual limitation if there is a more than 50 percentage point change in shareholder ownership. The acquisition triggered this limitation and it is expected to adversely affect the Company's ability to utilize its NOL carryforwards. As a result, management has determined that it is not more likely than not that the Company will be able to realize any of the deferred tax assets attributable to its NOL carryforwards and recorded a valuation allowance of
(euro)144 million during the nine months ended September 30, 2004.

    A domination and profit and loss transfer agreement (the "Domination Agreement") between Celanese AG and BCP became effective on October 1, 2004. When the Domination Agreement became effective, BCP was obligated to offer to acquire all outstanding Celanese AG shares from the minority shareholders of Celanese in return for payment of fair cash compensation. The amount of this fair cash compensation was determined to be (euro)41.92 per share, plus interest, in accordance with applicable German law. Any minority shareholder who elects not to sell its shares to BCP will be entitled to remain a shareholder of Celanese and to receive from BCP a gross guaranteed fixed annual payment on their shares of (euro)3.27 per Celanese AG share less certain corporate taxes in lieu of any future dividend. Taking into account the circumstances and the tax rates at the time of entering into the Domination Agreement, the net guaranteed fixed annual payment is (euro)2.89 per share for a full fiscal year, which commenced on October 1, 2004. The net guaranteed fixed annual payment may, depending on applicable corporate tax rates, in the future be higher, lower or the same as (euro)2.89 per share.

    Also under the terms of the Domination Agreement, the Purchaser, as the dominating entity, among other things, is required to compensate Celanese AG for any annual loss incurred by Celanese AG, the dominated entity, at the end of the fiscal year when the loss was incurred. This obligation to compensate Celanese AG for annual losses determined in accordance with German accounting regulations will apply during the entire term of the Domination Agreement. This compensation is contingent upon BCP having adequate liquidity.

    In addition, BCP is entitled to give instructions directly to the management board of Celanese AG, including, but not limited to, instructions that are disadvantageous to Celanese AG, as long as such disadvantageous instructions benefit BCP or the companies affiliated with either BCP or Celanese AG. As a dominated company, Celanese AG may be affected by risks that affect BCP and its affiliates, including, but not limited to, risks arising out of the debt levels of some of these companies.

    In July 2004, the majority of Celanese's shareholders approved a change of the Celanese fiscal accounting year to commence October 1st and end September
30th. As a result, Celanese's 2004 fiscal year ended on September 30, 2004. Accordingly, the statements of operations and cash flows are presented for the nine months ended September 30, 2004 and for the years ended December 31, 2003 and 2002 on an audited basis and for the nine months ended September 30, 2003 on an unaudited basis.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


    The Domination Agreement is subject to legal challenges instituted by dissenting shareholders. Minority shareholders have filed nine actions against Celanese AG in the Frankfurt District Court (Landgericht), seeking, among other things, to set aside the shareholder resolutions passed at the extraordinary general meeting held on July 30 and 31, 2004 based, among other things, on the alleged violation of procedural requirements and information rights of the shareholders, to declare the Domination Agreement and the change in the fiscal year void and to prohibit Celanese AG from performing its obligations under the Domination Agreement. Pursuant to German law, the time period for the filing of such challenges has expired. Further, several additional minority shareholders have joined the proceedings via third party intervention in support of the plaintiffs. The Purchaser has joined the proceedings via third party intervention in support of Celanese AG. In addition, a German court could revoke the registration of the Domination Agreement in the commercial register. On August 2, 2004, two minority shareholders instituted public register proceedings with the Konigstein Local Court (Amtsgericht) and the Frankfurt District Court, both with a view to have the registration of the Domination Agreement in the Commercial Register deleted (Amtsloschungsverfahren). (See note 25).

    If legal challenges of the Domination Agreement by dissenting shareholders of Celanese AG are successful, some or all actions taken under the Domination Agreement, including the transfer of Celanese Americas Corporation ("CAC"), an indirect subsidiary of Celanese, and CPO Celanese AG & Co. Procurement Olefin KG, Frankfurt am Main ("CPO"), a wholly-owned subsidiary of Celanese, (see Note 30 for discussion regarding CAC and CPO's transfer) may be required to be reversed and the Purchaser may be required to compensate Celanese AG for damages caused by such actions.

    In connection with the acquisition of Celanese by BCP, BCP agreed to pre-fund $463 million ((euro)373 million) of certain pension obligations. As of September 30, 2004, $105 million ((euro)85 million) was pre-funded to the German pension plans and $54 million ((euro)44 million) of cash was segregated to be used exclusively for the pre-funding of CAC's non-qualified pension obligations. During October 2004, an additional $300 million ((euro)241 million) was prefunded to CAC's U.S. qualified pension plan.

3.  Summary of Accounting Policies

    o   Change in fiscal year

    In July 2004, the majority of Celanese's shareholders approved a change of the Celanese fiscal accounting year to commence October 1st and end September
30th. As a result, Celanese's 2004 fiscal year ended on September 30, 2004. Accordingly, the statements of operations and cash flows are presented for the nine months ended September 30, 2004 and for the years ended December 31, 2003 and 2002 on an audited basis and for the nine months ended September 30, 2003 on an unaudited basis.

    o   Consolidation principles

    The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") for all periods presented and include the accounts of the Company and its majority owned subsidiaries over which Celanese exercises control as well as special purpose entities which are variable interest entities where Celanese is deemed the primary beneficiary. (See Note 4) All significant intercompany accounts and transactions have been eliminated in consolidation.

    Pursuant to a regulation of the European Union, companies are required to report consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS"), formerly known as International Accounting Standards, generally with fiscal years beginning on or after January 1, 2005. As such, the Company plans to adopt the IFRS reporting requirements for the 2006 fiscal year, beginning on October 1, 2005. The potential delisting from the Frankfurt Stock Exchange would impact the implementation of the IFRS reporting requirements.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


    o   Estimates and assumptions

    The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues, expenses and allocated charges during the reporting period. The more significant estimates pertain to impairments of intangible assets and other long-lived assets, restructuring costs and other special charges, income taxes, pension and other postretirement benefits, asset retirement obligations, environmental liabilities, and loss contingencies. Actual results could differ from those estimates.

    o   Revenue recognition

    Celanese recognizes revenue when title and risk of loss have been transferred to the customer, generally at the time of shipment of products, and provided four basic criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Should changes in conditions cause management to determine revenue recognition criteria are not met for certain transactions, revenue recognition would be delayed until such time that the transactions become realizable and fully earned. Payments received in advance of revenue recognition are recorded as deferred revenue.

    o   Cash and cash equivalents

    All highly liquid investments with original maturities of three months or less are considered cash equivalents.

    o   Investments in marketable securities

    Celanese has classified its investments in debt and equity securities as "available-for-sale" and has reported those investments at their fair or market values in the balance sheet as other assets. Unrealized gains or losses, net of the related tax effect on available-for-sale securities, are excluded from earnings and are reported as a component of accumulated other comprehensive income (loss) until realized. The cost of securities sold is determined by using the specific identification method.

    A decline in the market value of any available-for-sale security below cost that is deemed to be other than temporary results in a reduction in the carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, and forecasted performance of the investee.

    o   Financial instruments

    Celanese addresses certain financial exposures through a controlled program of risk management that includes the use of derivative financial instruments. As a matter of principle, Celanese does not use derivative financial instruments for trading purposes. Celanese has been party to interest rate swaps as well as foreign currency forward contracts in the management of its interest rate and foreign currency exchange rate exposures. Celanese generally utilizes interest rate derivative contracts in order to fix or limit the interest paid on existing variable rate debt. Celanese utilizes foreign currency derivative financial instruments to eliminate or reduce the exposure of its foreign currency denominated receivables and payables, which includes Celanese's exposure on its dollar denominated intercompany net receivables held by euro denominated entities. Additionally, Celanese has utilized derivative instruments to reduce the exposure of its commodity prices and stock compensation expense.

    Differences between amounts paid or received on interest rate swap agreements are recognized as adjustments to interest expense over the life of each swap, thereby adjusting the effective interest rate on the hedged obligation. Gains and losses on instruments not meeting the criteria for cash flow hedge accounting treatment, or that cease to meet hedge accounting criteria, are included as income or expense.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


    If a swap is terminated prior to its maturity, the gain or loss is recognized over the remaining original life of the swap if the item hedged remains outstanding, or immediately, if the item hedged does not remain outstanding. If the swap is not terminated prior to maturity, but the underlying hedged item is no longer outstanding, the interest rate swap is marked to market and any unrealized gain or loss is recognized immediately.

    Foreign exchange contracts relating to foreign currency denominated accounts receivable or accounts payable are accounted for as fair value hedges. Gains and losses on derivative instruments as well as the offsetting losses and gains on the hedged items are reported in earnings in the same accounting period. Foreign exchange contracts for anticipated exposures are accounted for as cash flow hedges. The effective portion of unrealized gains and losses associated with the contracts are deferred as a component of accumulated other comprehensive income
(loss) until the underlying hedged transactions affect earnings. Derivative instruments that are not designated as hedges are marked-to-market at the end of each accounting period with the results included in earnings.

    Celanese's risk management policy allows the purchase of up to 80 percent of its natural gas, butane and methane requirements using forward purchase or cash-settled swap contracts to manage its exposure to fluctuating feed stock and energy costs. During the nine months ended September 30, 2004, there were no forward contracts for butane and, for natural gas, there were positions covering about 35% of the Chemical Products segment North American requirements primarily as a result of forward contracts entered into in 2003. Throughout 2003, Celanese entered into natural gas forward and cash settled swap contracts for approximately 50 percent of its natural gas requirements for up to 3 to 6 months. In the future, we may modify our practice of purchasing a portion of our commodity requirements forward, and consider utilizing a variety of other raw material hedging instruments in addition to forward purchase contracts in accordance with changes in market conditions. The fixed price natural gas forward contracts are principally settled through actual delivery of the physical commodity. The maturities of the cash-settled swap contracts correlate to the actual purchases of the commodity and have the effect of securing predetermined prices for the underlying commodity. Although these contracts are structured to limit our exposure to increases in commodity prices, they can also limit the potential benefit we might have otherwise received from decreases in commodity prices. These cash-settled swap contracts are accounted for as cash flow hedges. Realized gains and losses on these contracts are included in the cost of the commodity upon settlement of the contract. The effective portion of unrealized gains and losses associated with the cash-settled swap contracts are deferred as a component of accumulated other comprehensive income (loss) until the underlying hedged transactions affect earnings.

    Celanese selectively used call options to offset some of the exposure to variability in expected future cash flows attributable to changes in the Company's stock price related to its stock appreciation rights plans. The options are designated as cash flow hedging instruments. Celanese excludes the time value component from the assessment of hedge effectiveness. The change in the call option's time value is reported each period in interest expense. The intrinsic value of the option contracts is deferred as a component of accumulated other comprehensive income (loss) until the compensation expense associated with the underlying hedged transactions affect earnings.

    Financial instruments which could potentially subject Celanese to concentrations of credit risk are primarily receivables concentrated in various geographic locations and cash equivalents. Celanese performs ongoing credit evaluations of its customers' financial condition. Generally, collateral is not required from customers. Allowances are provided for specific risks inherent in receivables.

    o   Inventories

    Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out or FIFO method. Cost includes raw materials, direct labor and manufacturing overhead. Stores and supplies are valued at cost or market, whichever is lower. Cost is generally determined by the average cost method.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


    During the quarter ended June 30, 2004, Celanese changed its inventory valuation method of accounting for its U.S. subsidiaries from the last-in, first-out or LIFO method to the first-in, first-out method or FIFO method. This change will more closely represent the physical flow of goods resulting in ending inventory which will better represent the current cost of the inventory and the costs in income will more closely match the flow of goods. These financial statements have been restated for all periods presented to reflect this change. There was no effect on reported net earnings (loss) and earnings
(loss) per share for the three months ended September 30, 2004 as the accounting change was adopted as of June 30, 2004. The impact of this change on reported net earnings (loss) and earnings (loss) per share for the six months ended June 30, 2004 and the years ended December 31, 2003 and 2002 is as follows:




                                                  Six Months Ended        Year Ended
                                                --------------------  ---------------------
                                                      June 30,            December 31,
                                                        2004           2003        2002
                                                --------------------  ---------  ----------
                                                    (unaudited)
                                                (in (euro) millions, except for per share data)
Net earnings (loss) prior to restatement .......          (37)            131          187
Change in inventory valuation method ...........           14               1          (19)
Income tax effect of change ....................           (5)             --            7
                                                --------------------  ---------  ----------
Net earnings (loss) as restated ................          (28)            132          175
                                                ====================  =========  ==========

Basic and diluted earnings (loss) per share: (1)
Prior to restatement ...........................         (0.75)          2.65          3.72
Change in inventory valuation method, net of tax          0.18           0.02         (0.24)
                                                --------------------  ---------  ----------
As restated ....................................         (0.57)          2.67          3.48
                                                ====================  =========  ==========
(1) Per-share data are based on weighted average shares outstanding in each period.


    o   Investments and equity in net earnings of affiliates

    Accounting Principles Board ("APB") Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock, stipulates that the equity method should be used to account for investments in corporate joint ventures and certain other companies when an investor has "the ability to exercise significant influence over operating and financial policies of an investee". APB Opinion No. 18 generally considers an investor to have the ability to exercise significant influence when it owns 20 percent or more of the voting stock of an investee. Financial Accounting Standards Board ("FASB") Interpretation No. 35, Criteria for Applying the Equity Method of Accounting for Investments in Common Stock, which was issued to clarify the criteria for applying the equity method of accounting to 50 percent or less owned companies, lists circumstances under which, despite 20 percent ownership, an investor may not be able to exercise significant influence. Certain investments where Celanese owns greater than a 20 percent ownership and can not exercise significant influence or control are accounted for under the cost method. Such investments aggregate (euro)60 million as of September 30, 2004 and December 31, 2003, respectively, and are included within long-term other assets.

    In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets, adopted by the Company effective January 1, 2002, the excess of cost over underlying equity in net assets acquired is no longer amortized.

    Celanese assesses the recoverability of the carrying value of its investments whenever events or changes in circumstances indicate a loss in value that is other than a temporary decline. See "Impairment of property, plant and equipment" for explanation of the methodology utilized.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


    o   Property, plant and equipment

    Property, plant and equipment are capitalized at cost. Depreciation is calculated on a straight-line basis, generally over the following estimated useful lives of the assets:

        Land Improvements...................................  20 years
        Buildings...........................................  30 years
        Buildings and Leasehold Improvements...............   10 years
        Machinery and Equipment............................   10 years

    Leasehold improvements are amortized over 10 years or the remaining life of the respective lease, whichever is shorter. Assets acquired in business combinations are recorded at their fair values and depreciated over the assets remaining useful life or the life of the Company's policy, which ever is shorter.

    Repair and maintenance costs, including costs for planned maintenance turnarounds, that do not extend the useful life of the asset are charged against earnings as incurred. Major replacements, renewals and significant improvements are capitalized.

    Interest costs incurred during the construction period of assets are applied to the average value of constructed assets using the estimated weighted average interest rate incurred on borrowings outstanding during the construction period. The interest capitalized is amortized over the life of the asset.

    Impairment of property, plant and equipment - Celanese assesses the recoverability of the carrying value of its property, plant and equipment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be fully recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future net undiscounted cash flows expected to be generated by the asset. If assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. The estimate of fair value may be determined as the amount at which the asset could be bought or sold in a current transaction between willing parties. If this information is not available, fair value is determined based on the best information available in the circumstances. This frequently involves the use of a valuation technique including the present value of expected future cash flows, discounted at a rate commensurate with the risk involved, or other acceptable valuation techniques. Impairment of property, plant and equipment to be disposed of is determined in a similar manner, except that fair value is reduced by the costs to dispose of the assets.

    o   Intangible assets

    The excess of the purchase price over fair value of net identifiable assets and liabilities of an acquired business ("goodwill") and other intangible assets with indefinite useful lives, beginning in 2002, are no longer amortized, but instead tested for impairment at least annually. Patents, trademarks and other intangibles with finite lives are amortized on a straight-line basis over their estimated economic lives.

    Impairment of intangible assets - Celanese assesses the recoverability of the carrying value of its goodwill and other intangible assets with indefinite useful lives annually or whenever events or changes in circumstances indicate that the carrying amount of the asset may not be fully recoverable. Recoverability of goodwill is measured at the reporting unit level based on a two-step approach. First, the carrying amount of the reporting unit is compared to the fair value as estimated by the future net discounted cash flows expected to be generated by the reporting unit. To the extent that the carrying value of the reporting unit exceeds the fair value of the reporting unit, a second step is performed, wherein the reporting unit's assets and liabilities are fair valued. To the extent that the reporting unit's carrying value of goodwill exceeds its implied fair value of goodwill, impairment exists and must be recognized. The implied fair value of goodwill is calculated as the fair value of the reporting unit in excess of the fair value of all non-goodwill assets and liabilities allocated to the reporting unit. The estimate of fair value may be determined as the amount at which the asset could be bought or sold in a current transaction between willing parties. If this information is not available, fair value is determined based on the best information available in the circumstances. This frequently involves the use of a valuation technique including the present value of expected future cash flows, discounted at a rate commensurate with the risk involved, or other acceptable valuation techniques.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


    Recoverability of other intangible assets with indefinite useful lives is measured by a comparison of the carrying amount of the intangible assets to the fair value of the respective intangible assets. Any excess of the carrying value of the intangible assets over the fair value of the intangible assets is recognized as an impairment loss. The estimate of fair value is determined similar to that for goodwill outlined above.

    Celanese assesses the recoverability of intangible assets with finite lives in the same manner as for property, plant and equipment. See "Impairment of property, plant and equipment".

    o   Income taxes

    The provision for income taxes has been determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and net operating loss and tax credit carryforwards. The amount of deferred taxes on these temporary differences is determined using the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, as applicable, based on tax rates and laws in the respective tax jurisdiction enacted by the balance sheet date.

    o   Environmental liabilities

    Celanese manufactures and sells a diverse line of chemical products throughout the world. Accordingly, Celanese's operations are subject to various hazards incidental to the production of industrial chemicals including the use, handling, processing, storage and transportation of hazardous materials. Celanese recognizes losses and accrues liabilities relating to environmental matters if available information indicates it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If the event of a loss is neither probable nor reasonably estimable, but is reasonably possible, Celanese provides appropriate disclosure in the notes to its consolidated financial statements if the contingency is material. Celanese estimates environmental liabilities on a case-by-case basis using the most current status of available facts, existing technology and presently enacted laws and regulations. Environmental liabilities for which the remediation period is fixed and associated costs are readily determinable are recorded at their net present value. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable. (See Note 26)

    o   Legal Fees

    Celanese accrues for legal fees related to litigation matters when the costs associated with defending these matters can be reasonably estimated and are probable of occurring. All other legal fees are expensed as incurred.

    o   Minority interests

    Minority interests in the equity and results of operations of the entities consolidated by Celanese are shown as a separate item in the consolidated financial statements. The entities included in the consolidated financial statements that have minority interests at September 30, 2004 are as follows:

                                                               Ownership
                                                               Percentage
                                                               ----------
        InfraServ GmbH & Co. Oberhausen KG..................       84 %
        Celanese Polisinteza d.o.o..........................       73 %
        Synthesegasanlage Ruhr GmbH.........................       50 %
        Pemeas GmbH.........................................       41%
        Dacron GmbH.........................................        0 %

    Celanese has a 60 percent voting interest and the right to appoint a majority of the board of management of Synthesegasanlage Ruhr GmbH, which results in Celanese controlling this entity and, accordingly, Celanese consolidating this entity in its consolidated financial statements.

    Dacron GmbH and Pemeas GmbH are variable interest entities as defined under FASB Interpretation ("FIN") No. 46, Consolidation of Variable Interest Entities. Celanese is deemed the primary beneficiary of these variable interest entities and, accordingly, consolidates these entities in its consolidated financial statements. (See Note 4)

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


    o   Accounting for Sorbates Matters

    In accordance with the demerger agreement between Hoechst and Celanese, which became effective October 22, 1999, Celanese, then new owner to Hoechst's sorbates business, was assigned the obligation related to the Sorbates matters. However, Hoechst agreed to indemnify Celanese for 80 percent of payments for such obligations. Expenses related to this matter are recorded gross of any such recoveries from Hoechst in the Consolidated Statement of Operations. Recoveries from Hoechst, which represent 80 percent of such expenses, are recorded directly to shareholders' equity, net of tax, as a contribution of capital in the Consolidated Balance Sheet. (See Note 21)

    o   Research and development

    The costs of research and development are charged as an expense in the period in which they are incurred.

    o   Functional and reporting currencies

    For Celanese's international operations where the functional currency is other than the euro, assets and liabilities are translated using period-end exchange rates, while the statement of operations amounts are translated using the average exchange rates for the respective period. Differences arising from the translation of assets and liabilities in comparison with the translation of the previous periods or from initial recognition during the period are included as a separate component of accumulated other comprehensive income (loss).

    o   Earnings per share

    Basic earnings per share is based on the net earnings divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share is based on the net earnings divided by the weighted average number of common shares outstanding during the period adjusted to give effect to common stock equivalents, if dilutive. At September 30, 2004 and December 31, 2003, Celanese had employee stock options outstanding of 0.5 million and 1.2 million, respectively. There were no employee stock options considered dilutive for the nine month period ended September 30, 2004 and for the year ended December 31, 2002. There were approximately 11,000 employee stock options considered dilutive for the year ended December 31, 2003.

    o   Stock-based compensation

    Celanese accounts for stock options and similar equity instruments under the fair value method which requires compensation cost to be measured at the grant date based on the value of the award. The fair value of stock options is determined using the Black-Scholes option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility and the expected dividends of the underlying stock, and the risk-free interest rate over the expected life of the option. Compensation expense based on the fair value of stock options is recorded over the vesting period of the options and has been recognized in the accompanying consolidated financial statements. (See Note 22)

    Compensation expense for stock appreciation rights, either partially or fully vested, is recorded based on the difference between the base unit price at the date of grant and the quoted market price of Celanese's common stock on the Frankfurt Stock Exchange at the end of the period proportionally recognized over the vesting period and adjusted for previously recognized expense. (See Note 22)

    o   Accounting for purchasing agent agreements

    CPO acts as a purchasing agent on behalf of Celanese as well as third parties. CPO arranges sale and purchase agreements for raw materials on a commission basis. Accordingly, the commissions earned on these third party sales are classified as a reduction to selling, general and administrative expense. Commissions amounted to (euro)5 million, (euro)7 million and (euro)5 million for the nine months ended September 30, 2004 and for the years ended December 31, 2003 and 2002, respectively. The raw material sales volume commissioned by CPO for third parties amounted to (euro)406 million, (euro)496 million and (euro)465 million for the nine months ended September 30, 2004 and for the years ended December 31, 2003 and 2002, respectively.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


    o   German Statutory Reporting Exemptions

    Celanese AG, Kronberg im Taunus, prepares consolidated financial statements according to article 290 HGB, that will be filed with the Commercial Register of the Konigstein im Taunus District Court and will be published pursuant to the German legal regulations in the Federal Gazette (Bundesanzeiger).

    CPO is included in the consolidated financial statements of Celanese AG. Accordingly, the exemption of article 264b HGB has been applied to CPO.

    Ticona  GmbH,  Kelsterbach,   is  included  in  the  consolidated  financial
statements of Celanese AG. Accordingly, the exemption of article 264 III HGB has been applied to Ticona GmbH.

    o   Reclassifications

    Certain reclassifications have been made to prior year balances in order to conform to current year presentation.

4.  Accounting Changes and Recent Accounting Pronouncements

    Accounting Changes Adopted in 2004
    ----------------------------------

    During 2004, Celanese changed its inventory valuation method of accounting for its US subsidiaries from the LIFO method to the FIFO method. The financial statements have been restated for all periods presented to reflect this change (See Note 3).

    In January 2003, and subsequently revised in December 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities and FIN No. 46 Revised (collectively, "FIN No. 46"), respectively. FIN No. 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidation of Financial Statements" requiring the consolidation of certain variable interest entities ("VIEs") which are defined as entities having equity that is not sufficient to permit such entities to finance their activities without additional subordinate financial support or whose equity holders lack certain characteristics of a controlling financial interest. The company deemed to be the primary beneficiary is required to consolidate the VIE. FIN No. 46 requires VIEs that meet the definition of a special purpose entity to be consolidated by the primary beneficiary as of December 31, 2003. For VIEs that do not meet the definition of a special purpose entity, consolidation is not required until March 31, 2004; however, expanded disclosure is required at December 31, 2003.

    Celanese has a lease agreement for its cyclo-olefin copolymer ("COC") plant with Dacron GmbH, a special purpose entity. This special purpose entity was created primarily for the purpose of constructing and subsequently leasing the COC plant to Celanese. This arrangement qualifies as a VIE. Based upon the terms of the lease agreement and the residual value guarantee Celanese provided to the lessors, Celanese is deemed the primary beneficiary of the VIE. At December 31, 2003, Celanese recorded (euro)35 million of additional assets and liabilities from the consolidation of this special purpose entity. The consolidation of this entity did not have a material impact on Celanese's financial position or results of operations and cash flows for the nine months ended September 30, 2004.

    In April 2004, Celanese and a group of investors led by Conduit Ventures Ltd. entered into a joint venture, which was named Pemeas GmbH. This joint venture was formed in order to advance the commercialization of Celanese's fuel cell technology. Pemeas GmbH is considered a variable interest entity as defined under FIN No. 46, Consolidation of Variable Interest Entities. Celanese is deemed the primary beneficiary of this variable interest entity and, accordingly, consolidates this entity in its consolidated financial statements. The consolidation of this entity did not have a material impact on Celanese's financial position or results of operations and cash flows for the nine months ended September 30, 2004.

    In March 2004, the EITF reached a consensus on Issue No. 03-01, Other than Temporary Impairment, which outlines the basic model to be used to evaluate whether an investment is impaired and sets the disclosure requirements for such investments. EITF Issue No. 03-01 is to be applied prospectively in periods beginning after June 15, 2004. The Company has applied the provisions of EITF
Issue No. 03-01 in the current reporting period with no material impact on Celanese's financial position or results of operations and cash flows for the nine months ended September 30, 2004.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


    Accounting Changes Adopted in 2003
    ----------------------------------

    Celanese adopted SFAS No. 143, Accounting for Asset Retirement Obligations, on January 1, 2003. The statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred. The liability is measured at its discounted fair value and is adjusted to its present value in subsequent periods as accretion expense is recorded. The corresponding asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the asset's useful life. On January 1, 2003, Celanese recognized transition amounts for existing asset retirement obligation liabilities, associated capitalized costs and accumulated depreciation. An after-tax transition charge of (euro)1 million was recorded as the cumulative effect of an accounting change. The ongoing expense on an annual basis resulting from the initial adoption of SFAS No. 143 is immaterial. (See Note 17). The effect of the adoption of SFAS No. 143 on proforma net income and proforma earnings per share for prior periods presented is not material.

    In November 2002, the EITF reached a consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 apply to revenue arrangements entered into after June 30, 2003.

    In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to SFAS No. 133 in their entirety, or as hybrid instruments with debt host contracts and embedded derivative features. In addition, SFAS No. 149 clarifies the definition of a derivative by providing guidance on the meaning of initial net investments related to derivatives. This statement is effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a material effect on Celanese's consolidated financial position or results of operations.

    In May 2003, the EITF reached a consensus on Issue No. 01-8, Determining Whether an Arrangement Contains a Lease. EITF Issue No. 01-8 provides guidance on identifying leases contained in contracts or other arrangements that sell or purchase products or services. This consensus is effective prospectively for contracts entered into or significantly modified after May 28, 2003. The impact of EITF Issue No. 01-8 did not have a material effect on Celanese's consolidated financial position or results of operations. The impact of EITF Issue No. 01-8 on Celanese future results of operations and financial position will depend on the terms contained in contracts signed or contracts amended in the future.

    In December 2003, the SEC issued Staff Accounting Bulletin ("SAB") 104, Revenue Recognition. The SAB updates portions of the interpretive guidance included in Topic 13 of the codification of staff accounting bulletins in order to make the guidance consistent with current authoritative accounting literature. The principal revisions relate to the incorporation of certain sections of the staff's frequently asked questions document on revenue recognition into Topic 13. The adoption of SAB 104 did not have an effect on Celanese's consolidated financial position or results of operations.

    In December 2003, the FASB issued SFAS No. 132 (revised), Employers' Disclosures about Pensions and Other Postretirement Benefits. SFAS No. 132 (revised) prescribes employers' disclosures about pension plans and other postretirement benefit plans; it does not change the measurement or recognition of those plans. The statement retains and revises the disclosure requirements contained in the original SFAS No. 132. It also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The statement generally is effective for fiscal years ending after December 15, 2003. Celanese's disclosures in Note 20 incorporate the requirements of SFAS No. 132 (revised).

    Accounting Changes Adopted in 2002
    ----------------------------------

    In 2002, Celanese recorded income of (euro)19 million for the cumulative effect of two accounting changes. This amount consisted of income of (euro)10 million ((euro)0.20 per share) from the implementation of SFAS No. 142, as disclosed below, and income of (euro)9 million ((euro)0.18 per share), net of income taxes of (euro)5 million, as a result of the change in the measurement date of Celanese's U.S. benefit plans. (See Note 20)

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


    Effective January 1, 2002, Celanese adopted SFAS No. 142, Goodwill and Other Intangible Assets, and accordingly applied the standards of the statement prospectively. This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and provides that goodwill and some intangibles no longer be amortized on a recurring basis. Instead, goodwill and intangible assets with an indefinite life are subject to an initial impairment test within six months of adoption of SFAS No. 142 and at least annually thereafter.

    As of January 1, 2002,  Celanese had goodwill  with a net carrying  value of
(euro)1,162  million that was subject to the  transition  provisions of SFAS No.
142. During the first half of 2002, Celanese performed the required impairment tests of goodwill as of January 1, 2002 and determined that there was no impairment. Other intangible assets with finite lives continue to be amortized over their useful lives and reviewed for impairment.

    Additionally, SFAS No. 142 requires that any unamortized negative goodwill (excess of fair value over cost) on the balance sheet be written off immediately and classified as a cumulative effect of change in accounting principle in the consolidated statement of operations. As a result, income of (euro)10 million was recorded to cumulative effect of changes in accounting principles in Celanese's consolidated statement of operations in the first quarter of 2002. (See Note 13)

    Celanese adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, on January 1, 2002, and accordingly applied the statement prospectively. SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The statement also supersedes APB No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. This statement establishes a single accounting model to test impairment, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale. The statement retains most of the requirements in SFAS No. 121 related to the recognition of impairment of long-lived assets to be held and used. Additionally, SFAS No. 144 extends the applicability to discontinued operations, and broadens the presentation of discontinued operations to include a component of an entity. The adoption of SFAS No. 144 did not have a material effect on Celanese's consolidated financial statements.

    Effective October 2002, Celanese early adopted SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, and accordingly applied the statement prospectively to exit or disposal activities initiated after September 30, 2002. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities. The statement nullifies EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The principal difference between SFAS No. 146 and EITF Issue No. 94-3 relates to the criteria for recognition of a liability for a cost associated with an exit or disposal activity.

    SFAS No. 146 requires recognition only when the liability is incurred. In contrast, under EITF Issue No. 94-3, a liability was recognized when the Company committed to an exit plan. Additionally, SFAS No. 146 stipulates that the liability be measured at fair value and adjusted for changes in cash flow estimates.

    In November 2002, the FASB issued FIN No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. These disclosure requirements are included in Note 25. FIN No. 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified subsequent to adoption.

    FIN No. 45 requires the guarantor to recognize a liability for the non-contingent component of the guarantee, this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of a liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. As noted above, Celanese has adopted the disclosure requirements of FIN No. 45 and applied the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


    Recent Accounting Pronouncements
    --------------------------------

    In November 2004, the FASB issued SFAS No. 151, Inventory Costs, amendment to ARB No. 43 Chapter 4, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. Celanese is in the process of assessing the impact of SFAS No. 151 on its future results of operations or financial position.

    In December 2004, the FASB revised SFAS No. 123, Accounting for Stock Based Compensation, which requires that the cost from all share-based payment transactions be recognized in the financial statements. SFAS No. 123 (revised) is effective for the first interim or annual period beginning after June 15, 2005. Celanese does not anticipate SFAS No. 123 (revised) to have any additional material impact on the results of operations and financial position.

    In December  2004,  the FASB issued SFAS No. 153,  Exchanges of  Nonmonetary
Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions. The amendments made by SFAS No. 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. The statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date of issuance. The provisions of this statement shall be applied prospectively. Celanese is currently evaluating the potential impact of this statement.

    In October 2004, the American Jobs Creation Act of 2004 (the "Act") was signed into law. Three of the more significant provisions of the Act relate to a one-time opportunity to repatriate foreign earnings at a reduced rate, manufacturing benefits for qualified production activity income and new requirements with respect to deferred compensation plans. The Company has not yet determined the impact, if any, of this Act on its future results of operations or cash flows. Additionally, under new Section 409A of the Internal Revenue Code, created in connection with the Act, the U.S. Treasury Department is directed to issue regulations providing guidance and provide a limited period during which deferred compensation plans may be amended to comply with the requirements of Section 409A. When the regulations are issued, Celanese may be required to make modifications to certain compensation plans to comply with
Section 409A.

5.  Supplemental Cash Flow Information




                                                                              Nine Months                       Years
                                                                          Ended September 30,             Ended December 31,
                                                                     -----------------------------  ---------------------------
                                                                         2004            2003           2003            2002
                                                                     ----------       ----------      ----------     ----------
                                                                                     (unaudited)
                                                                                      (in (euro) millions)
                                                                     ----------------------------------------------------------
Cash paid for:

    Taxes, net of refunds ............................................      15             124             148              30
    Interest, net of amounts capitalized .............................      59              27              35              48
Noncash investing and financing activities:
    Fair value adjustment to securities available-for-sale, net of tax       3               1               3               2
    Settlement of demerger liability, net of tax  (See Note 21) ......       2              39              39               7

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


6.  Transactions and Relationships with Affiliates

    Celanese is a party to various transactions with affiliated companies. Companies for which Celanese has a material ownership interest, primarily investments accounted for under the cost or equity method of accounting, are considered Affiliates; any transactions or balances with such companies are considered Affiliate transactions. The following tables represent Celanese's transactions with Affiliates, as defined above, for the periods presented.




                                                     Nine
                                                 Months Ended          Years Ended
                                                 September 30,        December 31,
                                               --------------  -----------------------------
                                                    2004           2003            2002
                                               --------------  -------------  --------------
                                                          (in (euro) millions)
                                               ---------------------------------------------
Statements of Operations
     Purchases from Affiliates(1) .............            90            85            82
     Sales to Affiliates(1) ...................           103            92            75
     Interest income from Affiliates...........             1            --             1
     Interest expense to Affiliates............             1             3             7


                                                                        As of          As of
                                                                    September 30,    December 31,
                                                                   ---------------  --------------
                                                                        2004            2003
                                                                   ---------------  --------------
                                                                        (in (euro) millions)
Balance Sheets                                                      ------------------------------
     Trade and other receivables from Affiliates ............               38              40
     Current notes receivable (including interest) from
       Affiliates............................................               30               6
                                                                    ----------      ----------
            Total receivables from Affiliates ...............               68              46
                                                                    ==========      ==========

     Accounts payable and other liabilities due Affiliates ..               22              28
     Short-term borrowings from Affiliates(2) ...............               80              79
                                                                    ----------      ----------
            Total due Affiliates ............................              102             107
                                                                    ==========      ==========


(1) Purchases/Sales from/to Affiliates

    Purchases  and  sales  from/to   Affiliates  are  accounted  for  at  prices
approximating those charged to third party customers for similar goods or services.

(2) Short- term borrowings from Affiliates (See Note 16)

    The September 30, 2004 and the December 31, 2003 balances reflect Celanese's short-term borrowings from Affiliates, the terms of which are based on current market conditions.


7.  Acquisitions, Divestitures and Joint Ventures

    Acquisitions:

o On December 31, 2002, Celanese acquired Clariant AG's European emulsions and worldwide emulsion powders businesses, valued at (euro)147 million, including the assumption of related liabilities. Net of purchase price adjustments of (euro)2 million and the assumption of liabilities of (euro)20 million, Celanese paid (euro)125 million cash for the net assets of the business in 2002. In 2003, the purchase price adjustment related to the acquisition was finalized, which resulted in Celanese making an additional payment of (euro)7 million. The addition of this business to the Chemical Products segment will enable Celanese to offer a comprehensive range of value-added emulsions and emulsion powders that serve as the primary ingredients in quality surface coatings, adhesives, non-woven textiles and other applications. The emulsions and emulsion powders business has four production facilities servicing the product requirements of customers across Europe. There are also 11 sales offices and seven research and technology centers, located to provide rapid response to customers. Two of the production

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


    facilities are located in Germany and Spain, in close proximity to Celanese plants that supply chemical ingredients for emulsions. Celanese recorded
    (euro)33 million of initial goodwill in 2002, which was subsequently reduced by (euro)21 million upon completion of the purchase price allocation in 2003. In addition, the fair value of the intangible assets acquired was
    (euro)34 million,  consisting primarily of patents and trademarks. (See Note
    13).

    Joint Ventures:

o In April 2004, Celanese and a group of investors led by Conduit Ventures Ltd. entered into a joint venture, which was named Pemeas GmbH. This joint venture was formed in order to advance the commercialization of Celanese's fuel cell technology. Pemeas GmbH is considered a variable interest entity as defined under FIN No. 46, Consolidation of Variable Interest Entities. Celanese is deemed the primary beneficiary of this variable interest entity and, accordingly, consolidates this entity in its consolidated financial statements. The consolidation of this entity did not have a material impact on Celanese's financial position or results of operations and cash flows for the nine months ended September 30, 2004. (See Note 30)

o On October 1, 2003, Celanese and Degussa AG ("Degussa") completed the combination of their European oxo businesses. The new joint venture, which is named European Oxo GmbH, consists of both companies' propylene-based oxo chemical activities. Celanese contributed to European Oxo GmbH net assets with a carrying value of (euro)10 million for a 50% interest in the joint venture. Celanese retained substantially all the accounts receivable, accounts payable and accrued liabilities of its contributed business existing on September 30, 2003. In addition, Celanese and Degussa each have committed to fund the joint venture equally. Under a multi-year agreement, Degussa has the option to sell its share in European Oxo GmbH to Celanese at fair value beginning in January 2008. Celanese has the option to purchase Degussa's share in the business at fair value beginning in January 2009. Celanese's European oxo business was part of Celanese's Chemical Products segment. Celanese reports its investment in the Chemicals Products segment using the equity method of accounting.

    Divestitures:

    The following tables summarize the results of the discontinued operations for the nine months ended September 30, 2004 and the years ended December 31, 2003 and 2002:


                                                                        Net Sales
                                                        -----------------------------------------------
                                                          Nine Months
                                                             Ended              Years Ended
                                                         September 30,         December 31,
                                                       -----------------------------------------------
                                                              2004          2003            2002
                                                       -----------------------------  ----------------
                                                                       (in (euro) millions)
Discontinued operations of Chemical Products...........              18          208          262
Discontinued operations of Performance Products........               -            -          273
Discontinued operations of Ticona......................               1           40           61
                                                                   ----         ----         ----
Total discontinued operations .........................              19          248          596
                                                                   ====         ====         ====

                                                                  Operating Profit (Loss)
                                                       -----------------------------------------------
                                                          Nine Months
                                                             Ended              Years Ended
                                                         September 30,         December 31,
                                                       -----------------------------------------------
                                                              2004          2003            2002
                                                       -----------------------------  ----------------
                                                                       (in (euro) millions)
Discontinued operations of Chemical Products...........              (4)         (2)          (54)
Discontinued operations of Performance Products........               -           -            10
Discontinued operations of Ticona......................               -           -            (1)
                                                                   ----         ----         ----
Total discontinued operations .........................              (4)         (2)          (45)
                                                                   ====         ====         ====

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


    2003

o In September 2003, Celanese and The Dow Chemical Company ("Dow") reached an agreement for Dow to purchase the acrylates business of Celanese. This transaction was completed in February 2004 for sales price of (euro)111 million, which resulted in a gain of (euro)10 million in the nine months ended September 30, 2004. Dow acquired Celanese's acrylates business line, including inventory, intellectual property and technology for crude acrylic acid, glacial acrylic acid, ethyl acrylate, butyl acrylate, methyl acrylate and 2-ethylhexyl acrylate, as well as acrylates production assets at the Clear Lake, Texas facility. In related agreements, Celanese provides certain contract manufacturing services to Dow, and Dow supplies acrylates to Celanese for use in its emulsions production. Simultaneous with the sale, Celanese repaid an unrelated obligation of (euro)76 million to Dow. The acrylates business was part of Celanese's Chemical Products segment. As a result of this transaction, the assets, liabilities, revenues and expenses related to the acrylates product lines at the Clear Lake, Texas facility are reflected as a component of discontinued operations in the consolidated financial statements in accordance with SFAS No. 144.

o In December 2003, the Ticona segment completed the sale of its nylon business line to BASF. Ticona received cash proceeds of (euro)8 million and recorded a gain of (euro)2 million. The transaction is reflected as a component of discontinued operations in the consolidated financial statements in accordance with SFAS No. 144.

    In 2003, Celanese recorded (euro)2 million in losses from operations of discontinued operations related to the acrylates and nylon business divestitures. In addition, Celanese also recorded adjustments related to prior year discontinued operations representing a gain of (euro)4 million.

    2002

o Effective January 1, 2002, Celanese sold its interest in InfraServ GmbH & Co. Deponie Knapsack KG ("Deponie") to Trienekens AG. Celanese recorded a net cash outflow of (euro)23 million on the sale of this business, which included cash of (euro)40 million offset by proceeds received of (euro)17 million, and a gain of (euro)10 million on disposition of Deponie included in gain on disposition of assets.

o In December 2002, Celanese completed the sale of Trespaphan, a global oriented polypropylene ("OPP") film business, to a consortium consisting of Dor-Moplefan Group and Bain Capital, Inc. for a value of (euro)209 million. Net of the purchase price adjustments of (euro)19 million and the repayment of (euro)78 million in intercompany debt that Trespaphan owed Celanese, Celanese received net proceeds of (euro)112 million. Trespaphan was formerly part of Celanese's Performance Products segment. The transaction is reflected as a component of discontinued operations in the consolidated financial statements in accordance with SFAS No. 144.

o During 2002, Celanese sold its global allylamines and U.S. alkylamines businesses to U.S. Amines Ltd. These businesses are reflected as a component of discontinued operations in the consolidated financial statements in accordance with SFAS No. 144.

    In 2002,  Celanese  received net proceeds of (euro)100  million and recorded
(euro)15 million in earnings (loss) from operation of discontinued operations (including a gain on disposal of discontinued operations of (euro)14 million) and a gain of (euro)10 million in gain on disposition of assets relating to these divestitures. Additionally, Celanese recognized a tax benefit of (euro)40 million for discontinued operations, which includes a tax benefit associated with a tax deductible write down of the tax basis for Trespaphan's subsidiary in Germany relating to tax years ended December 31, 2001 and 2000. Since this tax benefit relates to an entity solely engaged in a business designated as discontinued operations, this tax benefit has been correspondingly included in earnings (loss) from discontinued operations. Additionally, Celanese recognized tax benefits of (euro)10 million in 2001 related to these divestitures and recorded these in income tax benefit (expense) of discontinued operations.

8.  Securities Available for Sale

    At September 30, 2004 and December 31, 2003, Celanese had (euro)282 million and (euro)264 million, respectively, of securities available for sale, which were included as a component of long-term other assets. Celanese's captive insurance companies and pension related trusts hold these securities. There was a net realized gain of (euro)1 million and (euro)3 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively and a

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


net realized loss of (euro)7 million for the year ended December 31, 2002. The amortized cost, gross unrealized gain, gross unrealized loss and fair values for available-for-sale securities by major security type at September 30, 2004 and December 31, 2003, were as follows:




                                                     Amortized              Unrealized           Unrealized              Fair
                                                       Cost                    Gain                 Loss                 Value
                                              -------------------- ----------------------- ---------------------  ------------------
                                                                                 (in (euro) millions)
                                              --------------------------------------------------------------------------------------
At September 30, 2004
Debt securities
    U.S. government .......................                   59                    6                    --                    65
    Foreign government ....................                    2                    1                    --                     3
    U.S. municipal ........................                    1                   --                    --                     1
    U.S. corporate ........................                   85                    1                    --                    86
                                                           -----                -----                 -----                 -----
               Total debt securities ......                  147                    8                    --                   155
Bank certificates of deposit ..............                   12                   --                    --                    12
Equity securities .........................                   36                    2                    (3)                   35
Mortgage-backed securities ................                   70                    8                    --                    78
Money markets deposits and other securities                    2                   --                    --                     2
                                                           -----                -----                 -----                 -----
                                                             267                   18                    (3)                  282
                                                           =====                =====                 =====                 =====
At December 31, 2003
Debt securities
    U.S. government .......................                   54                    5                    --                    59
    Foreign government ....................                    2                    1                                           3
    U.S. municipal ........................                    1                   --                    --                     1
    U.S. corporate ........................                   84                    1                    --                    85
                                                           -----                -----                 -----                 -----
               Total debt securities ......                  141                    7                    --                   148
Bank certificates of deposit ..............                   28                   --                    --                    28
Equity securities .........................                   40                    2                    (5)                   37
Mortgage-backed securities ................                   44                    6                    --                    50
Money markets deposits and other securities                    1                   --                    --                     1
                                                           -----                -----                 -----                 -----
                                                             254                   15                    (5)                  264
                                                           =====                =====                 =====                 =====


    Fixed maturities at September 30, 2004 by contractual maturity are shown below. Actual maturities could differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties.




                                                                                              Amortized     Fair
                                                                                                Cost        Value
                                                                                            -------------  --------
                                                                                               (in (euro) millions)
                                                                                            -----------------------
Within one year(1)......................................................................          21           21
From one to five years .................................................................         104          106
From six to ten years ..................................................................          73           76
Greater than ten years .................................................................          38           49
                                                                                                 ---          ---
                                                                                                 236          252
                                                                                                 ===          ===

(1) Proceeds received from fixed maturities that mature within one year are expected to be reinvested into additional securities upon such maturity.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


9.  Receivables, net




                                                                    As of September 30,     As of December 31,
                                                                    --------------------   --------------------
                                                                             2004                 2003
                                                                    --------------------   --------------------
                                                                               (in (euro) millions)
                                                                    -------------------------------------------
Trade receivables - third party and affiliates................                 684                589
Reinsurance receivables ......................................                 143                162
Other ........................................................                 316                304
                                                                    --------------      --------------
     Subtotal ................................................               1,143              1,055
Allowance for doubtful accounts ..............................                 (18)               (18)
                                                                    --------------      --------------
     Net receivables .........................................               1,125              1,037
                                                                    ==============      ==============


    As of September 30, 2004 and December 31, 2003, Celanese had no significant concentrations of credit risk since Celanese's customer base is dispersed across many different industries and geographies.

    In 2001, Celanese entered into an agreement that allows Celanese to sell certain U.S. trade receivables under a planned continuous sale program to a third party. This program is renewable annually until December 2004. The program is accounted for under the provisions of SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities. The agreement permits Celanese's U.S. operating subsidiaries to sell certain U.S. trade receivables to CNA Funding LLC, a wholly owned subsidiary of Celanese that was formed for the sole purpose of entering into the program. CNA Funding LLC in turn sells an undivided ownership interest in these trade receivables to the purchaser. Undivided interests in designated receivable pools were sold to the purchaser with recourse limited to the receivables purchased. Celanese continues to service, administer, and collect the trade receivables on behalf of the financial institution and receives a fee for performance of these services. During 2004 and 2003, the provisions of the program allowed for the sale of up to $120 million of receivables. As of September 30, 2004, Celanese is renegotiating the program which has not been available since the acquisition. There were no outstanding sales of receivables under this program as of September 30, 2004 and December 31, 2003. Fees paid by Celanese under this agreement are based on certain variable market rate indices and were less than
(euro)1 million for the nine months ended September 30, 2004 and for year ended December 31, 2003 and (euro)1 million for the year ended December 31, 2002.

10. Inventories




                                                                    As of September 30,     As of December 31,
                                                                    --------------------   --------------------
                                                                             2004                 2003
                                                                    --------------------   --------------------
                                                                               (in (euro) millions)
                                                                    -------------------------------------------


Finished goods ...............................................                 355                284
Work-in-process ..............................................                  17                 13
Raw materials and supplies ...................................                  83                107
                                                                    --------------      --------------
     Total Inventories .......................................                 455                404
                                                                    ==============      ==============

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


11. Investments

    Celanese accounts for the following Affiliates under the equity method:




                                                                                                          Celanese's  Celanese's
                                                                                                           Carrying     Share of
                                                                                                Percent      Value   Earnings (Loss)
                                                                                                           ---------- --------------
                                                                                                 Owner-     September 30, 2004
                                                                                                           -------------------------
Affiliate                                                                      Segment           ship      (in (euro) millions)
--------------------                                                    ---------------------- ----------  -------------------------
Estech GmbH & Co. KG..................................................     Chemical Products       51.0%            1            (1)
European Oxo GmbH.....................................................     Chemical Products       50.0%            8            -
Fortron Industries ...................................................          Ticona             50.0%           20             6
Korea Engineering Plastics Co., Ltd. .................................          Ticona             50.0%           94             7
Polyplastics Co., Ltd ................................................          Ticona             45.0%          190            17
InfraServ GmbH & Co. Gendorf KG ......................................           Other             39.0%           18             1
InfraServ GmbH & Co. Hochst KG .......................................           Other             31.2%           99             6
InfraServ GmbH & Co. Knapsack KG .....................................           Other             27.0%           14             1
Sherbrooke Capital Health and Wellness, L.P. .........................   Performance Products      10.0%            3             1
                                                                                                            ---------   -----------
  Total...............................................................                                            447            38
                                                                                                            =========   ===========


                                                                           As of September 30,            As of December 31,
                                                                       --------------------------      -----------------------
                                                                                 2004                          2003
                                                                       --------------------------  ---------------------------
                                                                                        (in (euro) millions)
                                                                       -------------------------------------------------------
Affiliates totals:
     Net sales .......................................................                   1,701                     1,815
     Net earnings ....................................................                      96                        75
Celanese's share:
     Net earnings ....................................................                      38                        31
     Dividends .......................................................                      29                        21

Total assets .........................................................                   1,895                     1,836
Total liabilities ....................................................                    (981)                     (908)
Interests of others ..................................................                     557                       570
                                                                       -----------------------   -----------------------
     Celanese's share of equity ......................................                     357                       358
Excess of cost over underlying equity in net assets acquired..........                      90                        86
                                                                       -----------------------   -----------------------
     Celanese's carrying value of investments ........................                     447                       444
                                                                       =======================   =======================

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)



                                                                                                   Net Book
                                                                                                    Value
                                                                                            -------------------
                                                                                            (in (euro) millions)
December 31, 2002 .......................................................................            454
     Contributions ......................................................................             14
     Sale of investment .................................................................             (1)
     Exchange rate changes ..............................................................            (33)
     Celanese's share of equity method investee earnings, net of dividends received......             10
                                                                                                    ----
December 31, 2003 .......................................................................            444
     Exchange rate changes ..............................................................             (6)
     Celanese's share of equity method investee earnings, net of dividends received......              9
                                                                                                    ----
September 30, 2004 ......................................................................            447
                                                                                                    ====


    Estech GmbH & Co. KG is a venture created in 2002 for the production and marketing of neopolyol esters. Celanese accounts for its ownership interest in Estech GmbH & Co. KG under the equity method of accounting because the minority shareholder has substantive participating rights that allow it to participate in significant decisions made in the ordinary course of business.

    In October  2003,  Celanese and Degussa  completed the formation of European
Oxo Chemicals GmbH, a joint venture created to own and operate the European propylene-based oxo businesses of Celanese and Degussa. (See Note 7)

    Celanese accounts for its ownership interest in Sherbrooke Capital Health and Wellness, L.P. under the equity method of accounting because Celanese is able to exercise significant influence.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


12. Property, Plant and Equipment




                                                        Building,
                                             Land       Building
                                            and Land   Improvements    Machinery    Construction
                                            Improve-   and Leasehold      and            in        Capitalized
                                             ment      Improvements    Equipment      Progress       Interest         Total
                                         ----------- ---------------  ----------- --------------  --------------  --------------
                                                                          (in (euro) millions)
                                         ---------------------------------------------------------------------------------------
Net book value at December 31, 2003            78            169            922          153             32            1,354
                                             ====           ====        =======         ====           ====          =======
Acquisition or construction cost
    December 31, 2003 ..................      151            474          4,026          153            121            4,925
        Additions ......................        1              2             26          100              4              133
        Disposals ......................       (8)           (27)           (53)          --             (1)             (89)
        Transfers ......................       --              5            119         (124)            --               --
        Acquisitions ...................       --             --             --           --             --               --
        Exchange rate changes ..........        2              7             47           --              2               58
                                             ----           ----        -------         ----           ----          -------
    September  30, 2004 ................      146            461          4,165          129            126            5,027
                                             ----           ----        -------         ----           ----          -------


Accumulated Depreciation
     December 31, 2003 .................      (73)          (305)        (3,104)          --            (89)          (3,571)
        Additions ......................       (5)           (17)          (253)          --             (8)            (283)
        Disposals ......................        7             27             39           --              1               74
        Exchange rate changes ..........       (1)            (4)           (38)          --             (2)             (45)
                                             ----           ----        -------         ----           ----          -------
    September  30, 2004 ................      (72)          (299)        (3,356)          --            (98)          (3,825)
                                             ----           ----        -------         ----           ----          -------

Net book value at September 30, 2004....       74            162            809          129             28            1,202
                                             ====           ====        =======         ====           ====          =======


    Total capital expenditures in property, plant and equipment were (euro)123 million and (euro)185 million for the nine months ended September 30, 2004 and for the year ended December 31, 2003, respectively. Depreciation totaled
(euro)175 million, (euro)245 million and (euro)259 million for the nine months ended September 30, 2004 and years ended December 31, 2003 and 2002, respectively. Writedowns due to asset impairments amounting to (euro)108 million, (euro)1 million and (euro)6 million were recorded to special charges during the nine months ended September 30, 2004 and the years ended December 31, 2003 and 2002, respectively. The asset impairment writedowns are included in additions to accumulated depreciation.

    Assets under capital leases,  net of accumulated  amortization,  amounted to
(euro)4 million and (euro)11 million at September 30, 2004 and December 31, 2003, respectively.

    Interest costs capitalized were (euro)4 million, (euro)3 million and (euro)6 million for the nine months ended September 30, 2004 and years ended December 31, 2003 and 2002, respectively.

    In October 2004, a subsidiary of the Company announced plans to consolidate its tow production to fewer sites by 2007 and to discontinue the production of acetate filament by mid-2005. In the third quarter of 2004, the Company recorded restructuring charges of (euro)100 million related to asset impairment of the Company's acetate business (See Note 17 for discussion related to the associated disclosures regarding asset retirement obligations). The restructuring is being implemented to increase efficiency, reduce overcapacity and to focus on products and markets that provide long-term value.

    In 2003, the purchase price allocation associated with the December 2002 acquisition of the Emulsions business was finalized. As a result, property, plant and equipment was increased by (euro)31 million. This increase was recorded as follows: (euro)27 million in machinery and equipment, less than
(euro)4 million in buildings, and less than (euro)1 million in land.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


    At December 31, 2003, the consolidation of a variable interest entity, Dacron GmbH, resulted in the recording of (euro)45 million in net property, plant and equipment. This was recorded as follows: (euro)61 million in machinery and equipment cost and (euro)16 million in machinery and equipment accumulated depreciation.

    On October 1, 2003, Celanese and Degussa began their European Oxo GmbH joint venture. (See Note 7) Celanese contributed property, plant, and equipment of
(euro)6 million to European Oxo GmbH. This contribution was recorded as follows:
(euro)102  million in  machinery  and  equipment  cost and  (euro)97  million in machinery and equipment accumulated depreciation and (euro)1 million in construction in process.

    As of January 1, 2003, Celanese adopted SFAS No. 143, Accounting for Asset Retirement Obligations. Celanese recognized transition amounts for existing asset retirement obligations and corresponding capitalized costs and accumulated depreciation. Upon adoption, Celanese recorded (euro)8 million in land and land improvements cost, and (euro)5 million in land and land improvements accumulated depreciation. In addition, in the fourth quarter of 2003, the Company assigned a probability that certain facilities in the Acetate products segment will close in the latter half of this decade. As a result, the Company recorded (euro)8 million in land and land improvements cost and (euro)1 million to machinery and equipment cost as well as (euro)8 million in land and land improvement accumulated depreciation and (euro)1 million in machinery and equipment accumulated depreciation.

    In the first quarter of 2004, as part of the acrylates divestiture, Celanese Mexico and Celanese Ltd. entered into a site agreement with Dow to allow them to use certain property, plant, and equipment. As the agreement met the stipulations of a capital lease under EITF Issue No. 01-8, Determining Whether an Arrangement Contains a Lease, Celanese has reclassed the amount of (euro)14 million related to the property, plant and equipment into other long-term receivables. This transaction is included in disposals above.

13. Intangible Assets




Goodwill
--------

                                                                    Chemical      Acetate
                                                                    Products      Products      Ticona     Total
                                                                   -----------  ------------  ----------  ----------
                                                                                  (in (euro) millions)
                                                                  --------------------------------------------------
Carrying value of goodwill as of December 31, 2002 .............      539           146           327       1,012

     Finalization of Purchase Accounting Adjustments...........       (21)           --            --         (21)
     Exchange rate changes .....................................      (67)          (19)          (56)       (142)
                                                                      ---           ---           ---       -----

Carrying value of goodwill as of December 31, 2003 .............      451           127           271         849
                                                                      ---           ---           ---       -----

     Exchange rate changes .....................................        8             3             5          16
                                                                      ---           ---           ---       -----

Carrying value of goodwill as of September 30, 2004 ............      459           130           276         865
                                                                      ===           ===           ===       =====


    Effective January 1, 2002, Celanese adopted SFAS No. 142, Goodwill and Other Intangible Assets, and accordingly applied the standards of the statement prospectively. This statement provides that goodwill and other intangible assets with an indefinite life no longer be amortized rather they will be tested at least annually for impairment. Additionally, the adoption of SFAS No. 142 required that any unamortized negative goodwill (excess of fair value over cost) on the balance sheet be written off immediately and classified as a cumulative effect of change in accounting principle in the consolidated statement of operations. As a result, income of (euro)10 million was recorded to cumulative effect of changes in accounting principles in Celanese's consolidated statement of operations in the first quarter of 2002.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


    The following table presents the impact of adopting SFAS No. 142 on net earnings and net earnings per share:




                                                                      Year Ended December 31,
                                                                  --------------------------------
                                                                                2002
                                                                  --------------------------------
                                                                   (in (euro) millions, except per
                                                                             share data)
                                                                  --------------------------------
Reported net earnings .....................................                      175
Adjustment for goodwill amortization.......................                        -
Adjustment for negative goodwill...........................                      (10)
                                                                                -----
Adjusted net earnings .....................................                      165
                                                                                =====

Earnings per common share - basic and diluted:
  Reported net earnings ...................................                      3.48
  Goodwill amortization....................................                         -
  Negative goodwill........................................                     (0.20)
                                                                                -----
  Adjusted net earnings ...................................                      3.28
                                                                                =====


Other Intangible Assets
-----------------------

    Celanese's  other  intangible  assets,   primarily  relate  to  patents  and
trademarks   acquired  in  the  emulsions   acquisition.   Celanese's  cost  and
accumulated amortization of other intangible assets as of September 30, 2004 were (euro)48 million and (euro)25 million, respectively. Celanese's cost and accumulated amortization of other intangible assets as of December 31, 2003 were
(euro)53 million and (euro)25 million, respectively. Aggregate amortization expense charged against earnings for intangible assets with finite lives during the nine months ended September 30, 2004 and the years ended December 31, 2003 and 2002 totaled (euro)5 million, (euro)10 million and (euro)3 million, respectively. Estimated amortization expense for the succeeding five fiscal years is approximately (euro)4 million in 2005, (euro)4 million in 2006, (euro)4 million in 2007, (euro)3 million in 2008 and (euro)1 million in 2009. Intangible assets subject to amortization have a weighted average life of five years.

    In 2003, it was determined that of the other intangible assets that were acquired in the emulsions acquisition, (euro)7 million represents a trademark, which has an indefinite life and is not subject to amortization. Accordingly, no amortization expense was recorded for this trademark since 2003.

14. Income Taxes

    Celanese is headquartered in Germany. Under German tax law, German corporations are subject to both a corporate income tax and a trade income tax, the latter of which varies based upon location. The trade income tax is deductible for corporate income tax purposes. The German corporate income tax rate in 2004 is 25 percent. Combined with a solidarity surcharge of 5.5 percent on the German corporate tax, and the blended trade income tax rate, the statutory tax rate for Celanese in Germany is 40 percent. In 2003 and 2002 the corporate tax rate was 26.5 percent and 25 percent, respectively. Combined with a solidarity surcharge of 5.5 percent on the German corporate tax, and the blended trade income tax rate, the statutory tax rate for Celanese in Germany was 41 percent for 2003 and 40 percent for 2002.

    Deferred taxes are being provided at a 40 percent rate for the German companies as of September 30, 2004. Deferred taxes are being provided on all other companies at the tax rate currently in effect in the local tax jurisdictions.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)




                                                                                     Nine
                                                                                  Months Ended             Years Ended
                                                                                  September 30,           December 31,
                                                                                -----------------        ----------------
                                                                                     2004                 2003     2002
                                                                                -----------------        ------  --------
                                                                                             (in (euro) millions)
                                                                                -----------------------------------------
Earnings (loss) from continuing operations before income tax and minority interests:
        Germany ...............................................................             51             (25)       146
        U.S ...................................................................            (37)             61       (155)
        Other .................................................................             96             147        203
                                                                                --------------            ----       ----
                    Total .....................................................            110             183        194
                                                                                ==============            ====       ====
Provision (benefit) for income taxes:
        Current:
            Germany ...........................................................             18              25         39
            U.S ...............................................................              1             (67)       (31)
            Other .............................................................             27              38         44
                                                                                --------------            ----       ----
                    Total current .............................................             46              (4)        52
                                                                                --------------            ----       ----
        Deferred:
            Germany ...........................................................             13              (7)        25
            U.S ...............................................................            129              68        (16)
            Other .............................................................             10              (3)         2
                                                                                --------------            ----       ----
                    Total deferred ............................................            152              58         11
                                                                                --------------            ----       ----
                    Income tax provision ......................................            198              54         63
                                                                                ==============            ====       ====

Effective income tax rate reconciliation:

        A reconciliation of income tax provision (benefit) for the nine months ended September 30, 2004 and the years ended December 31, 2003 and 2002 determined by using the applicable German statutory rate of 40% for 2004, 41% for 2003 and 40% for 2002 as follows:

        Income tax provision (benefit) computed at statutory tax rates ........             44              75         78
            Increase (decrease) in taxes resulting from:
                 Change in valuation allowance ................................            170              (6)       (28)
                 Equity income and  dividends .................................             (2)              4         15
                 U.S. foreign tax credit/Subpart F income .....................              1               3          2
                 U.S. tax rate differentials ..................................              1              (3)         7
                 Other foreign tax rate differentials .........................            (32)            (31)       (33)
                 Valuation adjustments in subsidiaries ........................             --               7         16
                 Change in statutory German trade tax rate ....................             --              (3)        --
                 Adjustment for prior years taxes .............................              6               6         --
                 Other ........................................................             10               2          6
                                                                                --------------            ----       ----
             Income tax provision .............................................            198              54         63
                                                                                ==============            ====       ====


    Celanese recognized income tax expense of (euro)198 million, (euro)54 million and (euro)63 million for the nine months ended September 30, 2004 and for the years ended December 31, 2003 and 2002, respectively.

    The effective tax rate for Celanese in 2004 was 180 percent compared to 30 percent in 2003 and 32 percent in 2002. This adverse affect was primarily due to the recording of a full valuation allowance against the U.S. net operating loss ("NOL") tax benefit. This valuation allowance was triggered by the BCP acquisition and the corresponding limitation on the utilization of the NOL carryforwards as prescribed under U.S. tax law. The

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


effective rate was also negatively effected by the application of a full valuation allowance against the Canadian deferred tax asset. A valuation allowance is provided when it is more likely than not that a deferred tax asset, all or in part, will not be realized.

    In comparison to the German statutory tax rate, the 2003 effective rate was favorably affected by unrepatriated low-taxed earnings, favorable settlement of prior year (1996) taxes in the U.S., equity earnings from Polyplastics Co. Ltd. which are excluded from U.S. taxable income, and utilization of a U.S. capital loss carryforward that had been subject to a valuation allowance. The effective tax rate was unfavorably affected in 2003 by dividend distributions from subsidiaries and writedowns of certain German corporate income and trade tax benefits related to prior years.

    In comparison to the German statutory tax rate, the Celanese effective tax rate in 2002 was favorably affected by the utilization of certain net operating loss carryforwards in Germany, the release of certain valuation allowances on prior years' deferred tax assets, unrepatriated low-taxed earnings and a lower effective minimum tax burden in Mexico. The effective tax rate was unfavorably affected in 2002 by distributions of taxable dividends from equity investments and the reversal of a tax-deductible writedown in 2000 of a German investment.

    The tax effects of the temporary differences which give rise to a significant portion of deferred tax assets and liabilities are as follows:




                                                           As of           As of
                                                        September 30,    December 31,
                                                            2004            2003
                                                      --------------  ---------------
                                                           (in (euro) millions)
                                                      ------------------------------
Pension and postretirement obligations...............           357            289
Accrued expenses ....................................            93             96
Net operating loss carryforwards.....................           263            286
Investments .........................................            18             28
Other ...............................................            59             53
                                                      -------------           ----
        Subtotal ....................................           790            752

Valuation allowance (1) .............................          (256)          (127)
                                                      -------------           ----

        Deferred tax assets .........................           534            625
                                                      -------------           ----

Depreciation ........................................            96            164
Interest ............................................             3              3
Inventory ...........................................            23             18
Other ...............................................            18              1
                                                      -------------           ----
        Deferred tax liabilities.....................           140            186
                                                      -------------           ----
                Net deferred tax assets..............           394            439
                                                      =============           ====


(1) Includes adjustments for discontinued operations of (euro)15 million and other adjustments including the expiration of net operating losses previously subject to a full valuation allowance. These account for the primary differences with respect to items which are not reflected in the effective income tax rate reconciliation.

    Celanese has established valuation allowances primarily in the U.S. for federal and state net operating loss carryforwards, federal capital loss carryforwards, and Mexican net operating loss carryforwards which may not be realizable. As stated above, Celanese has also established a full valuation allowance against its Canadian deferred tax asset.

    At September 30, 2004, Celanese has net operating loss carryforwards of approximately (euro)204 million for Germany and Mexico, with various expiration dates. The U.S. federal net operating loss carryforwards are approximately
(euro)392 million and are subject to limitation as mentioned above with various expiration dates. In

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


addition, Celanese had U.S. capital loss carryforwards of (euro)84 million which expired subsequent to September 30, 2004.

    Provisions have not been made for income taxes or foreign withholding taxes on cumulative earnings of foreign subsidiaries because such earnings will either not be subject to any such taxes or are intended to be indefinitely reinvested in those operations. It is not practicable to determine the tax liability, if any, that would be payable if such earnings were not reinvested indefinitely.

    The income tax (benefit) expense for the nine months ended September 30, 2004 and the years ended December 31, 2003 and 2002 was allocated to continuing operations and accumulated other comprehensive income. The aggregate tax expense (benefit) amounts allocated to accumulated other comprehensive income, for unrealized gains (losses) on securities, additional minimum pension liabilities and unrealized gains (losses) on derivative contracts was (euro)(71) million,
(euro)8 million and (euro)(121) million for the nine months ended September 30, 2004 and the years ended December 31, 2003 and 2002, respectively.

15. Accounts Payable and Accrued Liabilities




                                                                              As of                      As of
                                                                           September 30,             December 31,
                                                                       --------------------------------------------------
                                                                                2004                     2003
                                                                       -------------------------- -----------------------
                                                                                        (in (euro) millions)
                                                                       --------------------------------------------------
Trade payables - third party and affiliates ...............................                  465                  468
Accrued salaries and benefits .............................................                  138                  126
Accrued environmental (See note 26) .......................................                   19                   28
Accrued restructuring .....................................................                   31                   32
Insurance loss reserves (See note 28) .....................................                  103                  115
Accrued legal .............................................................                  111                  113
Other .....................................................................                  206                  313
                                                                            --------------------   ------------------
                  Total accounts payable and accrued liabilities...........                1,073                1,195
                                                                            ====================   ==================


    As of December 31, 2003, the Other caption above includes a reclassification from Other liabilities on the consolidated balance sheet of approximately
(euro)44 million in anticipation of an early payment of an obligation under a separate agreement with Dow, which was accelerated upon the close of the sale of the acrylates business. As of December 31, 2003, the total liability recorded within Other associated with this matter was (euro)80 million, including interest. This amount was paid in February 2004. (See Note 7).

    As of September 30, 2004, accrued legal above includes (euro)105 million of liabilities related to sorbates matters (See Note 25), of which (euro)23 million was reclassed from other long-term liabilities during 2003.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


16. Debt

Short-term borrowings and current installments of long-term debt




                                                    As of            As of              Weighted Average
                                                 September 30,    December 31,           Interest Rates
                                             ------------------ ----------------  ------------------------
                                                    2004             2003                  2004     2003
                                             ------------------ ----------------  ------------------------
                                                      (in (euro) millions)
                                             -----------------------------------

Current installments of long-term debt .....            21            38                     5.4%   5.9%
Short-term borrowings from Affiliates ......            80            79                     2.0%   2.0%
Other ......................................             1            --                     2.8%
                                                     -----        ------
     Total short-term borrowings and current
        installments of long-term debt .....           102           117
                                                     =====        ======

    As a result of BCP's acquisition of Celanese, Celanese canceled its previously existing revolving credit lines and was renegotiating its $120 million ((euro)97 million) trade receivable securitization program, thus, the Company has no availability or access to credit facilities. Additionally, Celanese no longer has a commercial paper program. Celanese had outstanding letters of credit amounting to (euro)143 million at September 30, 2004 and
(euro)118 million at December 31, 2003.

Long-term debt



Long-term debt
                                                                                      As of               As of
                                                                                  September 30,        December 31,
                                                                                  -------------       --------------
                                                                                      2004                 2003
                                                                                  -------------       ---------------
                                                                                              (in (euro) millions)
                                                                                  -------------------------------------
Term notes:
        6.125% notes, due 2004 ..................................................            --                      20
        7.125% medium-term notes, due 2009 ......................................             11                     11
Variable rate loans with interest rates adjusted periodically:
Due in 2003, interest rate of 4.47% .............................................            --                     --
Due in 2003, interest rate of 1.49% .............................................            --                     --
Due in 2005, interest rate of 1.55% .............................................            --                      20
Due in 2006, interest rate of 4.47% .............................................            --                     --
Due in 2008, interest rate of 1.55% .............................................            --                     119
Due in 2009, interest rate of 2.90% .............................................            --                      48
Due in 2011, interest rate of 4.13%, note with affiliate (uncollateralized)......            289                    --
Pollution control and industrial revenue bonds, interest rates
   ranging from 5.2% to 6.7%, due at various dates through 2030 .................            168                    165
Obligations under capital leases and other secured borrowings
   due at various dates through 2018 ............................................             38                     42
                                                                                       ---------        ---------------
         Subtotal ...............................................................            506                    425
             Less: Current installments of long-term debt .......................             21                     38
                                                                                       ---------        ---------------
                Total long-term debt ............................................            485                    387
                                                                                       =========        ===============

    In  connection  with BCP's  acquisition  of Celanese,  CAC became a party to credit facilities whereby substantially all of the assets of CAC and its U.S. subsidiaries, as well as 65% of the shares of foreign subsidiaries directly owned by CAC are pledged and/or mortgaged as collateral to third party lenders. CAC and its U.S. subsidiaries have access to approximately $608 million ((euro)490 million) under these credit facilities. CAC also borrowed $359 million ((euro)289 million) from BCP Caylux Holdings Luxembourg S.C.A ("BCP Caylux") at a variable rate, a portion of which was used to repay $175 million ((euro)140 million) of debt, scheduled to mature in 2005 and 2008 and (euro)48 million of additional debt scheduled to mature in 2009. The $359 million
((euro)289 million) from BCP Caylux was also used to prefund pension obligations. As of September 30, 2004, approximately 94% of the long-term borrowings above are denominated in U.S. dollars, with the remaining amounts denominated in euros. (See Note 30)

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


   The maturities in 2005 and thereafter, including short-term borrowings, are as follows:


                                                                  Total
                                                          ----------------------
                                                            (in (euro) millions)
                                                          ----------------------
2005  .....................................................         102
2006  .....................................................          24
2007  .....................................................          10
2008  .....................................................           2
2009  .....................................................          12
Thereafter ................................................         437
                                                                  -----
         Total.............................................         587


    Celanese recorded interest expense, net of amounts capitalized, of (euro)27 million, (euro)43 million and (euro)59 million for the nine months ended September 30, 2004 and for the years ended December 31, 2003 and 2002, respectively. Interest expense on the borrowings noted above, including the effects of related interest rate swaps and the adjustment for capitalized interest was (euro)24 million, (euro)33 million and (euro)48 million, respectively. The remaining portion related to the interest component of discounted environmental liabilities, financial instruments, and other liabilities.


17. Other Liabilities




                                                                                                          As of
                                                                                           As of         December
                                                                                       September 30,        31,
                                                                                      --------------  --------------
                                                                                            2004           2003
                                                                                      --------------  --------------
                                                                                            (in (euro) millions)
                                                                                      ------------------------------
Pension and postretirement medical and life obligations (See Note 20) ..........               1,022            922
Environmental liabilities (See Note 26) ........................................                 100             98
Insurance liabilities (See Note 28) ............................................                 108            136
Other ..........................................................................                 170            153
                                                                                      --------------  --------------
          Total other liabilities ..............................................               1,400          1,309
                                                                                      ==============  ===============


    Prior to the adoption of SFAS No. 143, Celanese had (euro)31 million of post closure liabilities included within environmental liabilities. As provided under SFAS No. 143, such amounts were reversed, and (euro)36 million of asset retirement obligations were established. As of September 30, 2004, estimated costs for asset retirement obligations were approximately (euro)49 million, of which (euro)47 million is included as a component of other long-term liabilities included in the Other caption above. This amount primarily represents Celanese's estimated future liability for site demolition and for various landfill closures and the associated monitoring costs at these operating sites.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


Changes in Celanese's asset retirement obligations can be reconciled as follows:




                                                       As of and for the periods ended
                                                   ------------------------------------
                                                      September 30,        December 31,
                                                          2004                 2003
                                                   ------------------------------------
                                                             (in (euro) millions)
                                                   ------------------------------------
Balance at beginning of period ....................          37                      36
Additions .........................................          10                       9
Accretion .........................................           2                       2
Payments ..........................................          (1)                     (3)
Revisions to cash flow estimates...................         --                       (1)
Exchange rate changes .............................           1                      (6)
                                                   -------------  ---------------------
Balance at end of period ..........................          49                      37
                                                   =============  =====================


    In October 2004, the Company announced plans to consolidate its tow production to fewer sites by 2007 and to discontinue the production of acetate filament by mid-2005. The restructuring is being implemented to increase efficiency, reduce overcapacity and to focus on products and markets that provide long-term value. The restructuring resulted in (euro)10 million of depreciation expense, of which (euro)7 million was recorded by the Acetate Products segment and (euro)3 million by the Chemical Products segment, for related asset retirement obligations for the nine months ended September 30, 2004.

    The Company has identified but not recognized asset retirement obligations related to substantially all of its existing operating facilities. Examples of these types of obligations include demolition, decommissioning, disposal and restoration activities. Legal obligations exist in connection with the retirement of these assets upon closure of the facilities or abandonment of the existing operations. However, Celanese currently plans on continuing operations at these facilities indefinitely and therefore a reasonable estimate of fair value cannot be determined at this time. In the event that Celanese considers plans to abandon or cease operations at these sites, an asset retirement obligation will be reassessed at that time. If certain operating facilities were to close, the related asset retirement obligations could significantly affect our results of operations and cash flows.

18. Cost of Raw Materials and Supplies

    The following cost of raw materials and supplies reflect total costs incurred by continuing and discontinued operations in the respective periods:




                                                                            Nine Months
                                                                               Ended          Years Ended
                                                                            September 30,     December 31,
                                                                         --------------------------------------
                                                                             2004           2003        2002
                                                                         ------------   -----------  ----------
                                                                                   (in (euro) millions)
                                                                         --------------------------------------
Cost of raw materials, supplies and merchandise .....................          1,623          2,452      2,228
Cost of services purchased (primarily energy) .......................            263            355        328
                                                                         -----------          -----      -----
        Total cost of raw materials and supplies ....................          1,886          2,807      2,556
                                                                         ===========          =====      =====


    Total cost of raw materials and supplies for  discontinued  operations  were
(euro)10 million, (euro)118 million and (euro)294 million for the nine months ended September 30, 2004 and the years ended December 2003 and 2002, respectively.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


19. Personnel Expenses

    The following personnel expenses reflect total costs incurred by continuing and discontinued operations in the respective periods:




                                                                                  Nine Months
                                                                                     Ended               Years Ended
                                                                                  September 30,         December 31,
                                                                                 -------------------------------------------
                                                                                      2004             2003         2002
                                                                                 --------------- --------------- -----------
                                                                                            ( in (euro) millions)
                                                                                 -------------------------------------------
Wages and salaries ...........................................................             365           536           629
Social security contributions ................................................              56            75            77
Other ........................................................................              32            64            61
                                                                                 -------------   -----------   -----------
     Personnel expenses excluding pensions and similar benefits and
        restructuring severance expenses .....................................             453           675           767
Pensions and similar benefits ................................................              85           102           104
                                                                                 -------------   -----------   -----------
     Personnel expenses excluding restructuring severance expenses ...........             538           777           871
Restructuring severance expenses .............................................              42            16            11
                                                                                 -------------   -----------   -----------
Total cost of personnel expenses .............................................             580           793           882
                                                                                 =============   ===========   ===========


    Total costs of personnel expenses for discontinued operations were (euro)1 million, (euro)18 million and (euro)96 million for the nine months ended September 30, 2004 and the years ended December 31, 2003 and 2002, respectively.

    The average number of employees in 2004, 2003 and 2002 was 9,275, 10,000 and 10,550, respectively.

20. Benefit Obligations

    Pension obligations Pension obligations are established for benefits payable in the form of retirement, disability and surviving dependent pensions. The benefits offered vary according to the legal, fiscal and economic conditions of each country. The commitments result from participation in defined contribution and defined benefit plans, primarily in the U.S. Benefits are dependent on years of service and the employee's compensation. Supplemental retirement benefits provided to certain employees are non-qualified for U.S. tax purposes. Separate trusts have been established for some non-qualified plans.

    Defined benefit pension plans exist at certain locations in the North America and Europe. As of September 30, 2004, Celanese's U.S. qualified pension plan represented greater than 85 percent and 80 percent of Celanese's pension plan assets and liabilities, respectively. Effective January 1, 2001, for Celanese's U.S. qualified pension plan, the Company began providing pension benefits for certain new employees hired in the United States after December 31, 2000 based upon a new Cash Balance Plan formula. Independent trusts or insurance companies administer the majority of these plans. Actuarial valuations for these plans are prepared annually.

    Celanese sponsors various defined contribution plans in Europe and North America covering certain employees. Employees may contribute to these plans and Celanese will match these contributions in varying amounts. Celanese's contributions to the defined contribution plans are based on specified percentages of employee contributions and aggregated (euro)6 million for the nine months ended September 30, 2004, (euro)10 million in 2003 and (euro)12 million in 2002.

    Other postretirement benefit plans Certain retired employees receive postretirement medical benefits under plans sponsored by Celanese. Celanese has the right to modify or terminate these plans at any time. Celanese employees in the U.S. who were 50 years of age as of January 1, 2001 are eligible to receive postretirement medical benefits, both pre-65 coverage and continued secondary coverage at age 65, provided that upon termination they are at least age 55 and have a minimum of 10 years of service. On January 1, 2001, Celanese eliminated continued postretirement medical coverage at age 65 for employees who were not 50 on January 1, 2001 or were hired on or after January 1, 2001. This group of employees continues to be eligible for pre-65 postretirement medical coverage

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


provided that upon termination they are at least age 55 and have a minimum of 10 years of service. Generally, the cost for coverage is shared between Celanese and the employee, and is determined based upon completed years of service.

    In 2003, the Celanese U.S. postretirement medical plan was amended to introduce defined dollar caps for pre-1993 retirees. The amendments included: pre-age 65 cap was set to $9,600 and the post-age 65 cap was set to $3,000; the elimination of pre-1993 retiree contributions until the cap is reached; moving all retirees to the managed choice program; and introduction of relatively minor changes to the retiree cost sharing in order to simplify administration. These changes were approved by the Board in June 2003 and were reflected with a remeasurement of the retiree medical plan resulting in the establishment of a
(euro)59 million negative prior service cost base as these changes become effective for participants July 1, 2004.

    In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") was enacted. The Act established a prescription drug benefit under Medicare known as "Medicare Part D." As a result of this new federally funded benefit, Celanese expects a reduction to the post-65 medical per capita claims cost in its postretirement plan. Accordingly, the Company treated the resulting (euro)5 million reduction in APBO at July 1, 2004 as an actuarial gain. The introduction of the federal benefit reduced the Company's FAS 106 net periodic benefit cost for the fiscal year ending September 30, 2004 by less than (euro)1 million, due to lower service cost and interest, as well as amortization of the unrecognized net gain.




                                                                         Pension Benefits              Postretirement Benefits
                                                                 -------------------------------  ----------------------------------
                                                                     As of             As of          As of             As of
                                                                  September 30,     December 31,   September 30,     December 31,
                                                                ---------------- ---------------- --------------- ------------------
                                                                     2004              2003            2004              2003
                                                                ---------------- ---------------- --------------- ------------------
                                                                                            (in (euro) millions)
                                                                --------------------------------------------------------------------
Change in projected benefit obligation
    Projected benefit obligation at beginning of period......          2,223                2,439              336              464
    Service cost ............................................             24                   32                2                2
    Interest cost ...........................................            104                  151               15               24
    Participant contributions ...............................              1                    1                8               10
    Plan amendments .........................................              1                    4               --              (59)
    Actuarial losses ........................................            160                  138                5               14
    Acquisitions ............................................             --                   --                1               --
    Special termination benefits ............................             10                   (1)              --               --
    Settlements .............................................             (2)                  (1)              --               --
    Curtailments ............................................             --                   --               (1)              --
    Benefits paid ...........................................           (109)                (150)             (34)             (49)
    Change in measurement dates .............................             --                    5               --               --
    Foreign currency exchange rate changes ..................             38                 (395)               6              (70)
                                                                       -----          -----------            -----       -----------
       Projected benefit obligation at end of period ........          2,450                2,223              338              336
                                                                       =====          ===========            =====       ===========


Weighted-average assumptions used to determine              Pension Benefits             Postretirement Benefits
     benefit obligations as of                     -----------------------------------------------------------------
                                                       As of             As of         As of             As of
                                                    September 30,     December 31,   September 30,     December 31,
                                                   ---------------  --------------- ---------------  ---------------
                                                       2004              2003           2004              2003
                                                    ----------------------------------------------------------------
   Discount rate:
      U.S. plans                                       6.00%            6.25%            6.00%            6.25%
      International plans                              5.65%            5.70%            5.95%            6.00%
         Combined                                      5.95%            6.20%            6.00%            6.25%
   Rate of compensation increase:
      U.S. plans                                       4.00%            4.00%                -                -
      International plans                              3.25%            2.25%                -                -
         Combined                                      3.80%            3.60%                -                -

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)




                                                                    Pension Benefits                Postretirement Benefits
                                                             ------------------------------- ---------------------------------------
                                                              As of September  As of December
                                                                   30,              31,       As of September 30, As of December 31,
                                                             ---------------- --------------- ------------------- ------------------
                                                                   2004           2003               2004               2003
                                                             ---------------- --------------- ------------------- ------------------
                                                                                    (in (euro) millions)
                                                             -----------------------------------------------------------------------
Change in plan assets
   Fair value of plan assets at beginning of period .......         1,527          1,501               --                  --
   Actual return on plan assets ...........................            55            303               --                  --
   Company contributions ..................................           129            136                25                  39
   Participant contributions ..............................             1              1                 9                  10
   Settlements ............................................            (2)            (1)              --                  --
   Benefits paid ..........................................          (109)          (150)              (34)                (49)
   Change in measurement dates ............................            --              2                --                  --
   Foreign currency exchange rate changes .................            29           (265)               --                  --
                                                                    -----          -----             -----               -----
       Fair value of plan assets at end of period .........         1,630          1,527                --                  --
                                                                    =====          ======            =====               =====

Funded status and net amounts recognized
   Plan assets in excess of (less than) benefit obligation.          (820)          (696)             (338)               (336)
   Unrecognized prior service cost (benefit) ..............            28             31               (54)                (56)
   Unrecognized actuarial loss ............................           858            657               141                 139
                                                                    -----          -----             -----               -----
       Net amount recognized in the consolidated
         balance sheets ...................................            66             (8)             (251)               (253)
                                                                    =====          ======            =====               =====

Amounts recognized in the accompanying
   consolidated balance sheets consist of:
   Accrued benefit liability ..............................          (696)          (585)             (251)               (253)
   Intangible asset(1) ....................................            27             31                --                  --
   Additional minimum liability(2) ........................           735            546                --                  --
                                                                    -----          -----             -----               -----
       Net amount recognized in the consolidated
         balance sheets ...................................            66             (8)             (251)               (253)
                                                                    =====          ======            =====               =====


(1) Amount is classified as other assets in the consolidated balance sheets.
(2) Amount shown net of tax in the consolidated statements of shareholders' equity.


    The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets as of September 30, 2004 were (euro)2,436 million,
(euro)2,316 million and (euro)1,615 million, respectively and as of December 31, 2003 were (euro)2,209 million, (euro)2,102 million and (euro)1,512 million, respectively.

    The accumulated benefit obligation for all defined benefit pension plans was
(euro)2,328 million and (euro)2,114 million at September 30, 2004 and December 31, 2003, respectively.

    Celanese uses a measurement date of December 31 for its pension and other postretirement benefit plans.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


    In 2003, Celanese changed the actuarial valuation measurement date for its Canadian pension and other postretirement benefit plans from September 30 to December 31. The net effect of this change is not material.

    In 2002, Celanese changed the actuarial valuation measurement date for its U.S. pension and other postretirement benefit plans from September 30 to December 31. Celanese believes this method is preferable in the circumstances because a calendar year reporting will bring the valuation date in line with its fiscal year-end reporting and allow for a more current measurement of the related actuarial components. Celanese accounted for this as a change in accounting principle, which resulted in a cumulative effect adjustment in 2002. As a result, income of (euro)9 million ((euro)0.18 per share), net of income taxes of (euro)5 million, was recorded to cumulative effect of changes in accounting principles in Celanese's consolidated statement of operations. In addition, this change reduced total 2002 pension and postretirement benefit expense cost by approximately (euro)14 million.




                                                                Pension Benefits                    Postretirement Benefits
                                                       -----------------------------------------------------------------------------
                                                          As of            As of December           As of            As of
Components of net periodic benefit cost                September 30,             31,             September 30,    December 31,
  for the periods ended                                -----------------------------------------------------------------------------
                                                            2004         2003         2002          2004        2003        2002
                                                       ------------    ----------  ----------   ------------ ----------  ----------
                                                                                    (in (euro) millions)
                                                       -----------------------------------------------------------------------------
Service cost ...........................................        24          32          35                2         2         3
Interest cost ..........................................       104         151         176               15        24        31
Expected return on plan assets .........................      (106)       (155)       (178)              --        --        --
Amortization of prior service cost .....................         4           7           8               (4)       (3)       (1)
Recognized actuarial loss ..............................        18          14           3                6         7         7
Amortization of the unamortized obligation..............        --          (1)         (2)              --        --        --
Curtailment loss (gain) ................................         1          --          (1)              --        --        --
Special termination charge .............................        10          --          --               --        --        --
Settlement loss ........................................         1           1           2               --        --        --
Change in measurement dates ............................        --          (1)        (15)              --         1         1
                                                              ----        ----        ----             ----      ----      ----
       Net periodic benefit cost .......................        56          48          28               19        31        41
                                                              ====        ====        ====             ====      ====      ====


    On January 1, 2004, Celanese's health care cost trend assumption for its US postretirement medical plan's net periodic benefit cost was 11% per year grading down 1% per year to an ultimate trend of 5%.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)




                                                                Pension Benefits                    Postretirement Benefits
                                                       -----------------------------------------------------------------------------
                                                          As of            As of December           As of            As of
Weighted-average assumptions used to determine         September 30,             31,             September 30,    December 31,
     net cost for the periods ended                    -----------------------------------------------------------------------------
                                                            2004         2003         2002          2004        2003        2002
                                                       ------------    ----------  ----------   ------------ ----------  ----------

Discount rate:
   U.S. plans .................................               6.25%       6.75%       7.25%            6.25%       6.75%       7.25%
   International plans ........................               5.70%       6.30%       6.90%            6.00%       6.50%       7.10%
      Combined ................................               6.20%       6.70%       7.20%            6.25%       6.75%       7.25%
Expected return on plan assets:
   U.S. plans .................................               8.50%       9.00%       9.00%               --          --          --
   International plans ........................               6.40%       7.10%       7.60%               --          --          --
      Combined ................................               8.25%       8.85%       8.90%               --          --          --
Rate of compensation increase:
   U.S. plans .................................               4.00%       4.00%       3.40%               --          --          --
   International plans ........................               2.25%       2.70%       3.30%               --          --          --
      Combined ................................               3.60%       3.75%       3.40%               --          --          --


    During the nine months ended September 30, 2004, the additional minimum liability increased by (euro)189 million. The additional minimum liability adjustment is principally a result of lower than expected rate of return on plan assets and the reduction in the discount rate. As a result of these adjustments, accumulated other comprehensive income (loss) in the consolidated statement of shareholders' equity was reduced by (euro)115 million representing the additional minimum pension liability and (euro)6 million of foreign currency translation, which is net of an income tax benefit of (euro)74 million.

    Included in the pension obligations above are accrued liabilities relating to supplemental retirement plans for certain employees amounting to (euro)190 million and (euro)168 million as of September 30, 2004 and December 31, 2003, respectively. Pension expense relating to these plans included in net periodic benefit cost totaled (euro)11 million, (euro)16 million and (euro)20 million for the nine months ended September 30, 2004 and for the years ended December 31, 2003 and 2002, respectively. To fund these obligations, Celanese has established non-qualified trusts, included within other non-current assets, which had market values of (euro)103 million and (euro)103 million at September 30, 2004 and December 31, 2003, respectively, and recognized income of (euro)1 million and
(euro)3 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively. There was no income recorded in 2002 related to these trusts. In 2003, Celanese contributed (euro)16 million to these trusts from proceeds it received from the demutualization of an insurance carrier. The gain associated with these proceeds was included within interest and other income, net, in the consolidated statement of operations.

    The asset allocation for the Company's qualified U.S. defined benefit pension plan as of September 30, 2004 and at the end of 2003, and the target allocation ranges for 2005 by asset category is presented below. The fair value of plan assets for this plan was (euro)1,424 million and (euro)1,412 million as of September 30, 2004 and at the end of 2003, respectively. These asset amounts represent approximately 87% of the Company's total pension assets at September 30, 2004 and 93% at December 31, 2003. The expected long-term rate of return on these assets was 8.5% at September 30, 2004 and 9.0% at December 31, 2003.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


   Plan assets did not include any investment in Celanese AG ordinary shares during the periods presented.


                                              Target                 Percentage of Plan Assets at
                                            Allocation        September 30,                    December 31,
                                          ---------------   ---------------------      -----------------------
Asset Category - US                            2005               2004                          2003
--------------------------------------    ---------------   ---------------------      -----------------------
Equity securities.....................          55 - 80%              73%                          74%
Debt securities.......................          25 - 30%              26%                          25%
Real Estate...........................            0 - 5%               0%                           0%
Other.................................            0 - 1%               1%                           1%
                                                            ----------------------      ----------------------
   Total                                                             100%                         100%


    The asset allocation for the Company's Canadian main defined benefit pension plan as of September 30, 2004 and at the end of 2003 and the target allocation ranges for 2005 by asset category is presented below. The fair value of plan assets for this plan was (euro)96 million and (euro)91 million as of September 30, 2004 and at December 31, 2003, respectively. These asset amounts represent approximately 6% of the Company's total pension assets at September 30, 2004 and December 31, 2003, respectively. The expected long-term rate of return on these plan assets was 7.5% at September 30, 2004 and December 31, 2003, respectively.



                                              Target                 Percentage of Plan Assets at
                                            Allocation        September 30,                    December 31,
                                          ---------------   ---------------------      -----------------------
Asset Category - Germany                       2005               2004                          2003
--------------------------------------    ---------------   ---------------------      -----------------------
Equity securities.....................          55 - 75%               65%                         64%
Debt securities.......................          25 - 45%               31%                         30%
Real Estate...........................           0 - 10%                3%                          3%
Other.................................            0 - 1%                1%                          3%
                                                            ----------------------      ----------------------
   Total                                                              100%                        100%
                                                            ======================      ======================


    The Company's other post-retirement benefit plans are unfunded.

     The financial objectives of the Company's qualified U.S. and Canadian pension plans are established in conjunction with a comprehensive review of each plan's liability structure. Asset allocation policy is based on detailed asset/liability analysis. In developing investment policy and financial goals, consideration is given to the plan's demographics, the returns and risks associated with alternative investment strategies, and the current and projected cash, expense and funding ratios of the plan. A formal asset/liability mix study of the plan is undertaken every 3 to 5 years or whenever there has been a material change in plan demographics, benefit structure or funding status and investment market. The Company has adopted a long-term investment horizon such that the risk and duration of investment losses are weighed against the long-term potential for appreciation of assets. Although there cannot be complete assurance that these objectives will be realized, it is believed that the likelihood for their realization is reasonably high, based upon the asset allocation chosen and the historical and expected performance of the asset classes utilized by the plans. The intent is for investments to be broadly diversified across asset classes, investment styles, investment managers, developed and emerging markets, business sectors and securities in order to moderate portfolio volatility and risk. Investments may be in separate accounts, commingled trusts, mutual funds and other pooled asset portfolios provided they all conform to fiduciary standards.

    External investment managers are hired to manage the Company's pension assets. An investment consultant assists with the screening process for each new manager hire. Over the long-term, the investment portfolio is expected to earn returns that exceed a composite of market indices that are weighted to match each plan's target asset

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


allocation. Long-term is considered three (3) to five (5) years; however, incidences of underperformance are analyzed. The portfolio return should also (over the long-term) meet or exceed the return used for actuarial calculations in order to minimize future pension contributions and escalation in pension expense.

    The expected rate of return assumptions for plan assets are based mainly on historical performance achieved over a long period of time (15 to 20 years) encompassing many business and economic cycles. Modest adjustments, upward and downward, may be made to those historical returns to reflect future capital market expectations; these expectations are typically derived from expert advice from the investment community and surveys of peer company assumptions.

    As a result of the (euro)85 million contribution made to the German plans for the nine months ended September 30, 2004, the four largest German plans, for the first time, have pension plan assets. The asset allocation for the Company's German defined benefit pension plans as of September 30, 2004, and the target allocation ranges for 2005 by asset category are presented below. The fair value of plan assets for these plans was (euro)86 million as of September 30, 2004. These asset amounts represent approximately 5% of the Company's total pension assets at September 30, 2004. The expected long-term rate of return on these assets was 5.5% at September 30, 2004.



                                              Target                 Percentage of Plan Assets at
                                            Allocation        September 30,                    December 31,
                                          ---------------   ---------------------      -----------------------
Asset Category - Germany                       2005               2004                          2003
--------------------------------------    ---------------   ---------------------      -----------------------

Equity securities.....................          30%                     0%                         n/a
Debt securities.......................          70%                     0%                         n/a
Real Estate...........................           0%                     0%                         n/a
Other.................................           0%                   100%                         n/a
                                                            ----------------------
   Total                                                             100%
                                                            ======================


    Plan assets did not include any investment in Celanese AG ordinary shares during the periods presented.

    As of September 30, 2004, Other consisted of short-term bank deposits, comprised of money market accounts. Given the timing of the contributions to the German plans, the plans investment managers did not have the opportunity to invest the funds based upon the investment guidelines.

    External investment managers have been hired to manage the Company's German pension assets going forward. For the equity securities portion, the goal is to approximate the development of the Euro Stoxx 50 Total Return performance using a passive equity mandate. For the debt security portion, Celanese uses a benchmark oriented active fixed income mandate that is oriented towards the Lehman Euro Aggregate Bond Index.

    The expected rate of return assumptions for plan assets are based mainly on historical performance achieved over a long period of time (15 to 20 years) encompassing many business and economic cycles. Modest adjustments, upward and downward, may be made to those historical returns to reflect future capital market expectations; these expectations are typically derived from expert advice from the investment community and surveys of peer company assumptions.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


   The table below reflects the pension benefits expected to be paid from the plan or from Celanese's assets. The postretirement benefits represent both the Company's share of the benefit cost and the participants' share of the cost, which is funded by participant contributions to the plan. Expected contributions reflect amounts expected to be contributed to funded plans.


                                         Pension        Postretirement
                                         Benefits          Benefits
                                    -----------------     ---------------
Employer Contributions                       (in (euro) millions)
--------------------------------    -------------------------------------
   2005 (projected).............             237               n/a

Expected Benefit Payments
--------------------------------
   2005.........................             113                36
   2006.........................             136                34
   2007.........................             137                32
   2008.........................             138                31
   2009.........................             140                30
   2010-2014....................             808               135


    Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:


                                                              One        One
                                                            Percent    Percent
                                                            Increase   Decrease
                                                          ----------   ---------
                                                            (in (euro) millions)
                                                          ----------------------
Effect on postretirement obligation...................             2        (2)


    The effect of a one percent increase or decrease in the assumed health care cost trend rate would have less than a (euro)1 million impact on service and interest cost.

    The following table represents additional benefit liabilities and other similar obligations:


                                                As of September       As of
                                                      30,          December 31,
                                                     2004              2003
                                               -----------------  --------------
                                                      (in (euro) millions)
                                               ---------------------------------
Other Obligations
Long-term disability..........................         62                 62
Other.........................................         13                 22
                                                   ------             ------
     Total....................................         75                 84


21. Shareholders' Equity

Number of Shares Authorized and Issued

    In 2002, Celanese retired 1,125,000 shares held in treasury, which resulted in a (euro)3 million reduction of common stock, a (euro)22 million reduction in additional paid-in capital and a (euro)25 million reduction in treasury stock. Celanese had authorized and issued 54,790,369 shares of common stock of no par value at September 30, 2004, December 31, 2003 and 2002.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


    See table below for share activity:




                                                                                       Common         Common          Authorized
                                                                                       Stock          Stock          Common Stock
                                                                                  ---------------- ------------- -------------------
                                                                                   (authorized and              (authorized, (a) not
                                                                                       issued)      (outstanding)     issued)
                                                                                  ---------------- ------------- -------------------
                                                                                                  (in whole shares)
                                                                                  ------------------------------- ------------------
As of December 31,  2001.........................................................     55,915,369      50,334,891              -
     Retirement of treasury shares...............................................     (1,125,000)              -              -
     Shares repurchased into treasury............................................              -        (284,798)             -
     Shares issued to Supervisory Board from treasury............................              -           8,383              -
     Authorized Capital increases pursuant to stock option plan..................              -               -      1,250,000
                                                                                   --------------  --------------  -------------
As of December 31,  2002.........................................................     54,790,369      50,058,476      1,250,000
     Shares repurchased into treasury............................................              -        (749,848)             -
     Shares issued to Supervisory Board from treasury............................              -          12,840              -
     Authorized Capital increases pursuant to stock option plan..................              -               -      1,250,000
                                                                                   --------------  --------------  -------------
As of December 31,  2003.........................................................     54,790,369      49,321,468      2,500,000
     Shares issued from treasury for exercise of stock options...................              -         560,150              -
                                                                                   --------------  --------------  -------------
As of September 30,  2004........................................................     54,790,369      49,881,618       2,500,000 (b)
                                                                                     ===========     ===========     ===========
(a)   Authorized by way of conditional capital.
(b)   560,150 shares of authorized stock can no longer be issued since execution of the respective stock options has been funded with treasury stock.


Authorized and Conditional Capital

    At the Annual General Meeting of Celanese held on May 15, 2002 and April 1, 2003, shareholders approved resolutions to increase the Company's share capital on a contingent basis by up to (euro)3,195,574 through the issuance of up to 1,250,000 ordinary shares, no-par value ("contingent capital") for each of the two years. As of December 31, 2003, total contingent capital amounted to
(euro)6,391,148 through the issuance of up to 2,500,000 ordinary shares. Out of this contingent capital, 560,150 shares of authorized stock can no longer be issued since execution of the respective stock options for the nine months ended September 30, 2004 has been funded with treasury stock. The contingent capital increase serves exclusively to grant stock options to members of the board of management and its group companies as well as to other senior managers of the Company. The issuance of these shares will be carried out only insofar as stock options are exercised and are not satisfied by the delivery of existing treasury shares.

Treasury Stock

    Celanese is legally permitted under the German Stock Corporation Act to hold as treasury shares a maximum of 10 percent of its authorized and issued shares at any point in time. At the Annual General Meeting of Celanese held on April 1, 2003, the shareholders renewed an authorization for the Board of Management to acquire and hold a maximum of 10 percent of the 54,790,369 shares authorized and issued at the time of such meeting. The authorization expired on September 30, 2004.

    During 2003, Celanese repurchased 749,848 shares at a total cost of (euro)14 million. In 2002, Celanese retired 1,125,000 treasury shares and repurchased 284,798 shares at a total cost of (euro)6 million.

    There were no shares issued to members of the Supervisory Board for the nine months ended September 30, 2004. There were 12,840 and 8,383 shares of treasury stock issued to members of the Supervisory Board as part of their annual compensation at December 31, 2003 and 2002, respectively.

    Celanese held 4,908,751, 5,468,901 and 4,731,893 shares of treasury stock as of September 30, 2004 and December 31, 2003 and 2002, respectively.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


Additional Paid-in Capital

    In connection with the demerger and pursuant to the Demerger Agreement executed and delivered by Celanese and Hoechst, Celanese assumed all of the assets and liabilities of Hoechst's basic chemicals, acetate, technical polymer and certain other industrial businesses as well as certain contractual rights and obligations related to other current and former Hoechst businesses. In the nine months ended September 30, 2004, Celanese recorded a (euro)2 million, net of tax of (euro)1 million, increase to additional paid-in capital related to recoveries due from Hoechst for the antitrust matters in the sorbates industry. During 2003, Celanese recorded a (euro)39 million, net of tax of (euro)29 million, increase to additional paid-in capital related to recoveries due from Hoechst for the antitrust matters in the sorbates industry. (See Note 25) In 2002, as a result of a favorable settlement of a demerger liability with Hoechst, Celanese recorded a (euro)7 million increase to additional paid-in capital.

    During 2003 and 2002, Celanese granted stock options totaling 0.1 million and 1.1 million, respectively, and, in accordance with SFAS No. 123, expensed the fair value of these options. As a result, additional paid-in capital increased by (euro)2 million during the first nine months of 2004, (euro)5 million in 2003 and (euro)3 million in 2002 to reflect the amortization of the fair value of the stock options. (See Note 22)

Accumulated Other Comprehensive Income (Loss)

    Comprehensive income (loss), which is displayed in the consolidated statement of shareholders' equity, represents net earnings (loss) plus the results of certain shareholders' equity changes not reflected in the consolidated statement of operations. Such items include unrealized gains/losses on marketable securities, foreign currency translation, minimum pension liabilities and unrealized gains/losses on derivative contracts.

    The after-tax components of accumulated other comprehensive income (loss) are as follows:




                                                                                                Unrealized       Accumulated
                                                    Unrealized                   Additional       Gain/            Other
                                                     Gain on        Foreign        Minimum      (Loss) on      Comprehensive
                                                    Marketable     Currency       Pension       Derivative         Income/
                                                    Securities    Translation     Liability     Contracts          (Loss)
                                                  ------------  ------------    ------------    ------------  ------------
                                                                            (in (euro) millions)
                                                ----------------------------------------------------------------------------
Balance at December 31,  2001.................              3          263            (267)            (4)             (5)
     Current-period change....................              2         (174)           (220)            (5)           (397)
                                                  ------------  ------------    ------------    ------------  ------------
Balance at December 31,  2002.................              5           89            (487)            (9)           (402)
     Current-period change....................              3         (114)             10              5             (96)
                                                  ------------  ------------    ------------    ------------  ------------
Balance at December 31,  2003.................              8          (25)           (477)            (4)           (498)
     Current-period change....................              3           12            (115)             3             (97)
                                                  ------------  ------------    ------------    ------------  ------------
Balance at September 30,  2004................             11          (13)           (592)            (1)           (595)
                                                  ============  ============    ============    ============  ============


Dividend Policy

    At the annual shareholders' meeting on June 15, 2004, Celanese AG shareholders approved payment of a dividend on the Celanese AG shares for the fiscal year ended on December 31, 2003 of (euro)0.12 per share. For the short fiscal year ended on September 30, 2004, Celanese AG will not be able to pay a dividend to its shareholders due to losses incurred in the Celanese AG statutory accounts.

    Any minority shareholder of Celanese AG who elects not to accept the compensation (Abfindungsangebot) offer in connection with the Domination Agreement will remain a shareholder of Celanese AG and be entitled to receive a guaranteed fixed annual payment on its shares, in lieu of any future dividends for any fiscal years commencing after September 30, 2004, as long as the Domination Agreement remains in effect.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


    The amount of the guaranteed fixed annual payment to be paid to any minority shareholder who elects to retain their Celanese AG shares was based on an analysis of the fair enterprise value of Celanese as of the date of the relevant shareholders' meeting on July 30 and 31, 2004 assuming a full distribution of profits. Per the Domination Agreement, the gross guaranteed fixed annual payment is (euro)3.27 per Celanese AG share less certain corporate taxes.

22. Stock-based Compensation

    At the Annual General Meetings of Celanese on May 15, 2002 and April 1, 2003, shareholders approved the 2002 Celanese Stock Option Plan (the "2002 Plan"), and the 2003 Celanese Stock Option Plan (the "2003 Plan"), respectively. Each plan authorized the issuance of up to 1.25 million options to purchase shares of Celanese AG common stock. Options are granted at an exercise price reflecting the reference price (twenty day average of market price prior to grant date) plus a 20% exercise premium and become exercisable five years from the date of grant. Two year vesting is possible, if the market price per share outperforms the median performance of Celanese competitors as defined in the plan over the holding period. All unexercised options expire ten years from the date of grant. If the market price per Celanese AG share of common stock on the date of exercise is at least 20% higher than the reference price at the time of the grant, the holder is entitled to receive a cash payment equal to the exercise premium of 20%.

    On July 8, 2002, Celanese granted 1.1 million stock options relating to the 2002 Plan, at an exercise price of (euro)27.54 per share, to members of the Board of Management and key employees for the purchase of Celanese AG shares of common stock. On January 31, 2003, Celanese granted an additional 0.1 million stock options relating to the 2002 plan, at an exercise price of (euro)23.78 per share, to individuals who became eligible persons since the last grant for the purchase of Celanese AG shares of common stock.

    In accordance with SFAS No. 123, the fair value of the 0.1 million options granted approximated (euro)1 million. As a result of Celanese's market price per share outperforming the median performance of Celanese's peer group, the fair value of these options will be recognized over the accelerated vesting period of two years. For the nine months ended September 30, 2004 and the years ended December 31, 2003 and 2002, Celanese recognized compensation expense of (euro)2 million, (euro)5 million and (euro)3 million, respectively, for these options to the consolidated statements of operations with a corresponding increase to additional paid in capital within shareholders' equity.

    A summary of the activity related to the 2003 Plan and 2002 Plan for the nine months ended September 30, 2004 and for the years ended December 31, 2003 and 2002 is presented in the table below (stock options in millions):




                                                    2004                        2003                           2002
                                          ------------------------------------------------------------------------------------------
                                                         Weighted-                    Weighted-                       Weighted-
                                             Number       Average         Number       Average          Number         Average
                                               of          Grant            of          Grant             of            Grant
                                            Options   Price in (euro)    Options   Price in (euro)     Options     Price in (euro)
                                          ----------  ---------------------------  --------------------------- -------------------
Outstanding at beginning of period .......       1.2          27.26           1.1         27.54            --              --
Granted ..................................        --             --           0.1         23.78           1.1           27.54
Exercised ................................      (0.6)         27.54            --            --            --              --
Forfeited ................................      (0.1)         27.14            --            --            --              --
                                              ------        -------        ------        ------        -------         ------
      Outstanding at end of period .......       0.5          27.01           1.2         27.26           1.1           27.54
                                              ======        =======        ======        ======        =======         ======
      Options exercisable at end of period       0.5          27.54            --            --            --              --
                                              ======        =======        ======        ======        =======         ======

      Weighted-average remaining
           contractual life (years) ......                      7.8                         8.5                           9.5
                                                            =======                      ======                        ======

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


   The weighted-average fair value of the options granted during the years ended December 31, 2003 and 2002 was estimated to be (euro)6.41 per option and
(euro)9.33 per option, respectively, on the date of grant using the Black-Scholes option-pricing model with the following assumptions:


                                                         2003         2002
                                                      ----------   ----------
Expected dividend yield .........................        1.70%        1.70%
Risk-free interest rate..........................        3.29%        4.30%
Expected stock price volatility .................       42.00%       41.00%
Expected life (years) ...........................         6           6


    Effective January 15, 2001, Celanese adopted the Long-Term Incentive Plan (the "2000 Celanese LTIP"). The 2000 Celanese LTIP covers the Board of
Management and senior executives of Celanese. Stock appreciation rights ("Rights") granted under the 2000 Celanese LTIP have a ten-year term and generally will be exercisable in whole or in part, subject to certain limitations, at any time during the period between January 15, 2003 and January 14, 2011, provided at the time of exercise, the performance of an ordinary share of Celanese on the Frankfurt Stock Exchange must exceed the performance of the median of the share prices of Celanese's peer group companies as defined by the Board of Management of Celanese. Under the 2000 Celanese LTIP, the participant will receive the cash difference between the base price and the share price of Celanese on the day of exercise. Of the total Rights granted under this plan, approximately 8,500 remain outstanding as of September 30, 2004. Celanese recognized expense of less than (euro)1 million, (euro)20 million and (euro)1 million during the nine months ended September 30, 2004 and the years ended December 31, 2003 and 2002, respectively, for the 2000 Celanese LTIP. Rights remaining unexercised as of January 15, 2011 will be deemed to have been forfeited as of that date. The grant price of these Rights was (euro)19.56 per share.

    During 1999, Celanese adopted the Equity Participation Plan (the "1999 Celanese EPP") and the Long-Term Incentive Plan (the "1999 Celanese LTIP"). The 1999 Celanese EPP covers the Board of Management and certain senior executives of Celanese. The participants in the 1999 Celanese EPP were required to purchase a defined value of Celanese stock over a one or two year period. The Rights granted under the 1999 Celanese EPP were based on the required amount of money invested in Celanese AG shares by the participant, divided by the base price of the stock and multiplied by two. Rights granted under the EPP have a ten-year term and generally will be exercisable in whole or in part, subject to certain limitations, at any time during the period between October 25, 2001 and October 25, 2009, provided at the time of exercise, the performance of an ordinary share of Celanese on the Frankfurt Stock Exchange must exceed the median of performance of the share prices of Celanese's peer group companies as defined by the Celanese Board of Management. Under the 1999 Celanese EPP, the participant will receive the cash difference between the base price and the Celanese AG share price on the day of exercise. Of the total Rights granted under this plan, 7,500 remain outstanding as of September 30, 2004. Rights remaining unexercised as of October 26, 2009 will be deemed to have been forfeited as of that date. The grant price of these Rights was (euro)16.37 per share. Celanese recognized expense of less than (euro)1 million, (euro)15 million and (euro)2 million for the 1999 Celanese EPP during the nine months ended September 30, 2004 and the years ended December 31, 2003 and 2002, respectively.

    The 1999 Celanese LTIP covers the Board of Management and senior executives of Celanese. Rights granted under the 1999 Celanese LTIP have a ten-year term and generally are exercisable in whole or in part, subject to limitations, at any time during the period between October 25, 2001 and October 25, 2009, provided at the time of exercise, the performance of an ordinary share of Celanese on the Frankfurt Stock Exchange must exceed the performance of the median of the share prices of Celanese's peer group companies as defined by the Board of Management of Celanese. Under the 1999 Celanese LTIP, the participant will receive the cash difference between the base price and the share price of Celanese on the day of exercise. At September 30, 2004, 8,650 of the total
Rights granted under this plan remained outstanding. Rights remaining unexercised as of October 26, 2009 will be deemed to have been forfeited as of that date. The grant price of these Rights was (euro)16.37 per share. Celanese recognized expense of less than (euro)1 million, (euro)15 million and (euro)1 million for the 1999 Celanese LTIP in the nine months ended September 30, 2004 and the years ended December 31, 2003 and 2002, respectively.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


   A summary of the activity related to stock appreciation rights plans for the nine months ended September 30, 2004 and for the years ended December 31, 2003 and 2002 is presented in the table below (Rights in millions):




                                                    2004                        2003                           2002
                                          ----------------------------  ----------------------------  ------------------------------
                                                         Weighted-                    Weighted-                       Weighted-
                                             Number       Average         Number       Average          Number         Average
                                               of          Grant            of          Grant             of            Grant
                                             Rights   Price in (euro)     Rights   Price in (euro)      Rights     Price in (euro)
                                          ----------  ----------------  ---------  -----------------  -------- -------------------
Outstanding at beginning of period ...           3.1          17.77           5.2         17.54           5.8           17.47
Granted ..............................            --             --            --            --           0.1           19.56
Exercised ............................          (3.1)         17.77          (2.1)        17.27          (0.6)          16.37
Forfeited ............................            --             --            --            --          (0.1)          19.56
                                              ------        -------        ------        ------        -------         ------
   Outstanding at end of period ......            --             --           3.1         17.77           5.2           17.54
                                              ======        =======        ======        ======        =======         ======
   Rights exercisable at end of period            --             --           3.1         17.77           3.3           16.37
                                              ======        =======        ======        ======        =======         ======


    Beginning in 2000, Celanese offered stock participation plans ("SPP") to employees not eligible to participate in the stock appreciation rights plans. Under these plans, active employees who invest a defined amount of money in Celanese AG shares during a limited period of time are entitled to receive a 35 percent rebate from Celanese. The SPP was not offered to employees during 2004 or 2003. Compensation expense of (euro)2 million was recognized in 2002 related to the SPP.

    In connection with the demerger, Celanese assumed obligations associated with the Hoechst 1997 Stock Appreciation Rights Plan (the "1997 Hoechst SAR Plan") and the Hoechst 1998 Stock Option Plan (the "1998 Hoechst Option Plan") for participating Celanese employees under these compensation programs. As a result of the merger of Hoechst and Rhone-Poulenc to form Aventis in December 1999, the terms and conditions of these compensation programs were modified to take into account the changed circumstances.

    The 1997 Hoechst SAR Plan and 1998 Hoechst Option Plan, including all rights and options granted, expired in 2002 and 2003, respectively. There was no impact on earnings for the nine months ended September 30, 2004 and less than (euro)1 million of income for the years ended December 31, 2003 and 2002, respectively, for the 1998 Hoechst Option Plan. Celanese recognized (euro)1 million of income in 2002 for the 1997 Hoechst SAR Plan.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


23. Leases

    Total  minimum rent charged to  operations  under all  operating  leases was
(euro)58 million, (euro)83 million and (euro)78 million for the nine months ended September 30, 2004 and for the years ended 2003 and 2002, respectively. Future minimum lease payments under rental and lease agreements which have initial or remaining terms in excess of one year at September 30, 2004 are as follows:




                                                                   Capital    Operating
                                                                  --------- -------------
                                                                   (in (euro) millions)
                                                                  -----------------------
2005 .......................................................           3          34
2006 .......................................................           3          28
2007 .......................................................           2          23
2008 .......................................................           1          15
2009 .......................................................           1          11
Later years ................................................           4          32
Sublease income ............................................           -          (5)
                                                                     ---        ----
       Minimum lease commitments ...........................          14         138
                                                                                ====
Less amounts representing interest .........................           3
                                                                     ---
       Present value of net minimum lease obligations ......          11
                                                                     ===


    The related assets for capital leases are included in machinery and equipment in the consolidated balance sheets.

    Management expects that, in the normal course of business, leases that expire will be renewed or replaced by other leases.

24. Financial Instruments

    In the normal course of business, Celanese uses various financial instruments, including derivative financial instruments, to manage risks associated with interest rate, currency, certain raw material price and stock based compensation exposures. Celanese does not use derivative financial instruments for speculative purposes.

Interest Rate Risk Management

    Celanese entered into interest rate swap agreements to reduce the exposure of interest rate risk inherent in Celanese's outstanding debt by locking in borrowing rates to achieve a desired level of fixed/floating rate debt depending on market conditions. At September 30, 2004, Celanese had no interest rate swap agreements in place. Celanese had open interest rate swaps with a notional amount of $200 million ((euro)158 million) at December 31, 2003. In the second quarter of 2004, Celanese recorded a loss of (euro)3 million in interest and other income, net associated with the early termination of its $200 million ((euro)165 million) interest rate swap. During 2003, Celanese recorded a loss of
(euro)6 million in interest and other income, net, associated with the early termination of one of its interest rate swaps. Celanese recognized net interest expense from hedging activities relating to interest rate swaps of (euro)3 million, (euro)10 million and (euro)13 million for the nine months ended September 30, 2004 and the years ended December 31, 2003 and 2002. During 2003, Celanese's interest rate swaps, designated as cash flow hedges, resulted in a decrease in total assets and total liabilities and an increase in shareholders' equity of (euro)3 million, (euro)11 million and (euro)5 million, net of related income tax of (euro)3 million, respectively. Celanese recorded a net gain (loss) of less than ((euro)1) million, (euro)1 million and ((euro)3) million in interest and other income, net of the ineffective portion of the interest rate swaps, during the nine months ended September 30, 2004 and the years ended December 31, 2003 and 2002, respectively.

Foreign Exchange Risk Management

     Certain Celanese entities have receivables and payables denominated in currencies other than their respective functional currencies, which creates foreign exchange risk. Celanese may enter into foreign currency forwards and options to minimize its exposure to foreign currency fluctuations. The foreign currency contracts are fair value hedges mainly for booked exposure and, in some cases, cash flow hedges for anticipated exposure associated with sales from the Performance Products segment.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


    Contracts with notional amounts totaling approximately (euro)498 million and
(euro)606 million at September 30, 2004 and December 31, 2003, respectively, are predominantly in U.S. dollars, British pound sterling, Japanese yen, and Canadian dollars. Most of Celanese's foreign currency forward contracts did not meet the criteria of SFAS No. 133 to qualify for hedge accounting. Celanese recognizes net foreign currency transaction gains or losses on the underlying transactions, which are offset by losses and gains related to foreign currency forward contracts. For the nine months ended September 30, 2004, Celanese's foreign currency forward contracts, designated as fair value hedges, resulted in a decrease in total assets and total liabilities of (euro)26 million and (euro)2 million, respectively. As of September 30, 2004, these contracts hedged a portion (approximately 81%) of Celanese's U.S. dollar denominated intercompany net receivables held by euro denominated entities. Related to the unhedged portion, a net gain of approximately (euro)2 million from foreign exchange gains or losses was recorded to interest and other income, net for the nine months ended September 30, 2004. During 2003, Celanese's foreign currency forward contracts, designated as fair value hedges, resulted in a decrease in total assets of (euro)7 million and an increase in total liabilities of (euro)1
million.   As  of  December  31,  2003,   these   contracts   hedged  a  portion
(approximately 85%) of Celanese's U.S. dollar denominated intercompany net receivables held by euro denominated entities. Related to the unhedged portion, a net loss of approximately (euro)12 million from foreign exchange gains or losses was recorded to interest and other income, net in 2003. During the year ended December 31, 2002, Celanese hedged all of its US. dollar denominated intercompany net receivables held by euro denominated entities. Therefore, there was no material net effect from foreign exchange gains or losses in interest and other income, net. Hedging activities related to intercompany net receivables yielded cash flows from operating activities of approximately (euro)13 million,
(euro)160 million and (euro)100 million for the nine months ended September 30, 2004 and the years ended December 31, 2003 and 2002, respectively.

Commodity Risk Management

    Celanese's policy for the majority of our natural gas and butane requirements allows entering into supply agreements and forward purchase or cash-settled swap contracts. Celanese recognized losses of (euro)1 million,
(euro)3 million and less than (euro)1 million from natural gas swaps and butane contracts in the nine months ended September 30, 2004 and the years ended December 31, 2003 and 2002, respectively. There was no material impact on the balance sheet at September 30, 2004 and December 31, 2003. The effective portions of unrealized gains and losses associated with the cash-settled swap contracts are (euro)0 million as of September 30, 2004 and December 31, 2003, which are recorded as a component of accumulated other comprehensive income
(loss) until the underlying hedged transactions are reported in earnings. Celanese did not have any open commodity swaps as of September 30, 2004. The Company had open swaps with a notional amount of (euro)4 million as of December 31, 2003.

Stock Based Compensation Risk Management

    During 2001, Celanese purchased call options for one million shares of Celanese stock to offset, in part, its exposure of the 2000 Celanese LTIP. These options had a maturity of two years, a strike price of (euro)19.56 per share and an average premium of (euro)4.39 per share. These options expired during 2003. As a result, a net loss of (euro)1 million was recorded to interest and other income, net in 2003.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


Fair Value of Financial Instruments

    Summarized below are the carrying values and estimated fair values of Celanese's financial instruments as of September 30, 2004 and December 31, 2003, respectively. For these purposes, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.




                                                            As of September 30,    As of December 31,
                                                                   2004                  2003
                                                          ---------------------  ---------------------
                                                            Carrying     Fair     Carrying     Fair
                                                             Amount     Value      Amount     Value
                                                          ----------- --------  ----------- ----------
                                                                      (in (euro) millions)
                                                          --------------------------------------------
Other assets - investments .............................        268       268         251        251
Long-term debt .........................................        485       483         387        393
Pension funds in non-qualified trust....................        103       103         103        103
Debt-related derivative liability ......................          -         -          10         10
Foreign exchange-related derivative asset ..............         14        14          37         37


    At September 30, 2004 and December 31, 2003, the fair values of cash and cash equivalents, receivables, notes payable, trade payables, short-term debt and the current installments of long-term debt approximate carrying values due to the short-term nature of these instruments. These items have been excluded from the table. Additionally, certain long-term receivables, principally insurance recoverables, are carried at net realizable value. (See Note 25)

    Included in other assets are certain investments accounted for under the cost method and long-term marketable securities classified as available-for-sale. In general, the cost investments are not publicly traded; however, Celanese believes that the carrying value approximates the fair value.

    The fair value of long-term debt and debt-related financial instruments is estimated based upon the respective implied forward rates as of September 30, 2004, as well as quotations from investment bankers and on current rates of debt for similar type instruments.

25. Commitments and Contingencies

    Celanese is involved in a number of legal proceedings, lawsuits and claims incidental to the normal conduct of its business, relating to such matters as product liability, anti-trust, past waste disposal practices and release of chemicals into the environment. While it is impossible at this time to determine with certainty the ultimate outcome of these proceedings, lawsuits and claims, management believes, based on the advice of legal counsel, that adequate provisions have been made and that the ultimate outcome will not have a material adverse effect on the financial position of Celanese, but may have a material adverse effect on the results of operations or cash flows in any given accounting period. (See also Note 26)

Plumbing Actions

    CNA Holdings, Inc. ("CNA Holdings"), a U.S. subsidiary of Celanese, includes the U.S. business now conducted by Ticona. CNA Holdings, along with Shell
Chemical Company ("Shell") and E. I. du Pont de Nemours ("DuPont"), among others, have been the defendants in a series of lawsuits, alleging that plastics manufactured by these companies that were utilized in the production of plumbing systems for residential property were defective or caused such plumbing systems to fail. Based on, among other things, the findings of outside experts and the successful use of Ticona's acetal copolymer in similar applications, CNA Holdings does not believe Ticona's acetal copolymer was defective or caused the plumbing systems to fail. In many cases CNA Holdings' exposure may be limited by invocation of the statute of limitations since CNA Holdings ceased selling the resin for use in the plumbing systems in site built homes during 1986 and in manufactured homes during 1990.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


CNA Holdings has been named a defendant in ten putative class actions, further described below, as well as a defendant in other non-class actions filed in ten states, the U.S. Virgin Islands, and Canada. In these actions, the plaintiffs typically have sought recovery for alleged property damages and, in some cases, additional damages under the Texas Deceptive Trade Practices Act or similar type statutes. Damage amounts have not been specified.

    Developments under this matter are as follows:

    o Class certification has been denied in putative class actions pending in Florida state court. Although plaintiffs subsequently sought to bring actions individually, they were dismissed and are on appeal.

    o Class certification has been denied in a putative class action pending in South Carolina state court. Celanese's motion to dismiss has been granted and plaintiffs' appeals up to the U.S. Supreme Court have been denied.

    o In April 2000, the U.S. District Court for the District of New Jersey denied class certification for a putative class action (of insurance companies with respect to subrogation claims). The plaintiffs' appeal to the Third Circuit Court of Appeals was denied in July 2000 and the case was subsequently dismissed. In September 2000, a similar putative class action seeking certification of the same class that was denied in the New Jersey matter was filed in Tennessee state court. The court denied certification in March 2002, and plaintiffs are attempting an appeal. Cases are continuing on an individual basis.

    o Class certification of recreational vehicle owners was denied by the Chancery Court of Tennessee, Weakley County in July 2001, and cases are proceeding on an individual basis.

    o The U.S. District Court for the Eastern District of Texas denied certification of a putative class action in March 2002, and the plaintiffs' appeals have been dismissed by the appellate court. Plaintiff's petition to appeal to the U.S. Supreme Court was denied in late September 2004.

    o Four putative class actions are pending in Canadian courts. Two matters pending in Ontario were consolidated and denied class certification. This consolidated action is currently on appeal. The two matters pending in Quebec and British Columbia are "on hold" pending the outcome of the Ontario appeal, as in Canadian practice, Ontario tends to be the lead jurisdiction in such matters. Dupont and Shell have each settled these matters. Their settlement agreements have been approved by the courts, although Shell's legal fees are awaiting court approval. Consequently, Celanese remains the only defendant in these matters.

    o The court in a putative class action pending in the U.S. Virgin Islands denied certification to a U.S. territories-wide class and dismissed Celanese on jurisdictional grounds. Plaintiffs are seeking reconsideration of those rulings.

    o A putative nationwide class action was filed in federal court in Indiana in December 2002, against, among others, CNA Holdings and Shell. CNA's motion to dismiss this lawsuit was granted in December 2003. Plaintiffs appealed to the Seventh Circuit in January 2004 and that appeal is ongoing.

    In November 1995, CNA Holdings, DuPont and Shell entered into national class action settlements, which have been approved by the courts. The settlements call for the replacement of plumbing systems of claimants who have had qualifying leaks, as well as reimbursements for certain leak damage. Furthermore, the three companies had agreed to fund such replacements and reimbursements up to $950 million. As of September 30, 2004, the funding is $1,073 million due to additional contributions and funding commitments, made primarily by other parties. There are additional pending lawsuits in approximately ten jurisdictions not covered by this settlement; however, these cases do not involve (either individually or in the aggregate) a large number of homes, and management does not expect the obligations arising from these lawsuits to have a material adverse effect on Celanese.

    In 1995, CNA Holdings and Shell settled the claims of certain individuals, owning 110,000 property units for an amount not to exceed $170 million. These claimants are also eligible for a replumb of their homes in accordance with the terms similar to those of the national class action settlement. CNA Holdings' and Shell's contributions under this settlement were subject to allocation as determined by binding arbitration.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


    CNA Holdings has accrued its best estimate of its share of the plumbing actions. At September 30, 2004, Celanese had remaining accruals of (euro)60 million for this matter, of which (euro)10 million is included in current liabilities. Management believes that the plumbing actions are adequately provided for in the consolidated financial statements. However, if Celanese were to incur an additional charge for this matter, such a charge would not be expected to have a material adverse effect on the financial position, but may have a material adverse effect on the results of operations or cash flows of Celanese in any given accounting period. Celanese has reached settlements with CNA Holdings' insurers specifying their responsibility for these claims; as a result, Celanese has recorded receivables relating to the anticipated recoveries from certain third party insurance carriers. These receivables are based on the probability of collection, an opinion of external counsel, the settlement agreements with Celanese's insurance carriers whose coverage level exceeds the receivables and the status of current discussions with other insurance carriers. As of September 30, 2004, Celanese has a (euro)52 million note receivable related to a settlement with an insurance carrier. This receivable is discounted and recorded within Other assets in the consolidated balance sheet as it will be collected over the next four years.

Sorbates Litigation

    In 1998, Nutrinova Inc., a U.S. subsidiary of Nutrinova Nutrition Specialties & Food Ingredients GmbH, then a wholly-owned subsidiary of Hoechst, received a grand jury subpoena from the U.S. District Court for the Northern District of California in connection with a U.S. criminal antitrust investigation of the sorbates industry. On May 3, 1999, Hoechst and the Government of the United States of America entered into an agreement under which Hoechst pled guilty to a one-count indictment charging Hoechst with participating in a conspiracy to fix prices and allocate market shares of sorbates sold in the U.S. Hoechst and the U.S. Government agreed to recommend that the U.S. District Court fine Hoechst $36 million. This fine was payable over five years, with the last payment of $5 million being made in June 2004. Hoechst also agreed to cooperate with the government's investigation and prosecutions related to the sorbates industry. The U.S. District Court accepted this plea on June 18, 1999 and imposed the penalty as recommended in the plea agreement.

    In addition, several civil antitrust actions by sorbates customers, seeking monetary damages and other relief for alleged conduct involving the sorbates industry, have been filed in U.S. state and federal courts naming Hoechst, Nutrinova, and other Celanese subsidiaries, as well as other sorbates manufacturers, as defendants. Many of these actions have been settled and dismissed by the court.

    In July 2001, Hoechst and Nutrinova entered into an agreement with the Attorneys General of 33 states, pursuant to which the statutes of limitations were tolled pending the states' investigations. This agreement expired in July 2003. Since October 2002, the Attorneys General for New York, Illinois, Ohio, Nevada, Utah and Idaho filed suit on behalf of indirect purchasers in their respective states. The Utah, Nevada and Idaho actions have been dismissed as to Hoechst, Nutrinova and Celanese. A motion for reconsideration is pending in Nevada and an appeal is pending in Idaho. The Ohio and Illinois actions have been settled. The New York action is the only Attorney General action still pending. The court in the New York matter dismissed all antitrust claims; however other state law claims are still pending. A settlement agreement with the Attorneys General of Connecticut, Florida, Hawaii, Maryland, South Carolina, Oregon and Washington is currently being negotiated and these attorney generals have been granted extensions of the tolling agreement.

    Nutrinova and Hoechst have cooperated with the European Commission since 1998. In May 2002, the European Commission informed Hoechst of its intent to investigate officially the sorbates industry, and in January 2003, the European Commission served Hoechst, Nutrinova and a number of competitors with a statement of objections alleging unlawful, anticompetitive behavior affecting the European sorbates market. In October 2003, the European Commission ruled that Hoechst, Chisso Corporation, Daicel Chemical Industries Ltd., The Nippon Synthetic Chemical Industry Co. Ltd. and Ueno Fine Chemicals Industry Ltd. operated a cartel in the European sorbates market between 1979 and 1996. The European Commission imposed a total fine of (euro)138.4 million, of which
(euro)99 million was assessed against Hoechst. The case against Nutrinova was closed. The fine against Hoechst is based on the European Commission's finding that Hoechst does not qualify under the leniency policy, is a repeat violator and, together with Daicel, was a co-conspirator. In Hoechst's favor, the European Commission gave a discount for cooperating in the investigation. Hoechst appealed the European Commission's decision in December 2003. Payment of the obligation is deferred pending a ruling on the appeal.

    Based on the advice of external counsel and a review of the existing facts and circumstances relating to the sorbates matter, including the status of government investigations, as well as civil claims filed and settled, Celanese

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


has remaining accruals of (euro)105 million. This amount is included in current liabilities at September 30, 2004 for the estimated loss relative to this matter. Although the outcome of this matter cannot be predicted with certainty, management's best estimate of the range of possible additional future losses and fines, including any that may result from the above noted governmental proceedings, as of September 30, 2004 is between (euro)0 and (euro)7 million. The estimated range of such possible future losses is management's best estimate based on the advice of external counsel taking into consideration potential fines and claims, both civil and criminal, that may be imposed or made in other jurisdictions.

    Pursuant to the Demerger Agreement, Celanese was assigned the obligation related to the sorbates matter. However, Hoechst agreed to indemnify Celanese for 80 percent of any costs Celanese may incur relative to this matter. Accordingly, Celanese has recognized a receivable from Hoechst and a corresponding contribution of capital, net of tax, from this indemnification. As of September 30, 2004, Celanese has receivables, recorded within current assets, relating to the sorbates indemnification from Hoechst totaling (euro)84 million. In 2003, Celanese recorded a (euro)39 million, net of tax, increase to additional paid-in capital related to the recoveries from Hoechst for the special charges discussed above. The remaining accrual and the estimated range of possible additional future losses, noted above, for this matter are gross of any recovery from Hoechst. Celanese believes that any resulting liabilities, net of amounts recoverable from Hoechst, will not, in the aggregate, have a material adverse effect on Celanese's financial position, but may have a material adverse effect on results of operations or cash flows in any given accounting period.

Guarantees

    Celanese has agreed to guarantee or indemnify third parties for environmental and other liabilities pursuant to a variety of agreements, including asset and business divestiture agreements, leases, settlement agreements, and various agreements with affiliated companies. Although many of these obligations contain monetary and/or time limitations, others do not provide such limitations.

    Celanese has accrued for all probable and reasonably estimable losses associated with all known matters or claims that have been brought to its attention. (See Note 26)

    These known obligations include the following:

        Demerger Obligations

            Celanese  has   obligations   to   indemnify   Hoechst  for  various
        liabilities under the Demerger Agreement as follows:

            o Celanese agreed to indemnify Hoechst for environmental liabilities associated with contamination arising under 19 divestiture agreements entered into by Hoechst prior to the demerger.

                Celanese's obligation to indemnify Hoechst is subject to the following thresholds:

                o Celanese will indemnify Hoechst against those liabilities up to (euro)250 million;

                o Hoechst will bear those liabilities exceeding (euro)250 million, however Celanese will reimburse Hoechst for one-third  of those  liabilities  for  amounts  that  exceed
                    (euro)750 million in the aggregate.

                Celanese's obligation regarding two agreements has been settled. The aggregate maximum amount of environmental indemnifications under the remaining divestiture agreements that provide for monetary limits is approximately (euro)750 million. Three of the divested agreements do not provide for monetary limits.

                Based on Celanese's estimate of the probability of loss under this indemnification, Celanese had reserves of (euro)38 million as of September 30, 2004, for this contingency. Where Celanese is unable reasonably to determine the probability of loss or estimate such loss under an indemnification, Celanese has not recognized any related liabilities. (See Note 26)

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


            o Celanese has also undertaken in the Demerger Agreement to indemnify Hoechst to the extent that Hoechst is required to discharge liabilities, including tax liabilities, associated with businesses that were included in the demerger where such liabilities were not demerged, due to legal restrictions on the transfers of such items. These indemnities do not provide for any monetary or time limitations. Celanese has not provided for any reserves associated with this indemnification. Celanese did not make any payments to Hoechst in the nine months ended September 30, 2004 or the years ended December 31, 2003 and 2002 in connection with this indemnification.

        Divestiture Obligations

            Celanese and its predecessor companies agreed to indemnify third party purchasers of former businesses and assets for various pre-closing conditions, as well as for breaches of representations, warranties and covenants. Such liabilities also include environmental liability, product liability, antitrust and other liabilities. These indemnifications and guarantees represent standard contractual terms associated with typical divestiture agreements and, other than environmental liabilities, Celanese does not believe that they expose the Company to any significant risk.

            Since the demerger, Celanese has divested in the aggregate over 20 businesses, investments and facilities, through agreements containing indemnifications or guarantees to the purchasers. Many of the obligations contain monetary and/or time limitations, ranging from one year to 30 years, the aggregate amount of guarantees provided for under these agreements is approximately (euro)2.1 billion as of September 30, 2004. Other agreements do not provide for any monetary or time limitations.

            Based on Celanese's historical claims experience and its knowledge of the sites and businesses involved, the Company believes that it is adequately reserved for these matters. As of September 30, 2004, Celanese has reserves in the aggregate of (euro)42 million for all such environmental matters.

        Plumbing Insurance Indemnifications

            Celanese has entered into agreements with insurance companies related to product liability settlements associated with Celcon(R) plumbing claims. These agreements, except those with insolvent insurance companies, require Celanese to indemnify and/or defend these insurance companies in the event that third parties seek additional monies for matters released in these agreements. The indemnifications in these agreements do not provide for time limitations.

            In certain of the agreements, Celanese received a fixed settlement amount. The indemnities under these agreements generally are limited to, but in some cases are greater than, the amount received in settlement from the insurance company. The maximum exposure under these indemnifications is (euro)75 million. Other settlement agreements have no stated limits.

            There are other agreements whereby the settling insurer agreed to pay a fixed percentage of claims that relate to that insurer's policies. Celanese has provided indemnifications to the insurers for amounts paid in excess of the settlement percentage. These indemnifications do not provide for monetary or time limitations.

            Celanese has reserves associated with these product liability claims. See Plumbing Actions above.

        Other Obligations

    o Celanese is secondarily liable under a lease agreement pursuant to which Celanese has assigned a direct obligation to a third party. The lease assumed by the third party expires on April 30, 2012. The lease liability for the period from October 1, 2004 to April 30, 2012 is estimated to be approximately (euro)46 million ($57 million).

    o Celanese has agreed to indemnify various insurance carriers, for amounts not in excess of the settlements received, from claims made against these carriers subsequent to the settlement. The aggregate amount of guarantees under these settlements is approximately (euro)7 million, which is unlimited in term.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


    As indemnification obligations often depend on the occurrence of unpredictable future events, the future costs associated with them cannot be determined at this time. However, if Celanese were to incur additional charges for these matters, such charges may have a material adverse effect on the financial position, results of operations or cash flows of Celanese in any given accounting period.

Other Matters

    In the normal course of business, Celanese enters into commitments to purchase goods and services over a fixed period of time. Celanese maintains a number of "take-or-pay" contracts for the purchase of raw materials and utilities. As of September 30, 2004, there were outstanding commitments of approximately (euro)700 million under take-or-pay contracts. Celanese does not expect to incur any losses under these contractual arrangements. Additionally, as of September 30, 2004, there were outstanding commitments relating to capital projects of approximately (euro)23 million.

    Celanese Ltd. and/or CNA Holdings, Inc., both U.S. subsidiaries of Celanese, are defendants in approximately 800 asbestos cases, the majority of which are related to premises contaminated with asbestos and the alleged resulting dangers. Because many of these cases involve numerous plaintiffs, Celanese is subject to claims significantly in excess of the number of actual cases. Celanese has reserves for defense costs related to claims arising from these matters. Celanese believes it does not have any significant exposure in these matters.

    On July 31, 2003, a federal district court ruled that the formula used in International Business Machine Corporation's ("IBM") cash balance pension plan violated the age discrimination provisions of the Employee Retirement Income Security Act of 1974. The IBM decision, however, conflicts with the decisions from two other federal district courts and with the proposed regulations for cash balance plans issued by the Internal Revenue Service in December 2002. IBM has announced that it will appeal the decision to the United States Court of Appeals for the Seventh Circuit. The effect of the IBM decision on Celanese's cash balance plan cannot be determined at this time.

    Celanese is a defendant in nine consolidated actions brought by minority shareholders during August 2004 in the Frankfurt District Court (Landgericht). Among other things, these actions request the court to set aside shareholder resolutions passed at the extraordinary general meeting held on July 30 and 31, 2004 based on allegations that include the alleged violation of procedural requirements and information rights of the shareholders. Based on the information as available, the outcome of the foregoing proceedings cannot be predicted with certainty. The time period to bring forward challenges has expired.

26. Environmental

    General - Celanese is subject to environmental laws and regulations worldwide which impose limitations on the discharge of pollutants into the air and water and establish standards for the treatment, storage and disposal of solid and hazardous wastes. Celanese believes that it is in substantial compliance with all applicable environmental laws and regulations. Celanese is also subject to retained environmental obligations specified in various contractual agreements arising from divestiture of certain businesses by Celanese or one of its predecessor companies.

    For the nine months ended September 30, 2004 and the years ended December 31, 2003 and 2002, Celanese's worldwide expenditures, including expenditures for legal compliance, internal environmental initiatives and remediation of active, orphan, divested and U.S. Superfund sites were (euro)51 million, (euro)71 million and (euro)88 million. Capital project related environmental expenditures in the nine months ended September 30, 2004 and the years ended December 31, 2003 and 2002, included in worldwide expenditures, were (euro)6 million, (euro)9 million and (euro)4 million, respectively. Environmental reserves for remediation matters were (euro)119 million and (euro)126 million as of September 30, 2004 and December 31, 2003, respectively. (See Notes 15 and 17)

    Remediation - Due to its industrial history and through retained contractual and legal obligations, Celanese has the obligation to remediate specific areas on its own sites as well as on divested, orphan or U.S. Superfund sites. In addition, as part of the Demerger Agreement with Hoechst, a specified portion of the responsibility for environmental liabilities from a number of Hoechst divestitures was transferred to Celanese. Celanese has provided for such obligations when the event of loss is probable and reasonably estimable.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


    For the nine months ended September 30, 2004 and the years ended December 31, 2003 and 2002, the total remediation efforts charged to earnings before tax were (euro)2 million, (euro)0 million and (euro)7 million, respectively. These charges were offset by reversals of previously established environmental reserves due to favorable trends in estimates at unrelated sites of (euro)0 million, (euro)5 million and (euro)15 million during the nine months ended September 30, 2004 and the years of 2003 and 2002, respectively. Management believes that the environmental related costs will not have a material adverse effect on the financial position of Celanese, but may have a material adverse effect on the results of operations or cash flows in any given accounting period.

    Celanese did not record any insurance recoveries related to these matters in the nine months ended September 30, 2004 or the years ended December 31, 2003 or 2002. There are no receivables for recoveries as of September 30, 2004 and December 31, 2003.

    German InfraServs -- On January 1, 1997, coinciding with a reorganization of the Hoechst businesses in Germany, real estate service companies ("InfraServs") were created to own directly the land and property and to provide various technical and administrative services at each of the manufacturing locations. Celanese has manufacturing operations at three InfraServ locations in Germany:
Oberhausen, Frankfurt am Main-Hochst, and Kelsterbach, and holds interests in the companies which own and operate the former Hoechst sites in Gendorf, Knapsack and Wiesbaden.

    InfraServs are liable for any residual contamination and other pollution because they own the real estate on which the individual facilities operate. In addition, Hoechst, as the responsible party under German public law, is liable to third parties for all environmental damage that occurred while it was still the owner of the plants and real estate. The contribution agreements entered into in 1997 between Hoechst and the respective operating companies, as part of the divestiture of these companies, provide that the operating companies will indemnify Hoechst against environmental liabilities resulting from the transferred businesses. Additionally, the InfraServs have agreed to indemnify Hoechst against any environmental liability arising out of or in connection with environmental pollution of any site. Likewise, in certain circumstances Celanese could be responsible for the elimination of residual contamination on a few sites that were not transferred to InfraServ companies, in which case Hoechst must reimburse Celanese for two-thirds of any costs so incurred.

    The Infraserv partnership agreements provide that, as between the partners, each partner is responsible for any contamination caused predominantly by such partner. Any liability, which cannot be attributed to an InfraServ partner and for which no third party is responsible, is required to be borne by the InfraServ in question. In view of this potential obligation to eliminate residual contamination, the InfraServs, primarily relating to equity and cost affiliates which are not consolidated by Celanese, have reserves of (euro)59 million and (euro)57 million as of September 30, 2004 and December 31, 2003, respectively.

    If an InfraServ partner defaults on its respective indemnification obligations to eliminate residual contamination, the owners of the remaining participation in the InfraServ companies have agreed to fund such liabilities, subject to a number of limitations. To the extent that any liabilities are not satisfied by either the InfraServs or their owners, these liabilities are to be borne by Celanese in accordance with the Demerger Agreement. However, Hoechst will reimburse Celanese for two-thirds of any such costs. Likewise, in certain circumstances Celanese could be responsible for the elimination of residual contamination on a few sites that were not transferred to InfraServ companies, in which case Hoechst must reimburse Celanese for two-thirds of any costs so incurred. The German InfraServs are owned partially by Celanese, as noted below, and the remaining ownership is held by various other companies. Celanese's ownership interest and environmental liability participation percentages for such liabilities which cannot be attributed to an InfraServ partner were as follows as of September 30, 2004:




Company                                                  Ownership %       Liability %
-------                                                -------------     --------------
InfraServ GmbH & Co. Gendorf KG ...................         39.0%             10.0%
InfraServ GmbH & Co. Oberhausen KG ................         84.0%             75.0%
InfraServ GmbH & Co. Knapsack KG ..................         27.0%             22.0%
InfraServ GmbH & Co. Kelsterbach KG ...............        100.0%            100.0%
InfraServ GmbH & Co. Hochst KG ....................         31.2%             40.0%
InfraServ GmbH & Co. Wiesbaden KG .................         17.9%              0.0%
InfraServ Verwaltungs GmbH ........................        100.0%              0.0%

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


    U.S. Superfund Sites - In the U.S., Celanese may be subject to substantial claims brought by U.S. Federal or state regulatory agencies or private individuals pursuant to statutory authority or common law. In particular, Celanese has a potential liability under the U.S. Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and related state laws (collectively referred to as "Superfund") for investigation and cleanup costs at approximately 50 sites. At most of these sites, numerous companies, including certain companies comprising Celanese, or one of its predecessor companies, have been notified that the EPA, state governing bodies or private individuals consider such companies to be potentially responsible parties ("PRP") under Superfund or related laws. The proceedings relating to these sites are in various stages. The cleanup process has not been completed at most sites and the status of the insurance coverage for most of these proceedings is uncertain. Consequently, Celanese cannot determine accurately its ultimate liability for investigation or cleanup costs at these sites. As of September 30, 2004 and December 31, 2003, Celanese had provisions totaling
(euro)12 million and (euro)9 million, respectively, for U.S. Superfund sites and utilized (euro)1 million of these reserves in the nine months ended September 30, 2004 and the year ended December 31, 2003. There were no significant provisions recorded during the nine months ended September 30, 2004 or the years ended December 31, 2003 or 2002.

    As events progress at each site for which it has been named a PRP, Celanese accrues, as appropriate, a liability for site cleanup. Such liabilities include all costs that are probable and can be reasonably estimated. In establishing these liabilities, Celanese considers its shipment of waste to a site, its percentage of total waste shipped to the site, the types of wastes involved, the conclusions of any studies, the magnitude of any remedial actions that may be necessary, and the number and viability of other PRPs. Often Celanese will join with other PRPs to sign joint defense agreements that will settle, among PRPs, each party's percentage allocation of costs at the site. Although the ultimate liability may differ from the estimate, Celanese routinely reviews the liabilities and revises the estimate, as appropriate, based on the most current information available.

    Hoechst  Liabilities - In  connection  with the Hoechst  demerger,  Celanese agreed to indemnify Hoechst for the first (euro)250 million of future remediation liabilities for environmental damages arising from 19 specified divested Hoechst entities. As of September 30, 2004 and December 31, 2003, Celanese has reserves of (euro)38 million and (euro)42 million, respectively, for these matters which are included as a component of the total environmental reserves. Celanese has made total payments through the nine months ended September 30, 2004 and the year ended December 31, 2003 of (euro)38 million and
(euro)36 million, respectively. If such future liabilities exceed (euro)250 million, Hoechst will bear such excess up to an additional (euro)500 million. Thereafter, Celanese will bear one-third and Hoechst will bear two-thirds of any further environmental remediation liabilities. Where Celanese is unable to reasonably determine the probability of loss or estimate such loss under this indemnification, Celanese has not recognized any liabilities relative to this indemnification.

27. Special Charges

    Special charges include provisions for restructuring and other expenses and income incurred outside the normal course of ongoing operations. Restructuring provisions represent costs of severance and other benefit programs related to major activities undertaken to redesign business operations, as well as costs incurred in connection with a decision to exit non-strategic businesses and the related closure of facilities. These measures are based on formal management decisions, establishment of agreements with the employees' representatives or individual agreements with the affected employees as well as the public announcement of the restructuring plan.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


    The components of special charges for the nine months ended September 30, 2004 and for the years ended December 31, 2003 and 2002 were as follows:



                                                             Nine Months
                                                                Ended
                                                             September 30,         Years Ended December 31,
                                                           ---------------   --------------------------------
                                                                2004              2003             2002
                                                           ---------------   --------------   ---------------
                                                                          (in (euro) millions)
                                                           --------------------------------------------------
Employee termination benefits............................           15                  16            9
Plant/office closures....................................          100                   6            6
Restructuring adjustments................................            1                  (6)         (10)
                                                           ------------      -------------   ----------
     Total Restructuring.................................          116                  16            5
Sorbates antitrust matters...............................            -                  84            -
Plumbing actions.........................................           (3)                (94)           -
Asset impairments........................................            8                   -            -
Third-party reimbursements of restructuring charges......            -                   -           (1)
Other....................................................            21                 (1)          (9)
                                                           ------------      -------------   ----------
     Total Special Charges...............................           142                  5           (5)
                                                           ============      =============   ==========


    The components of the September 30, 2004 and for the December 31, 2003 restructuring reserves were as follows:




                                                                         Employee
                                                                        Termination      Plant/Office
                                                                         Benefits          Closures          Total
                                                                       --------------  ----------------  -------------
                                                                                      (in (euro) millions)
                                                                       -----------------------------------------------
Restructuring reserve at December 31, 2002 ........................            37              27              64
         Restructuring additions ..................................            16               6              22
         Cash and noncash uses ....................................           (29)            (11)            (40)
         Other changes ............................................            (1)             (5)             (6)
         Currency translation adjustments .........................            (1)             -               (1)
                                                                             ----            ----            ----
Restructuring reserve at December 31, 2003 ........................            22              17              39
         Restructuring additions ..................................            15             101             116
         Cash and noncash uses ....................................           (12)           (104)           (116)
         Other changes ............................................            (1)             -               (1)
                                                                             ----            ----            ----
Restructuring reserve at September 30, 2004 .......................            24              14              38
                                                                             ====            ====            ====


    Included  in the  above  restructuring  reserves  of  (euro)38  million  and
(euro)39 million at September 30, 2004 and December 31, 2003, respectively,  are
(euro)7 million and (euro)7 million, respectively, of long-term reserves included in Other liabilities.

2004

    For the nine months ended September 30, 2004,  Celanese  recorded expense of
(euro)142 million in special charges, which consisted of (euro)116 million of restructuring charges and approximately (euro)26 million from other special charges. The (euro)116 million of additions to the restructuring reserve included primarily employee severance costs of (euro)15 million and plant and office closure costs of (euro)100 million. Within other special charges there was approximately (euro)20 million of expenses for advisory services related to the acquisition of Celanese by BCP and (euro)8 million of asset impairment charges related to a chemical unit in Canada, partially offset by (euro)3 million of income related to insurance recoveries associated with the plumbing cases.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


    In October 2004, the Company announced plans to consolidate its tow production to fewer sites by 2007 and to discontinue the production of acetate filament by mid-2005. In the third quarter of 2004, the Company recorded restructuring charges of (euro)100 million related to asset impairment of the Company's acetate business. The restructuring is being implemented to increase efficiency, reduce overcapacity and to focus on products and markets that provide long-term value. (See Note 17)

    During the nine months ended September 30, 2004, the Company continued with its redesign initiatives. The Chemical Products segment recorded approximately
(euro)8 million of severance and organizational redesign costs, which included approximately (euro)2 million related to the shutdown of an obsolete synthesis gas unit in Germany. Ticona recorded approximately (euro)6 million similarly for severance, relocation and employee related expenses, primarily associated with management's initiative to relocate the segment's administrative and research and development functions from Summit, New Jersey to Florence, Kentucky.

2003

    In 2003, Celanese recorded expense of (euro)5 million in special charges, which consisted of (euro)22 million of restructuring charges, (euro)6 million of income from favorable adjustments to restructuring reserves that were recorded previously, and (euro)11 million of income from other special charges. The
(euro)22 million of additions to the restructuring reserve included employee severance costs of (euro)16 million and plant and office closure costs of
(euro)6 million. Within other special charges there was income of (euro)94 million related to insurance recoveries associated with the plumbing cases, partially offset by (euro)84 million of expenses for antitrust matters in the sorbates industry, primarily related to a decision by the European Commission.

    In 2003, the Chemical Products segment recorded employee severance charges of (euro)4 million, which primarily related to the shutdown of an obsolete synthesis gas unit in Germany.

    In 2003, Ticona commenced the redesign of its operations. These plans included a decision to sell the Summit, New Jersey site and to relocate administrative and research and development activities to the existing Ticona site in Florence, Kentucky in 2004. As a result of this decision, Celanese recorded termination benefit expense of (euro)4 million in 2003. In addition to the relocation in the United States, Ticona has streamlined its operations in Germany, primarily through offering employees early retirement benefits under an existing employee benefit arrangement. As a result of this arrangement, Ticona recorded a charge of (euro)6 million in 2003.

    Also in 2003, based on a 2002 restructuring initiative to concentrate its European manufacturing operations in Germany, Ticona ceased its manufacturing operations in Telford, United Kingdom. This resulted in contract termination costs and asset impairments totaling (euro)6 million and employee severance costs of (euro)1 million in 2003. Through December 31, 2003, the total costs of the Telford shutdown through 2003 were (euro)11 million.

    The (euro)6 million of income from favorable adjustments of previously recorded restructuring reserves consisted of a (euro)1 million adjustment to the 2002 reserves, a (euro)4 million adjustment to the 2001 reserves and a (euro)1 million adjustment to the 1999 reserves. The adjustment to the 2002 reserve related to lower than expected costs related to the demolition of the GUR Bayport facility. The adjustment to the 2001 reserve was primarily due to the lower than expected decommissioning costs of the Mexican production facility. The adjustment to the 1999 reserve was due to lower than expected payments related to the closure of a former administrative facility in the United States.

2002

    In 2002, Celanese recorded income from special charges of (euro)5 million, which consisted of (euro)15 million of restructuring charges, (euro)10 million of income from favorable adjustments to previously recorded restructuring reserves, (euro)1 million of income from reimbursements from third party site partners related to prior year initiatives, and (euro)9 million of income from other special charges. The (euro)15 million of restructuring charges included employee severance costs of (euro)9 million and plant and office closure costs of (euro)6 million.

    Project Focus, initiated in early 2001, set goals to reduce trade working capital, limit capital expenditures and improve earnings before interest, taxes, depreciation and amortization from programs to increase efficiency. Project Forward was announced in August 2001 and initiated additional restructuring and other measures to reduce costs and increase profitability. During 2002, Celanese recorded employee severance charges of (euro)9 million, of which (euro)4 million related to adjustments to the 2001 forward initiatives and (euro)4 million for streamlining efforts of production

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


facilities in Germany and the United States, and (euro)1 million for employee severance costs in the polyvinyl alcohol business.

    Ticona recorded asset impairments of (euro)4 million in 2002 related to a decision in 2002 to shutdown operations in Telford, United Kingdom in 2003. In addition, with the construction of a new and expanded GUR(R) plant in Bishop, Texas, the GUR operations in Bayport, Texas were transferred to a new facility. Decommissioning and demolition costs associated with the Bayport closure were
(euro)2 million.

    The (euro)10 million of favorable adjustments of previously recorded restructuring reserves consisted of an (euro)8 million adjustment to the 2001 reserves and a (euro)2 million adjustment to the 2000 reserves. The 2001 adjustment was primarily due to lower than expected personnel and closure costs associated with the streamlining of chemical facilities in the United States, Canada, and Germany. The 2000 adjustment was due to lower than expected demolition costs for the Chemical Products production facility in Knapsack, Germany. The other special charges income of (euro)9 million related to a reduction in reserves associated with settlements of environmental indemnification obligations associated with former Hoechst entities.

28. Captive Insurance Companies

    Celanese consolidates two wholly-owned insurance companies (the "Captives"). The Captives are a key component of the Company's global risk management program as well as a form of self-insurance for property, liability and workers'
compensation   risks.   The  Captives  issue  insurance   policies  to  Celanese
subsidiaries to provide consistent coverage amid fluctuating costs in the insurance market and to lower long-term insurance costs by avoiding or reducing commercial carrier overhead and regulatory fees. The Captives issue insurance policies and coordinate claims handling services with third party service providers. They retain risk at levels approved by the Board of Management and obtain reinsurance coverage from third parties to limit the net risk retained. One of the Captives also insures certain third party risks. Third party premiums earned are shown below.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


    Summarized financial data, excluding intercompany activity, appear below.




                                                                                        As of          As of
                                                                                     September 30,  December 31,
                                                                                         2004          2003
                                                                                    -------------- -------------
                                                                                        (in (euro) millions)
Assets
Reinsurance and losses receivable...............................................         144            162
Prepaid insurance premiums......................................................          26             22
Other current assets............................................................           9              9
                                                                                        ----           ----
     Total current assets.......................................................         179            193

Marketable securities...........................................................         179            161
Other long-term assets..........................................................           1              1
                                                                                        ----           ----
     Total assets...............................................................         359            355
                                                                                        ====           ====
Liabilities
Insurance reserves and payables for third party and internal matters............         102            115
Other current liabilities.......................................................           6              8
                                                                                        ----           ----
     Total current liabilities..................................................         108            123

Insurance loss reserves.........................................................         109            136
                                                                                        ----           ----
     Total liabilities..........................................................         217            259
                                                                                        ----           ----
Equity..........................................................................         142            96
                                                                                        ----           ----
Total liabilities and equity....................................................         359            355
                                                                                        ====           ====

                                                                                   Nine Months
                                                                                      Ended               Years Ended
                                                                                   September 30,          December 31,
                                                                                       2004           2003             2002
                                                                                 ----------------   --------         --------
                                                                                              (in (euro) millions)
Third party premiums............................................................         21              22              30
Losses..........................................................................        (17)            (22)            (42)
Interest income.................................................................          4               8               7
Dividend income.................................................................         21              44              24
Other income / (expense)........................................................         (2)              5              (7)
Income tax expense..............................................................         (5)            (11)             (7)
                                                                                       ----            ----            ----
Net income......................................................................         22              46               5
                                                                                       ====            ====            ====


    The assets of the Captives consist primarily of marketable securities and reinsurance receivables. Marketable securities values are based on quoted market prices or dealer quotes. The carrying value of the amounts recoverable under the reinsurance agreements approximate fair value due to the short-term nature of these items.

    The liabilities recorded by the Captives relate to the estimated risk of loss recorded by the Captives, which is based on management estimates and actuarial valuations, and unearned premiums, which represent the portion of the premiums written applicable to the unexpired terms of the policies in-force. The establishment of the provision for outstanding losses is based upon known facts and interpretation of circumstances influenced by a variety of factors. In establishing a provision, management considers facts currently known and the current state of laws and litigation where applicable. Liabilities are recognized for known claims when sufficient information has been developed to indicate involvement of a specific policy and management can reasonably estimate its liability. In addition, liabilities have been established to cover additional exposure on both known and unasserted claims. Estimates of the liabilities are reviewed and updated regularly. It is possible that actual results could differ significantly from the recorded liabilities.

                    CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


    The Captives use reinsurance arrangements to reduce their risk of loss. Reinsurance arrangements, however, do not relieve the Captives from their obligations to policyholders. Failure of the reinsurers to honor their obligations could result in losses to the Captives. The Captives evaluate the financial condition of their reinsurers and monitor concentrations of credit risk to minimize their exposure to significant losses from reinsurer insolvencies and establish allowances for amounts deemed uncollectible.

    Premiums written are recognized as revenue based on the terms of the policies. Capitalization of the Captives is determined by regulatory guidelines.

29. Business and Geographical Segments

    Information with respect to Celanese's industry segments follows:

Business Segments

    Chemical Products primarily produces and supplies acetyl products, including acetic acid, vinyl acetate monomer and polyvinyl alcohol; specialty and oxo products, including organic solvents and other intermediates;

    Acetate Products primarily produces and supplies acetate filament and acetate tow;

    Ticona, the technical polymers segment, develops and supplies a broad portfolio of high performance technical polymers; and

    Performance Products consists of Nutrinova, the high intensity sweetener and food protection ingredients business.

    The segment management reporting and controlling systems are based on the same accounting policies as those described in the summary of significant accounting policies in Note 3. Celanese evaluates performance based on operating profit, net earnings, cash flows and other measures of financial performance reported in accordance with U.S. GAAP.

    Trade working  capital is defined as trade  accounts  receivable  from third
parties  and  affiliates,   net  of  allowance  for  doubtful   accounts,   plus
inventories, less trade accounts payable to third parties and affiliates.

    Sales and revenues related to transactions between segments are generally recorded at values that approximate third-party selling prices. Revenues and long-term assets are allocated to countries based on the location of the business. Capital expenditures represent the purchase of property, plant and equipment.

                    CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)




                                                           Chemical   Acetate             Performance   Total    Reconcil-  Consol-
                                                           Products   Products   Ticona    Products    Segments   iation    idated
                                                         ----------- ---------- -------- ------------ --------- ---------- ---------
                                                                                        (in (euro) millions)
                                                         ---------------------------------------------------------------------------
September 30, 2004
Sales to external customers .............................   1,942        425        539        111      3,017        34      3,051
Inter-segment revenues ..................................      72         --         --         --         72       (72)        --
Operating profit (loss) .................................     140        (79)        59         33        153      (107)        46
Operating margin (1).....................................     7.0%     -18.6%       10.9%     29.7%       5.0%      n.m.       1.5%
Earnings (loss) from continuing operations
  before tax and minority interests......................     161        (75)        94         32        212      (102)       110
Earnings (loss) from continuing operations
  before tax and minority interests as
  a percentage of net sales..............................     8.0%     -17.6%      17.4%      28.8%       6.9%      n.m.       3.6%
Depreciation and amortization ...........................      97         36         40          4        177         5        182
Capital expenditures ....................................      43         27         50          1        121         2        123
Special charges .........................................     (16)      (100)        (3)        --       (119)      (23)      (142)
Intangible assets, net ..................................     482        130        276         --        888        --        888
Trade working capital ...................................     405        114        130         21        670       (14)       656
Total assets ............................................   2,160        486      1,218         75      3,939     1,401      5,340
December 31, 2003:
Sales to external customers .............................   2,628        578        675        150      4,031        44      4,075
Inter-segment revenues ..................................      85         --         --         --         85       (85)        --
Operating profit (loss) .................................     123         11        109        (39)       204       (97)       107
Operating margin (1).....................................     4.5%       1.9%      16.1%     -26.0%       5.0%       n.m.      2.6%
Earnings (loss) from continuing operations
  before tax and minority interests......................     161         14        149        (39)       285      (102)       183
Earnings (loss) from continuing operations
  before tax and minority interests as
  a percentage of net sales..............................     5.9%       2.4%      22.1%     -26.0%       6.9%      n.m.       4.5%
Depreciation and amortization ...........................     139         59         50          6        254         6        260
Capital expenditures ....................................      96         34         49          2        181         4        185
Special charges .........................................       1         --         77        (84)        (6)        1         (5)
Intangible assets, net ..................................     478        127        272         --        877        --        877
Trade working capital ...................................     292        117         92         20        521       (14)       507
Total assets ............................................   2,189        565      1,165        136      4,055     1,340      5,395
December 31, 2002:
Sales to external customers .............................   2,482        670        696        161      4,009        55      4,064
Inter-segment revenues ..................................      79         --         --         --         79       (79)        --
Operating profit (loss) .................................     159         32         26         48        265       (82)       183
Operating margin (1).....................................     6.2%       4.8%       3.7%      29.8%       6.5%      n.m.       4.5%
Earnings (loss) from continuing operations
  before tax and minority interests......................     183         45         37         48        313      (119)       194
Earnings (loss) from continuing operations
  before tax and minority interests as
  a percentage of net sales..............................     7.1%       6.7%       5.3%      29.8%       7.7%      n.m.       4.8%
Depreciation and amortization ...........................     139         57         55          6        257         5        262
Capital expenditures ....................................     106         31         66          4        207         7        214
Special charges .........................................       1         --         (5)        --         (4)        9          5
Intangible assets, net ..................................     561        146        327         --      1,034        --       1,034
Trade working capital ...................................     376         87         99         19        581       (11)       570
Total assets ............................................   2,567        644      1,293         84      4,588     1,534      6,122

                    CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


    The reconciliation column includes (a) operations of certain other operating entities and their related assets, liabilities, revenues and expenses, (b) the elimination of inter-segment sales, (c) assets and liabilities not allocated to a segment, (d) corporate center costs for support services such as legal, accounting and treasury functions and (e) interest income or expense associated with financing activities of the Company.

    Additionally, Celanese recognized special charges in the nine months ended September 30, 2004 and the years ended December 31, 2003 and 2002 primarily related to restructuring costs and environmental and other costs associated with previously divested entities of Hoechst, and demerger costs. (See Note 27)

    Other operating entities consist of primarily ancillary businesses as well as companies which provide infrastructure services.

    The following table presents financial information based on the geographic location of Celanese's facilities:



                           North   Thereof  Thereof  Thereof              Thereof             Thereof   Rest of
                          America    USA    Canada    Mexico    Europe    Germany      Asia  Singapore   World  Consolidated
                          -------    ---    ------    ------    ------    -------      ----  ---------   -----  ------------
                                                                (in (euro) millions)
                          --------------------------------------------------------------------------------------------------
   September 30, 2004:
Total assets ..........    3,259     2,551       223       485     1,487    1,345       363      214      231          5,340
Property, plant and
    equipment, net ....      625       563         4        58       449      402       125      115        3          1,202
Operating profit (loss)      (69)      (23)      (37)       (9)       37       12        75       71        3             46
Net sales .............    1,425     1,079       158       188     1,239    1,012       350      313       37          3,051
Depreciation and
    amortization ......      105        79        16        10        61       55        16       16     --              182
Capital expenditures ..       79        74         2         3        37       32         7        2     --              123

   December 31, 2003:
Total assets ..........    3,310     2,579       247       484     1,481    1,327       361      220      243          5,395
Property, plant and
    equipment, net ....      750       618        45        87       468      421       133      128        3          1,354
Operating profit (loss)       49        67       (14)       (4)        6      (33)       50       46        2            107
Net sales .............    1,906     1,464       209       233     1,676    1,337       451      405       42          4,075
Depreciation and
    amortization ......      161       131        13        17        75       67        24       24     --              260
Capital expenditures ..       95        78         7        10        86       79         4        2     --              185

                    CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


30. Subsequent Events

    In October 2004, the parent of BCP completed an organizational restructuring ("Recent Restructuring"). As part of the Recent Restructuring, the parent of BCP, by causing BCP to give corresponding instruction under the Domination Agreement, effected the transfer of all of the shares of CAC from Celanese Holding GmbH, a wholly owned subsidiary of Celanese AG, to BCP Caylux which resulted in BCP Caylux owning 100% of the equity of CAC and, indirectly, all of its assets, including subsidiary stock. The transfer was effected under the Domination Agreement as follows: (1) Celanese Holding GmbH distributed all outstanding shares in CAC to Celanese AG, (2) Celanese AG sold all outstanding shares in CAC to BCP for an unsecured note in an amount equal to CAC's fair market value of (euro)291 million and (3) BCP transferred all outstanding capital stock of CAC to BCP Caylux for (euro)291 million in partial satisfaction of a loan owing to BCP Caylux. In addition, CPO, a wholly owned subsidiary of Celanese AG, which acted as a purchasing agent on behalf of Celanese as well as third parties, was transferred to BCP. This transfer was made equal to CPO's fair market value of (euro)13 million. As a result of these transfers, Celanese AG now serves primarily as the holding company for the European business and certain Asian businesses of Celanese Corporation, the ultimate parent of BCP and Celanese AG. Management is in the process of determining the potential impact of the transfers on the Company's financial statements.

    As a result of the Recent Restructuring, CAC is no longer a wholly owned subsidiary of Celanese AG; therefore, the term notes, pollution control bonds, variable rate term loan payable to BCP Caylux and a portion of the capital leases are no longer obligations of Celanese AG. Celanese AG and its subsidiaries are no longer named parties under the credit facilities after the Recent Restructuring. As of September 30, 2004, Celanese AG had net intercompany notes with consolidated subsidiaries, which were eliminated in consolidation. As part of the Recent Restructuring, these intercompany notes were replaced with unsecured notes with non-consolidated affiliates for approximately (euro)1 billion. These unsecured notes bear interest of 4.67% per annum and mature in 2009.

    CAC had a trade receivable securitization program, which allowed participating operating subsidiaries to sell up to $120 million ((euro)97 million) of eligible U.S. trade receivables, through a consolidated special-purpose entity, as long as the performance of the receivable portfolio meets certain ratios and Celanese AG maintains an investment grade debt rating. As of September 30, 2004, Celanese AG was in the process of renegotiating the trade receivable securitization program and therefore there were no outstanding sales of receivables under this program for the nine months ended September 30, 2004. Due to the Recent Restructuring, this program is no longer available to Celanese AG.

    Celanese had outstanding letters of credit amounting to (euro)143 million at September 30, 2004, which will be reduced to (euro)25 million after the Recent Restructuring. Celanese also had operating lease commitments of (euro)143 million at September 30, 2004, which will be reduced to (euro)88 million after the Recent Restructuring. Additionally, Celanese had (euro)700 million under take-or-pay contracts at September 30, 2004, which will be reduced to (euro)574 million after the Recent Restructuring.

    As this is a transaction between entities under common control, the transfer of CAC and CPO will be recorded as a deemed dividend to BCP at the historical cost net book value of CAC and CPO which will, upon finalization of the adjustments associated with the transfer, be reflected as a net reduction in shareholders' equity. Management is in the process of determining the potential impact of the transfers on the Company's financial statements. The transfer of CPO is not expected to have a material effect on the Company's financial position or results of operations and cash flows. Selected financial information for CAC is as follows:

                    CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


                                                       Nine Months Ended
                                                         September 30,
                                                             2004
                                                     (in (euro) millions)
                                                    ----------------------
                                                              CAC
                                                    ----------------------
                                                          (unaudited)

Third party net sales ...............................         1,573
Intercompany net sales ..............................           271
Operating loss.......................................           (59)
Special charges .....................................          (116)


    In addition to the transfers of CAC and CPO, in December 2004, Celanese approved a plan to dispose of the cyclo-olefin copolymer ("COC") business included within the Technical Polymers Ticona segment and its interest in Pemeas GmbH, the fuel cell joint venture included in the other activities segment. As a result of this decision, Celanese expects to record an impairment loss related to the COC business, the amount of which is in the process of being determined. The operating loss for COC was (euro)31 million for the year ended December 31, 2003 and (euro)22 million for the nine months ended September 30, 2004. The operating loss for the fuel cell business was (euro)10 million for the year ended December 31, 2003 and (euro)6 million for the nine months ended September 30, 2004. The Company also expects that in the three months ended December 31, 2004 equity in net earnings of affiliates will include a (euro)9 million charge, representing Celanese AG's portion of restructuring charges recorded by our European oxo chemicals joint venture.

    Subsequent to September 30, 2004, Celanese Corporation, the Company's ultimate parent completed an initial public offering of its Series A common stock. The offering of Series A common stock was made concurrently with the offering of shares of Celanese Corporation's preferred stock. In contemplation of this initial public offering, in December 2004, Celanese Corporation approved a stock incentive plan for executive officers, key employees and directors, a deferred compensation plan for executive officers and key employees as well as other management incentive programs. The Company anticipates recording expense of (euro)10 million related to the new compensation plans during the three months ended December 31, 2004.

                    CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


31. Information Relating to the Board of Management and Supervisory Board of Celanese AG

Compensation of Board of Management

    The table below shows the before-tax compensation expense for the Board of Management for the short fiscal year ended on September 30, 2004.




                                              TOTAL COMPENSATION EXPENSE TABLE (1)

------------------------------------------------------------------------------------------------------------------------------------

                                                                                                          Total Cash
   Name and Principal Position                        Fixed Salary ((euro))       Bonus ((euro))      Compensation ((euro))
------------------------------------------------------------------------------------------------------------------------------------

Claudio Sonder (2) ......................                    722,500                 1,605,400              2,327,900
Chairman of the Board

David Weidman .....................                          525,000                   630,000              1,155,000
Vice Chairman & Chief
Operating Officer

Perry Premdas ........................                       404,759                 3,106,591              3,511,350
Chief Financial Officer

Lyndon Cole .........................                        385,000                   450,000                835,000
Member of Board of
Management

Andreas Pohlmann .................                           360,000                   414,000                774,000
Chief Administrative Officer

------------------------------------------------------------------------------------------------------------------------------------
                                                           2,397,259                 6,205,991              8,603,250
====================================================================================================================================


(1) Determination of compensation in accordance with German Commercial Code.
(2) Included in Mr. Sonder's compensation is an accrued amount of (euro)858,400, which he will receive upon termination of his contract.
(3) Included in Mr. Premdas' compensation is an accrued amount of
(euro)2,644,880, which he will receive upon termination of his contract.

    Total  remuneration  of  former  members  of the  Board  of  Management  was
(euro)731,257 for the nine months ended September 30, 2004. As of September 30, 2004, Celanese AG had pension liabilities of (euro)14 million associated with these former members of the Board of Management.

                    CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


      The table below shows the number of stock appreciation rights and stock options held by the Board of Management as of and for the period ended September 30, 2004.




                             INCENTIVE COMPENSATION TABLE


------------------------------------------------------------------------------------------------------------------------------------
                                   Stock Appreciation Rights (1)                      Stock Options (1)(2)
------------------------------------------------------------------------------------------------------------------------------------


                                                                                                               Number of
                                                       Number of                                                 Stock
                                                         Rights                                                 Options
                                                      Exercised for                                             Exercised
                                                        the Nine                                              for the Nine  Earnings
                                                         Months          Earnings                                Months       from
                                                         Ended             from                                  Ended      Exercise
     Name and Principal      Number                    September       Exercise of    Number                   September    of Stock
         Position             Held    Value ((euro))   30, 2004       Rights((euro)    Held    Value ((euro))   30, 2004     Options
------------------------------------------------------------------------------------------------------------------------------------

Claudio Sonder ............     0          0            363,500          5,375,705     90,000    1,908,900           0             0
Chairman of the Board

David Weidman .............     0          0            144,000          1,995,475     55,000    1,166,550           0             0
Vice Chairman &
Chief Operating
Officer

Perry Premdas .............     0          0            188,500          2,745,382          0            0      43,000       909,880
Chief Financial Officer

Lyndon Cole ...............     0          0             25,000            318,250     15,000      318,150           0             0
Member of Board of
Management

Andreas Pohlmann ..........     0          0             45,450            655,653     13,000      275,730           0             0
Chief Administrative
Officer
------------------------------------------------------------------------------------------------------------------------------------
                                0          0            766,450         11,090,465    173,000    3,669,330      43,000       909,880
====================================================================================================================================

(1) No stock appreciation rights or stock options were granted to the Board of Management in 2004.
(2) The stock options were valued based on their intrinsic value as of September 30, 2004.

                    CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


    The table below shows the before-tax fixed compensation and other cash compensation paid to the Supervisory Board during the short fiscal year ended on September 30, 2004.




                                              COMPENSATION OF SUPERVISORY BOARD

------------------------------------------------------------------------------------------------------------------------------------


                                            Fixed                 Other Cash                Variable                    Total
                                         Remuneration            Remuneration             Remuneration               Remuneration
           Name                             ((euro))             ((euro)) (1)              ((euro)) )                  ((euro))
------------------------------------------------------------------------------------------------------------------------------------

Dr. Bernd Thiemann ** ..........                47,656                    28,000                         0                    75,656
Chairman

Reiner Nause ...................                68,009                    32,000                   128,768                   228,777
Deputy Chairman

Saad Ali Al-Shuwaib * ..........                21,180                     4,000                    39,401                    64,581

Dr. Hanswilhelm Bach ...........                45,339                    20,000                    52,861                   118,200

Ralf Becker ....................                45,339                    20,000                     5,170                    70,509

Hans-Jurgen Brinkman ...........                45,339                    20,000                    52,861                   118,200

Chin E. Chu ** .................                24,159                     8,000                         0                    32,159

Armin Droth ....................                45,339                    20,000                   119,072                   184,411

Cornelius Geber ** .............                22,670                    14,000                         0                    36,670

Alan R. Hirsig * ...............                21,180                     8,000                   136,388                   165,568

Dr. Joannes C. M. Hovers * .....                21,180                     8,000                   135,798                   164,978

Benjamin J. Jenkins ** .........                24,159                    14,000                         0                    38,159

Dr. Gunter Metz * ..............                42,361                    24,000                   236,852                   303,213

Dr. Hanns Ostmeier ** ..........                23,662                    14,000                         0                    37,662

Herbert Schmalz ................                45,339                    20,000                    20,292                    85,631

Dr. Ron Sommer ** ..............                21,511                    14,000                         0                    35,511

Dr. Alfons Titzrath * ..........                21,180                    10,000                   135,737                   166,917

Kendrick R. Wilson III * .......                21,180                     6,000                   135,444                   162,624


------------------------------------------------------------------------------------------------------------------------------------
                                               606,782                   284,000                 1,198,644                 2,089,426
====================================================================================================================================


(1) Compensation for Supervisory Board Meetings and committee memberships for January 1, 2004 to September 30, 2004.
* Member of the Supervisory Board until May 7, 2004
** Appointed as a member of the Supervisory Board by Court

        Dr. Bernd Thiemann              May 10, 2004
        Chin E. Chu                     May 8, 2004
        Cornelius Geber                 May 17, 2004
        Benjamin J. Jenkins             May 8, 2004
        Dr. Hanns Ostmeier              May 11, 2004
        Dr. Ron Sommer                  May 24, 2004

                    CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


    The table below shows the number of stock appreciation rights held, issued to and exercised by the Supervisory Board as of and for the period ended September 30, 2004.




                                               STOCK APPRECIATION RIGHTS

------------------------------------------------------------------------------------------------------------------------------------
                                          Granted in the                      Exercised in the                Total Rights Held
                             Nine Months Ended September 30, 2004(1)  Nine Months Ended September 30, 2004  as of September 30, 2004
          Name                Number   Grant Price per Rights((euro))    Number    Earnings ((euro))(2)    Number  Value ((euro))(3)
------------------------------------------------------------------------------------------------------------------------------------

Dr. Bernd Thiemann ** .......     0               0.00                      0                    0           0           0
Chairman

Reiner Nause ................ 2,350              28.93                  8,900              128,768           0           0
Deputy Chairman

Saad Ali Al-Shuwaib * ....... 1,600              28.93                  2,955               39,401           0           0

Dr. Hanswilhelm Bach ........ 1,600              28.93                  3,750               52,861           0           0

Ralf Becker .................   408              28.93                    408                5,170           0           0

Hans-Jurgen Brinkman ........ 1,600              28.93                  3,750               52,861           0           0

Chin E. Chu ** ..............     0               0.00                      0                    0           0           0

Armin Droth ................. 1,600              28.93                  8,600              119,072           0           0

Cornelius Geber ** ..........     0               0.00                      0                    0           0           0

Alan R. Hirsig * ............ 1,600              28.93                  9,650              136,388           0           0

Dr. Joannes C. M. Hovers * .. 1,600              28.93                  9,650              135,798           0           0

Benjamin J. Jenkins ** ......     0               0.00                      0                    0           0           0

Dr. Gunter Metz * ........... 3,150              28.93                 17,100              236,852           0           0

Dr. Hanns Ostmeier ** .......     0               0.00                      0                    0           0           0

Herbert Schmalz ............. 1,600              28.93                  1,600               20,292           0           0

Dr. Ron Sommer ** ...........     0               0.00                      0                    0           0           0

Dr. Alfons Titzrath * ....... 1,600              28.93                  9,650              135,737           0           0

Kendrick R. Wilson III * .... 1,600              28.93                  9,650              135,444           0           0
------------------------------------------------------------------------------------------------------------------------------------
                             20,308                                    85,663            1,198,644           0           0
====================================================================================================================================


(1) Compensation of the Supervisory Board has been changed in 2004 to a fixed cash compensation only. For the fiscal year 2003, stock appreciation rights had been granted in 2004.
(2) Income from exercise are included in the compensation of the Supervisory Board as variable compensation.
(3) All stock appreciation rights have been exercised by the members of the Supervisory Board in 2004.

                    CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


32. Framework  for  Accounting   Policies  in  Accordance  with  U.S.  GAAP  and
    Explanation of Major Differences Compared with German Accounting Policies

    The consolidated financial statements for Celanese have been prepared in accordance with United States Generally Accepted Accounting Principles or U.S. GAAP. The financial statements meet the requirements of German law as set out in ss. 292a HGB for an exemption of preparing the financial statements in accordance with German GAAP. The consolidated financial statements and the Management Report are compatible with the European accounting directives.

    The accounting policies of entities in accordance with U.S. GAAP are based on the objective of providing investors with decision-relevant information. It is thus not possible to show lower profits for the protection of creditors or influence results by using tax-based values (requirement for income and expenses to be recorded in the commercial financial statements in order to be accepted for tax purposes).

    Based on the assumption that decision-relevant information should be provided to investors, it follows that accounting policies should be aimed at showing an entity's operating results, rather than determining the amount of distributable profits while bearing in mind the need for protection of creditors.

    As a rule, accounting policies in accordance with U.S. GAAP have a lower level of prudence than German accounting policies, which leads to the following major differences:

            o economic substance has precedence over legal form; The principle of substance over form has a stronger influence in accounting policies in accordance with U.S. GAAP than in Germany. The principle states that the economic substance of a transaction is of greater importance than the formal (legal) form

            o the consistency requirement (recognition, valuation, classification, consolidation) is to be strictly followed; changes in accounting policies are only permitted if it can be proven that the change leads to an improvement in the fair presentation of the financial statements;

            o the acquisition cost and realization principles are generally valid, however "unrealized" profits are to be included in the profit and loss account in specific cases in order to determine the actual profit for the period;

            o minimization of possibilities of setting up and releasing hidden reserves;

    Consolidated financial statements in accordance with U.S. GAAP consist of the following:

            o   consolidated balance sheet,
            o   consolidated statement of operations,
            o   consolidated statement of shareholders' equity,
            o   consolidated statement of cash flows,
            o   notes to the consolidated financial statements

    There are no specific rules setting out the way in which individual items should be laid out in the balance sheet and statement of income. The balance sheet is set out in order of liquidity. The format of the consolidated statement of operations is the cost of sales classification method.

    The notes to the consolidated financial statements include all disclosures required as set out in para 266 and para 275 HGB.

    Minority interests may not be included as part of group shareholders' equity in the consolidated balance sheet. They must be shown as a separate item between third-party capital and shareholders' equity.

    The consolidated statement of income concludes with a disclosure of earnings per share. Minority interests' share in earnings is not included in earnings per share.

                    CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


Description of major differences in accounting policies compared with German accounting policies

General comments
----------------
The consolidation is presented on a basis as if Celanese had been a legal group during all periods presented.

The major differences  between accounting  policies in accordance with U.S. GAAP
compared  with  German  accounting   policies  in  the  consolidated   financial
statements of Celanese AG are as follows:

(1) Discontinued operations
Assets and liabilities of discontinued operations are shown gross in the balance sheet. Losses from discontinued operations, net of taxes are shown below operating results in the statement of operations.

(2) Impairment of assets
The recoverability of the carrying amount of long lived assets is in a first step assessed by comparison of the carrying amount of the asset to future net undiscounted cash flows generated by such assets. If the undiscounted cash flows do not cover the carrying amount of the asset, then the fair value of the asset has to be determined preferably by using quoted market prices or by using other generally accepted methods such as discounted cash flows. This fair value is the basis for necessary impairment write-offs.

(3) Unrealized profits included in the statement of operations, which is a breach of the realization principle as understood in Germany
Although the realization principle is a specific part of U.S. GAAP, in contrast to German accounting policies "unrealized" profits must be included in the statement of operations in certain specific cases. Foreign currency receivables and liabilities are translated at foreign exchange rates ruling at the end of the year and trading securities are reported at their fair value at the end of the current reporting period even if this leads to an "unrealized" profit compared with using the exchange rate or purchase price at the booking date.

(4) Deferred taxes
Deferred tax assets must be included to their full extent. This also applies to tax loss carry forwards which can be offset against future profits for tax purposes and which are thus to be reflected as deferred tax assets. Deferred tax assets are to be reviewed for their realization regularly and a valuation allowance recognized if necessary.

(5) Definition of "production costs"
U.S. GAAP requires the use of "full" production costs, consisting of cost of materials and production wages (direct and indirect) together with the proportional depreciation of property, plant and equipment. It is not permitted to limit the calculation of production costs merely to direct costs.

(6) Pension provisions
Pension provisions are to be calculated actuarially using the projected unit credit method. Use of the German tax-based entry-age-normal method (para 6a Income Tax Act) is not permitted.

Expected wage and salary increases until pensionable age are to be considered when calculating the pension liability to beneficiaries under the scheme. Capital market interest rates are to be used to discount the amounts, which can partly offset this increase, as the rate can be higher than the 6 percent used for tax purposes in Germany (para 6aIncome Tax Act). Pension provisions are to be calculated for beneficiaries as soon as they become scheme members (not only as from their 30th birthday). Appropriate fluctuation rates should be used when considering the provisions needed for this group of beneficiaries.

Overall, using the U.S. GAAP calculation methods leads to a higher pension provision than using the German entry-age-normal method.

(7) Other provisions and accruals
Provisions and accruals may only be set up to cover obligations to third parties. Furthermore, the set up of provisions and accruals is much more restrictive under US-GAAP than under German accounting policies.
Internal accruals are not permitted.


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


                    CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


(8) Accounting for leases
Generally compared with the use of German tax-based leasing provisions, U.S. GAAP requirements more often lead to leased items being recognized in the balance sheet of the lessee rather than of the lessor. U.S. GAAP requires the contractual party which is the economic owner and which thus has the major share of risks and opportunities arising from use of the item being leased to recognize the lease in its balance sheet.

(9) Accounting for derivative instruments
According to U.S. GAAP, since January 1, 2001, all derivative instruments generally have to be recorded at fair value, regardless of the reason why they were entered into. Additionally, derivatives embedded in so called host contracts are derivative instruments and have to be treated as such.

Changes in market value of derivative instruments are realized in net income or in other comprehensive income in the period they occur. The treatment depends on their qualification as a fair value hedge (hedge of exposure to changes in the fair value of an asset or a liability) or as a cash flow hedge (hedge of exposure to variability in expected future cash flows). Hedge accounting can be applied to effective hedging relationships, only. Effects from ineffective hedging relationships have to be realized in income as incurred.

(10) Accounting for Goodwill and other intangible assets
Effective January 1, 2002 goodwill and other intangible assets with indefinite lives are no longer amortized on a recurring basis. Instead, goodwill and intangible assets with an indefinite life are subject to an impairment test at least annually. In case the carrying value cannot be recovered by future cash flows, the carrying value is impaired and has to be written down to fair value.

Any unamortized negative goodwill on the balance sheet has to be written off immediately.

Other intangible assets with finite lives continue to be amortized over their useful lives and reviewed for impairment annually.

(11) Accounting for Costs Associated with Exit or Disposal Activities Recognition of a liability for costs associated with exit or disposal activities is required only when the liability is incurred. The liability has to be measured at fair value and adjusted for changes in cash flow estimates.

(12) Consolidation of Variable Interest Entities
According to US-GAAP, variable interest entities must be consolidated if the company has the majority of the risks and rewards, even if control through voting interests is not given. Under German accounting policies, these entities are not to be consolidated.

Celanese adopted FIN 46 as of December 31, 2003 (see Note 4)

(13) Accounting for Guarantees
At the inception of certain guarantees, a guarantor is required to recognize a liability for the fair value of the obligation undertaken in issuing the guarantee.

Celanese adopted FIN 45 as of December 31, 2002

(14) Accounting for Asset Retirement Obligation
According to US-GAAP the fair value of a liability must be recognized in the balance sheet for all legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long -lived asset. The corresponding asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the asset's useful life.

Celanese adopted SFAS No. 143 Accounting for Asset Retirement Obligations on January 1, 2003


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


                    CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


33. Corporate Governance

    According to Section 161 of the German stock corporation act (AktG), the Supervisory Board and Board of Management first issued the Compliance Statement as regards to the recommendations of the German Corporate Governance Code (Deutscher Corporate Governance Kodex) on March 9 and 10, 2004, respectively, and again on June 22, 2004. Both Compliance Statements were published on the Company's website (www.celanese.com).

    The Company is in the process of evaluating its internal controls over financial reporting pursuant to the provisions of Section 404 of the Sarbanes-Oxley Act of 2002 ("Section 404"). If Celanese AG is unable to deregister as a foreign private issuer under the rules of the SEC, the Company will be subject to the provisions of Section 404 during the fiscal year ending September 30, 2005.

34. List of Investment Holdings

    The separate list of investment holdings of Celanese AG as of September 30, 2004 contains the information required by Section 313 par. 2 of the German Commercial Code (Handelsgesetzbuch). The list will be published in Koenigstein im Taunus / Germany (HRB 5294).

Corporate Governance Report(1)

    In the year under review, the company's work on corporate governance was characterized by the Blackstone takeover and the extensive reorganization of the Celanese Group which followed and focused primarily on the Board's development of the business to increase the company's value and its monitoring by the Supervisory Board. In addition, the work focused on developing and extending the corporate governance processes already implemented in prior years.

The Public Takeover Offer

    Executing a public takeover offer was a particular challenge for all involved in the process. In order for the Supervisory Board to effectively monitor and follow the Board as it fulfilled its obligations concerning the takeover offer by Celanese Europe Holding GmbH & Co. KG also referred to for short as "Blackstone", and thereafter, it maintained the ad hoc committee it formed in December 2003 for this purpose for the entire year under review. The committee was extensively informed of all major issues relating to the takeover offer and the resultant reorganization of the Group. External legal experts and auditors, as well as various senior management members reporting to the Board were among those supplying information on the matter. The plenary Supervisory Board was fully informed of the reports to the ad hoc committee. The ad hoc committee prepared the Supervisory Board on all decisions it was required to make concerning the takeover offer.

Domination and Profit Transfer Agreement

    On June 22, 2004, Celanese AG concluded a domination and profit transfer agreement with Celanese Europe Holding GmbH & Co. KG ("Celanese Holding", formerly BCP Crystal Acquisition GmbH & Co. KG). In this agreement, Celanese AG is placed under the direction of Celanese Holding and agrees to transfer all its profit to Celanese Holding. The Celanese AG shareholders approved this agreement by a majority of 99.56% in an extraordinary general meeting on July 30 / 31, 2004. The meeting was scheduled for two days to allow sufficient time for a full explanation of this decisive measure for Celanese AG and to answer all shareholder questions in detail. The agreement went into effect on October 1, 2004. On October 5, Celanese AG transferred its subsidiary Celanese Americas Corporation, which bundles the company's North American business, to Celanese Holding. This was in following the instructions in the domination agreement. Since that time, Celanese AG primarily serves as a holding company for the Celanese Group's European business activities. The Group's new holding company, Celanese Corporation, is located in Dallas, Texas.

Global Business Conduct Policy

    In 2003, Celanese AG implemented a Global Business Conduct Policy throughout the company. Comprehensive training was conducted for all company employees worldwide to educate them on the Global Business Conduct Policy's content and the consequences of policy infringement. Moreover, all company managers were required to submit a declaration stating that they read and understood the policy and follow the principles contained therein.

    As the Global Business Conduct Policy was introduced, representatives were appointed worldwide to assist employees in the event of a conflict of interest or infringement against Global Business Conduct Policy principles. A number of toll-free "whistleblower helplines" were also set up, which employees can call - anonymously, if desired - to report any policy infringements to the Global Business Conduct Policy representatives. The Global Business Conduct Policy representatives report to the Global Compliance Officer, who regularly reports to the Board of Management and the Supervisory Board's Finance and Audit Committee on individual Global Business Conduct Policy issues. A limited number of incidents were reported in the year under review; however after the incidents reported were investigated, none proved to be a major infringement against the Global Business Conduct Policy.

Risk Management

    Celanese AG has had a risk management system to promptly handle risks in place for itself as well as for its individual businesses since the company was founded. The system underwent continued global standardization and harmonization efforts in all the Group's companies in the year under review.


_________________
1 Simultaneously serves as the report recommended under Sec. 3.10 of the German Corporate Governance Code

The Global Risk Officer reports regularly to the Board of Management on current risks in the Group. The risk management system and significant risks Celanese is exposed to were presented to the Supervisory Board's Finance and Audit Committee in its December meeting.

German Corporate Governance Code

    In accordance with Section 161 of the German Stock Corporation Act, the Celanese AG Board of Management and Supervisory Board submitted the comply-or-explain statement on June 22, 2004. The statement was published on the company's Internet site. It states that Celanese AG complies with the recommendations of the German Corporate Governance Code. The company is only non-compliant with the Code's recommendations to have a cap for extraordinary, unforeseen developments in Board members' stock options pursuant to Section
4.2.3 Sec. 2 Para. 4 of the Code, as well as to have a performance-based compensation component for Supervisory Board members pursuant to Section 5.4.5 Sec. 2 Para. 1 of the Code.

    The Supervisory Board did not implement the suggestion of a cap because doing so would either be detrimental to the stock option incentive (in generally excluding participation for all increases in the share price above a certain amount even if they are the result of management performance) or would result in undesirable fluctuation in quarterly results due to Celanese's use of US GAAP accounting methods (in the selective exclusion of participation in share price increases not resulting from management performance). The Supervisory Board does not have a performance-based compensation component because it did not seem possible to define appropriate long-term parameters during the phase of corporate and organizational realignment, which Celanese AG is currently in.

Sarbanes Oxley Act

    Despite the delisting of its share on the New York Stock Exchange in June 2004, Celanese AG continues to be largely subject to regulations governing the U.S. capital market and the supervision by the Securities and Exchange Commission (SEC). For this reason, the Chairman of the Board and the CFO were required to submit what is called a certification in September concerning the company's financial reporting. Moreover, the Supervisory Board's Finance and Audit Committee are required to approve non-audit services performed by the company's auditors.

    A project team is engaged in implementing the requirements under Sec. 404 of the Sarbanes Oxley Act, which call for extensive review and documentation of the company's internal control mechanisms in accounting and financial reporting, among other things. Despite the delisting of the company share from the New York Stock Exchange, the company is still legally required to fully implement this requirement by September 30, 2005. This will require considerable human and financial resources. Kronberg im Taunus, February 2005


Celanese AG


The Board of Management                                   The Supervisory Board

Report of the Supervisory Board

Dear Shareholder,

    2004 was a year of change and the start of a new era for Celanese AG, most visibly marked by the 84% acceptance rate by Celanese AG shareholders of Blackstone's voluntary public takeover offer and the conclusion of the domination and profit transfer agreement. An extensive restructuring program for the Celanese Group, a wide range of structural measures to increase efficiency in all the businesses and a continued focus on the core businesses through divestment and restructuring measures enabled the businesses to expand their position with customers and in the markets, thus making a significant contribution to increase the value of Celanese. On behalf of the Supervisory Board, I would like to thank the Board of Management and all employees for their extraordinary commitment in 2004.

Focus of the Supervisory Board's Work

    The Supervisory Board focused its work on two major areas: firstly, closely monitoring the company's business development and secondly, performing Supervisory Board duties relating to the public takeover offer by Celanese Europe Holding GmbH & Co. KG (formerly known as BCP Crystal Acquisition Holdings GmbH & Co. KG, also referred to for short as "Blackstone") and the subsequent reorganization of the Group.

    In the shortened business year that ended on September 30, 2004, the Supervisory Board closely followed the company's business development. It discussed all topics relevant to the company's business in regular Supervisory Board and committee meetings. Cooperation between the Supervisory Board and the Board of Management always proceeded in an open and constructive manner.

    The Supervisory Board received information on and discussed the initiatives the company implemented to align the portfolio and increase growth and productivity with the Board of Management. The Supervisory Board's agenda also included the takeover by Blackstone, the conclusion of the domination agreement, various measures to increase efficiency and growth projects such as the acquisition of ICI's emulsions business.

    Another major focus of Supervisory Board work in 2004 was monitoring the implementation of Six-Sigma-based performance-improvement projects throughout the company. The Supervisory Board was kept abreast of these projects during the year.

    Standardizing company-wide data processing is a major factor in creating a leaner, more efficient organization. Celanese has been phasing in OneSAP, a standardized SAP system, in the businesses and administrative functions since October 2003. The roll-out was completed within budget and as expected in the third quarter of 2004. The Supervisory Board received regular progress updates, for example, the report of the company's chief information officer, who headed the project.

    The Board of Management regularly informed the Supervisory Board on developments in Environmental, Health and Safety Affairs as well as on continued productivity increase at the sites and plants.

    Moreover, the Supervisory Board was kept abreast of those topics it was required to make decisions on in accordance with the law and the company's articles of association in a comprehensive and timely manner. Measures requiring Supervisory Board approval were discussed in detail with the Board of Management.

Corporate Governance

    In 2004, Celanese AG continued to develop its standards in responsible corporate leadership and control, otherwise known as corporate governance. The large extent to which the Supervisory Board implemented and complied with German Corporate Governance Code recommendations is a visible expression of its understanding of responsible corporate governance. The publication of the salaries of the individual Board and Supervisory Board members is particularly worth noting.


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


    The Supervisory Board received detailed presentations on risk management and the company's business conduct policy, as well as regular reports from the company's Global Audit department and external auditors.

    In the reporting period under review, the Supervisory Board and the Finance and Audit Committee decided not to conduct efficiency self-assessments, as new shareholder representatives were appointed to the Supervisory Board and the Finance and Audit Committee in June 2004 as a result of the successful conclusion of the takeover offer by BCP Crystal Acquisition GmbH & Co. KG. The company plans to conduct these assessments during the course of 2005.

    One clear indication of the Supervisory Board members' serious commitment to their responsibilities is the high level of participation in the meetings. In the year under review, the Supervisory Board met on March 10, June 2, June 15, and September 29. In addition, two extraordinary Supervisory Board meetings were held on February 9 and June 22. Due to increased responsibilities, the Finance and Audit Committee held four meetings during the reporting period. It met on March 10, June 2, September 17, and September 29. The Personnel and Compensation Committee met a total of four times during the year under review.

    The ad-hoc committee the Supervisory Board formed to deal with matters concerning the takeover offer by Blackstone held a total of ten meetings, most of which were telephone conferences.

    As a result of the takeover situation, the Strategy Committee did not meet during the year under review. Moreover, the Supervisory Board passed written resolutions on a number of items, as is provided for in its rules of procedure.

    Almost all of the Supervisory Board members participated in the meetings of the Supervisory Board and its committees. Only one member was excused from each of the Supervisory Board meetings in February, March, June and September.

Approving the annual financial statements for the 2004 shortened business year

    In accordance with the recommendations included in the German Corporate Governance Code, the company's auditors submitted written statements to the Chairman of the Supervisory Board on March 4 and March 5, 2004, declaring that there are no grounds for doubting the auditor's independence.

    The Celanese AG Annual General Meeting on June 15, 2004 elected KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprufungs-gesellschaft as its auditor. The Finance and Audit Committee reviewed and approved the engagement letter to perform the 2004 audit including the proposed audit fees. The Chairman of the Supervisory Board signed the engagement letter and sent it to KPMG on September 23, 2004, after it was approved by the Supervisory Board.

    Celanese AG's annual financial statements and management report for the shortened business year ending September 30, 2004 were prepared in accordance with the German Commercial Code and the Stock Corporation Act. The consolidated financial statements were prepared in accordance with U.S. GAAP and were supplemented by a Group management report and further explanations pursuant to article 292a of the German Commercial Code in the version valid until the accounting reform law. Pursuant to article 292a, preparing consolidated financial statements in accordance with U.S. GAAP releases the company from the obligation to draw up consolidated financial statements according to German law. The annual financial statements, the consolidated financial statements of Celanese AG and the management reports of Celanese AG and the Group were audited by KPMG, which issued an unqualified opinion.

    All the above-mentioned financial report documents and the corresponding auditor's reports were made available to the Finance and Audit Committee and Supervisory Board and were reviewed by both of them. The auditors kept the Finance and Audit Committee of the Supervisory Board constantly informed during the audit of the annual financial statements.

    The auditors, who attended all meetings of the Finance and Audit Committee, reported on the progress and the main results of their audit in the Finance and Audit Committee meetings on December 6, 2004 and February 25, 2005. The auditors were available to answer questions.

    The Supervisory Board noted and discussed the results of the audit performed by the auditors. As a result of its own examination, the Supervisory Board concluded that no objections should be raised. The Supervisory Board approved not only Celanese AG's 2004 shortened business year financial statements, but also the consolidated financial statements for the 2004 shortened business year, in its meeting on February 25, 2005. The annual financial statements of Celanese AG are thus approved.

Dependency Report

    In accordance with Section 312 of the German Stock Corporation Act, the Board of Management is required to issue a dependency report on the company's relationships to affiliate companies for the period of time from Blackstone's takeover of the majority of outstanding Celanese AG shares on April 6, 2004 until October 1, 2004, the date on which the domination and profit transfer agreement went into effect.

The dependency report was reviewed by the auditors, which issued the following unqualified opinion:

"After performing the required review and assessment required by law, we confirm the following:

1.  The actual statements contained in the report are correct.
2. The company's services were not inappropriately high or, if so, disadvantages were offset for the legal transactions listed in the report.
3. There is no evidence for a significantly different assessment than that given by the Board of Management for those measures listed in the report."

    The dependency report as well as the corresponding audit report was presented to the Supervisory Board and its Finance and Audit Committee for their review. The Finance and Audit Committee and the Supervisory Board were kept informed of the work on the dependency report as it was being prepared.

    The auditor reported the main results of its review of the dependency report to the Supervisory Board and its Finance and Audit Committee in their meetings on February 25, 2005. The Supervisory Board discussed the results of the auditor's review of the dependency report and found no reason for a divergent evaluation. Following the final results of its review, the Supervisory Board determined that there were no objections to the statement of the Board of Management at the conclusion of the dependency report.

Changes in the Board of Management and the Supervisory Board

    The shareholder representatives on the Supervisory Board, Saad Al-Shuwaib, Alan Hirsig, Dr. Joannes Hovers, Dr. Gunter Metz, Dr. Alfons Titzrath and Kendrick Wilson resigned from office on May 7. I thank all outgoing members of the Supervisory Board, especially my predecessor, Dr. Gunter Metz, for their strong commitment, which was a major contribution to Celanese's successful development since 1999. Messieurs Chinh Chu, Cornelius Geber, Benjamin Jenkins, Dr. Hanns Ostmeier, Dr. Ron Sommer and Dr. Bernd Thiemann were appointed by the court to the Supervisory Board in May and elected by the shareholders at the Annual General Meeting on June 15. The Supervisory Board elected me - Dr. Bernd Thiemann - from among its members as the new Chairman of the Supervisory Board.

    In its meeting on February 9, 2004, the Supervisory Board appointed Vice Chairman of the Board of Management, David N. Weidman, as Chairman of the Board of Management effective November 1, 2004. In order to assume responsibilities in the new U.S. holding company, Mr. Weidman resigned from the Board of the company on October 31, 2004.

    In its meeting on October 21, 2004, the Supervisory Board appointed Board member, Dr. Andreas Pohlmann, as Chairman of the Board, and Board member Dr. Lyndon Cole as Vice Chairman of the Board. Dr. Pohlmann will retain his responsibilities as Personnel Director. Peter Jakobsmeier was also appointed to the company's Board of Management effective November 1, 2004, as Chief Financial Officer.

    Claudio Sonder, Chairman of the Board of the company since it was de-merged from Hoechst AG and listed on the stock exchange in 1999, retired from the company after a career of more than 35 years in the chemical industry, upon expiration of his Board appointment on October 31, 2004. Chief Financial Officer Perry Premdas also resigned from the Board on October 31, 2004 for personal reasons.

    On behalf of the entire Supervisory Board, I thank both these men for their extraordinarily successful contribution to the company, its shareholders, employees and customers. Both played a major role in developing Celanese AG and applied their extensive entrepreneurial expertise to pave the company's way for a successful future.

Kronberg im Taunus, February 25, 2005

The Supervisory Board

Dr. Bernd Thiemann

The Supervisory Board
(as of September 30, 2004 or May 2004 for those members who resigned from office at that time)


Dr. Bernd Thiemann (1), (2), (3), (4), (5)
(since May 10, 2004)
Chairman  of the Supervisory Board,
Chairman of the Advisory Board of Rothschild GmbH
Member of the Supervisory Board: Bankhaus Hallbaum KgaA, Berentzen AG*
(Deputy Chairman), Deutsche Euroshop AG*, EM.TV AG* (Chairman), VHV a.G., Warburg KaA
Holding (Deputy Chairman) Wurth Gruppe (Deputy Chairman of the Advisory Board)

Reiner Nause (1), (2), (4), (5)
Deputy Chairman of the Supervisory Board,
Technician, Chairman of the Central Workers' Council of Celanese AG, Chairman of the Group Workers' Council of Celanese AG

Saad A. Al-Shuwaib
(until May 7, 2004)
Chairman and Managing Director of Petrochemical Industries Co., Kuwait Member of the Board of Directors: Kuwait Petroleum Corporation

Dr. Hanswilhelm Bach (3)
Graduate chemist, Environmental, Health and Safety Affairs Business Liaison Manager for Ticona GmbH, Kelsterbach site, Chairman of the Group Senior Executives' Committee of Celanese AG

Ralf Becker (4)
Labor union secretary, Deputy Regional Head of the IG BCE for Hesse / Thuringia Member of the Advisory Council: RAG Bildung GmbH

Hans-Jurgen Brinkmann (3)
Plant mechanic, Member of the Celanese Joint Workers' Council for the Ruhrchemie Site

Chinh E. Chu (4)
(since May 8, 2004)
Senior Managing Director of The Blackstone Group, USA
Member of the Board of Directors: Graham Packaging Holdings Company, Haynes International Inc., Nalco Holdings LLC, Nycomed Holdings

Armin Droth (1)
Electrical engineer, Representative of the VAA (German association of management and professional staff), Member of the Celanese Joint Workers' Council for the Hochst Site

Cornelius Geber (3)
(since May 17, 2004)
Managing Director: BCP Holding GmbH, Celanese Europe Management GmbH, and CG Beteiligungs- & Management GmbH
Member of the Supervisory Board: Barkawi & Partner GmbH (Advisory Board), Cargofresh AG, Inconso AG (Deputy Chairman), Kiala S.A., Neopost S.A.*, Ponaxis AG* (Chairman)

Alan R. Hirsig
(until May 7, 2004)
Former Chief Executive Officer of ARCO Chemical Company, USA
Member of the Board of Directors: Checkpoint Systems Inc.*

Dr. Joannes C. M. Hovers
(until May 7, 2004)
Former Chief Executive Officer of Oce N.V., Niederlande
Member of the Supervisory Board: GVB N.V., Inter Access N.V., Koninklijke Grolsch N.V.*, Kusters Engineering N.V., Mignos en De Block N.V., Multi Processing Equipment Group N.V., De Nederlandsche Bank N.V., NEM Holding N.V., Penguin Ventures N.V., Randstad Holding N.V.*, Stork MPS N.V., Tilburg University (KUB)

Benjamin J. Jenkins (4)
(since  May 8, 2004)
Principal of the Private Equity Group of The Blackstone Group, USA
Member of the Board of Directors: Axtel S.A. de C.V., Vanguard Health Systems
LLC

Dr. Gunter Metz
(until May 7, 2004)
Former Deputy Chairman of the Board of Management of Hoechst AG
Member of the Supervisory Board: Aventis S.A.*, Zurich Beteiligungs-AG (Germany)

Dr. Hanns Ostmeier (1), (2), (3), (5)
(since May 11, 2004)
Senior Managing Director of The Blackstone Group und Managing Director of the Blackstone Group Deutschland GmbH

Herbert Schmalz (4)
Chemistry technician, Head of Warehouse and Shipping for Technical Polymers, Ruhrchemie Site

Dr. Ron Sommer 4
(since May 24, 2004)
Former Chairman of the Board of Deutsche Telekom AG
Member of the Supervisory Board: Munchener Ruckversicherungs-Gesellschaft Aktiengesellschaft*
Member of the Board of Directors: Motorola Inc.*

Dr. Alfons Titzrath
(until May 7, 2004)
Former Chairman of the Supervisory Board of Dresdner Bank AG

Kendrick R. Wilson III
(until May 7, 2004)
Vice Chairman - Investment Banking, Goldman, Sachs & Co., USA
Member of the Board of Directors: American Marine Holdings Inc.


1 Committee in accordance with Section 27 MitbestG (German Co-Determination
Act),
2 Personnel and Compensation Committee,
3 Finance and Audit Committee,
4 Strategy Committee,
5 Ad-hoc Committee,
* Listed company

Board of Management
(as of September 30, 2004)


Claudio Sonder
Chairman

Member of the Supervisory Board: Companhia Suzano de Papel e Celulose S.A.*, Brazil, Suzano Petroquimica S.A.*, Brazil
Member of the Board of Management: Ibero-America Association, Hamburg


David N. Weidman
Vice Chairman and Chief Operating Officer

Chemical Products

Member of the Board of Management: American Chemistry Council, National Advisory Council of the Marriott School of Management, Society of the Chemical Industry


Lyndon Cole
President Ticona and Leader of the Growth Excellence Council

Ticona Technical Polymers


Andreas Pohlmann
Chief Administrative Officer, Director of Personnel

Performance Products, Environment, Personnel, Law

Member of the Supervisory Board: Pensionskasse der Mitarbeiter der Hoechst-Gruppe VvaG (German pension fund for Hoechst Group employees)


Perry W. Premdas
Chief Financial Officer

Acetate Products



* Listed company



        FIVE-YEAR SUMMARY OF FINANCIAL DATA
                                                      Nine Months Ended September 30,                     Years Ended December 31,
                                                      -----------------------------------------------------------------------------

                                                         2004      2003              2003      2002       2001             2000
                                                      ---------- ---------         --------- --------- ----------- ----------------
                                                                (unaudited)

                                                       (in (euro) millions, except for share and per share data, percentages and number of employees)
                                                      -----------------------------------------------------------------------------
Statement of Operations Data:
Net sales ..........................................      3,051     3,103             4,075     4,064     4,433            4,461
Cost of sales ......................................     (2,478)   (2,592)           (3,435)   (3,359)   (3,806)          (3,684)
Selling, general and administrative expenses .......       (330)     (345)             (451)     (474)     (547)            (539)
Research and development expenses ..................        (56)      (59)              (79)      (69)      (82)             (81)
Special charges (1) ................................       (142)        7                (5)        5      (464)             (19)
Operating profit (loss) ............................         46       115               107       183      (464)             144
Interest and other income, net( 2) .................         64        70                76        11        (2)              55
Income tax benefit (provision) .....................       (198)      (61)              (54)      (63)      118             (108)
Minority interests .................................         --        --                --        --        --               --
Earnings (loss) from continuing operations .........       (88)       124               129       131      (348)              91
Earnings (loss) from discontinued operations .......         18        (7)                4        25       (59)               1
Cumulative effect of changes in accounting
  principles, net of income tax ....................         --        (1)               (1)       19        --               --
Net earnings (loss) ................................       (70)       116               132       175      (407)              92
Earnings (loss) per common share -- basic (3) ......     (1.42)      2.34              2.67      3.48     (8.08)            1.73
Earnings (loss) per common share -- diluted (3) ....     (1.42)      2.34              2.67      3.48     (8.08)            1.73

Balance Sheet Data:
Debt ...............................................        587                          504      615       880            1,165
Dividends paid per share ...........................       0.12                         0.44       --      0.40             0.11
Common stock .......................................        140                          140      140       143              143
Weighted average shares -- basic (in thousands) ....     49,402    49,488             49,446   50,329    50,332           53,293
Weighted average shares diluted (in thousands) .....     49,402    49,488             49,457   50,329    50,332           53.293

Other Data:
Operating margin (%) ...............................        1.5%      3.7%               2.6%     4.5%    -10.5%             3.2%
Depreciation and amortization ......................        182       192                260      262       364              333
Capital expenditures ...............................        123       120                185      214       213              200
Number of employees on a continuing
  basis (end of period) in thousands ...............        9.1      10.0                9.5     10.5      10.6             11.4


(1) Special charges represent charges for the impairment of fixed assets, litigation charges and restructuring charges, which include employee termination costs, plant and office closures and other Costs. See Note 27 to the Consolidated Financial Statements.

(2) Interest and other income, net, represents equity in net earnings of affiliates, interest expense, and interest and other income, net, as Set forth in the Consolidated Financial Statements.

(3) Earnings (loss) per common share - basic and diluted is calculated by dividing net earnings (loss) by the weighted average shares outstanding. At December 31, 2000, Celanese did not have any dilutive common stock equivalents.


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